Exhibit 99.3

ANNUAL
REPORT
2018

81,800 dwt, 2018 built

In the present market environment we are fully implementing the IMO Sulphur Cap 2020 regulation by installing within 2019, in about half of our fleet sulphur oxides exhaust gas cleaning devices known as Scrubbers. In addition we continue our installation program of ballast water treatment systems in all our vessels.

ANNUAL REPORT
2018

Company profile_

Safe Bulkers, Inc. is an international provider of marine drybulk transportation services, transporting bulk cargoes, primarily coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers and producers of such commodities.

We are listed on the New York Stock Exchange and trade under the symbol ‘’SB’’.

Being a successor to a business that first invested in shipping in 1958 we hold true to that legacy with uninterrupted presence since then, throughout several shipping cycles.

As of March 8, 2019, we had a fleet of 41 drybulk vessels, with an aggregate carrying capacity of 3.8 million dwt and an average age of 8.5 years, making us one of the world’s youngest fleets of Panamax to Post-Panamax class vessels. Our orderbook consists of one Post-Panamax class newbuild resale vessel scheduled to be delivered in 2020.

Historically, we have invested mainly in newbuild vessels, with advanced technological specifications, aiming to renew and expand our fleet. During 2018, we expanded our fleet through a newbuild delivery of a Kamsarmax class vessel and a second hand Capesize class vessel. In the present market environment we are fully implementing the IMO Sulphur Cap 2020 regulation by installing within 2019, in about half of our fleet sulphur oxides exhaust gas cleaning devices known as Scrubbers. In addition we continue our installation program of ballast water treatment systems in all our vessels.

We employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, having as clients some of the world’s largest miners and grain houses. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions.

SAFEBULKERS	2 - 3

Polys Hajioannou is our Chief Executive Officer and has been Chairman of our board of directors since 2008.

ANNUAL REPORT
2018

Chairman’s letter_

Fellow Shareholders,

In 2018, having refinanced a large portion of our debt, targeting a smooth debt profile for the next 5 years and gradual deleverage, we remained vigorously focused on implementing our core strategy of further improving our capital structure. Supported by our legacy culture we maintained in a fragile market, one of the most competitive break-even points in the industry and increased our profitability signifying our financial discipline, while in parallel invested in one second-hand vessel and one resale newbuild for 2020 and bought back one vessel under sale and lease back agreement, creating intrinsic value for our common shareholders.

Have no doubt, 2019 will be a truly challenging year for the shipping industry. The discussions for the resolution of the trade war between US and China, are going to define the charter market for 2019. Increasing interest rates and lowered global growth targets continue to cast a shadow on demand prospects for bulk commodities. However, the unique game changer for shipping market in decades, is the implementation of the IMO Sulphur Cap 2020, a regulation which is designed to limit hazardous SOx emissions of sea going vessels, together with ballast water treatment systems that all vessels must install in their next dry-docking.

We are fully implementing the IMO Sulphur Cap 2020 regulation by installing within 2019, in about half of our fleet sulphur oxides exhaust gas cleaning devices known as Scrubbers. At the same time we continue our installation program of ballast water treatment systems in all our vessels. We have selected top manufacturers and have contracted to install them in shipyards which already have significant experience in such installations. For the remaining half of our fleet, a large part of which consists of eco-ships, we will use compliant fuels with Sulphur content of less than 0.5%, compared to the today’s global limit of 3.5%.

Our approach is balanced between the two alternative means of compliance that IMO provides, intending to compete on the basis of price differential between high sulphur fuel oil and compliant fuels for about half of our fleet with Scrubbers, and on the basis of lower fuel consumption for the remaining half using compliant fuel, deploying our capital in the most effective way.

We follow the market very closely, increase our exposure in the spot charter and remain vigilant for opportunities that match our core growth and leverage strategies. Looking ahead, we remain cautiously optimistic about the prospects of the charter market and its gradual improvement, supported by the effects of the environmental regulations.

Overall we remain confident that Safe Bulkers is well positioned ahead of uncertainties and opportunities that the present market conditions will offer. We would like to thank all of our stockholders for their continued support and interest in our company and proudly present the 2018 Annual Report which provides detailed information about our business and financial performance.

Polys V. Hajioannou

Chief Executive Officer and Chairman of the Board

SAFEBULKERS	4 - 5

Operational highlights_

Our newbuild deliveries and secondhand acquisitions in 2018.

M/V Pedhoulas Cedrus, 2018,
Japansese Kamsarmax,
DWT 81,800, 2018 built

M/V Mount Troodos, 2009,
Japansese Capesize,
DWT 181,400

Net Revenue
200
150
100
50
0
2016
2017
2018

TCE
15000
12000
9000
6000
3000
0
2016
2017
2018

EBITDA
Adjusted EBITDA
120
100
80
60
40
20
0
-20
2016
2017
2018

(Loss)/Earnings per share
Adjusted (Loss)/ Earnings per share
0.2
0.0
-0.2
-0.4
-0.6
-0.8
-1.0
2016
2017
2018

Operating Cash flow
Adj.Ebitda
Net Revenues
50
40
30
20
10
0
-10
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018

(*) Definitions

EBITDA is a non-GAAP measure and represents Net income/(loss) before interest, tax, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, gain on debt extinguishment, other operating income/(expense), early redelivery cost, impairment loss and gain/(loss) on foreign currency.

Time charter equivalent rates. We define time charter equivalent rates, or “TCE rates,” as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

Earnings/(loss) per share (‘‘EPS’’) and Adjusted Earnings/(loss) per share (‘‘Adjusted EPS’’) represent Net income/(loss) and Adjusted Net income/(loss) less preferred dividend and preferred deemed dividend divided by the weighted average number of shares respectively.

EBITDA, Adjusted EBITDA, Adjusted Net Income/ (loss), Adjusted Net income/(loss) available to common shareholders, Earnings/(loss) per share and Adjusted Earnings/(loss) per share are not recognized measurements under US GAAP.

ANNUAL REPORT 2018 Financial highlights(*)_

SAFEBULKERS	6 - 7

Fleet profile_

Vessel Name	Dwt	Year Built*	Country of Construction
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan
Koulitsa	76,900	2003	Japan
Paraskevi	74,300	2003	Japan
Vassos	76,000	2004	Japan
Katerina	76,000	2004	Japan
Maritsa	76,000	2005	Japan
Efrossini	75,000	2012	Japan
Zoe	75,000	2013	Japan
Kypros Land	77,100	2014	Japan
Kypros Sea	77,100	2014	Japan
Kypros Bravery	78,000	2015	Japan
Kypros Sky	77,100	2015	Japan
Kypros Loyalty	78,000	2015	Japan
Kypros Spirit	78,000	2016	Japan
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan
Pedhoulas Trader	82,300	2006	Japan
Pedhoulas Leader	82,300	2007	Japan
Pedhoulas Commander	83,700	2008	Japan
Pedhoulas Builder	81,600	2012	China
Pedhoulas Fighter	81,600	2012	China
Pedhoulas Farmer	81,600	2012	China
Pedhoulas Cherry	82,000	2015	China
Pedhoulas Rose	82,000	2017	China
Pedhoulas Cedrus	81,800	2018	Japan
Post-Panamax
Marina	87,000	2006	Japan
Xenia	87,000	2006	Japan
Sophia	87,000	2007	Japan
Eleni	87,000	2008	Japan
Martine	87,000	2009	Japan
Andreas K	92,000	2009	South Korea
Panayiota K	92,000	2010	South Korea

ANNUAL REPORT
2018

Vessel Name	Dwt	Year Built*	Country of Construction
Agios Spyridonas	92,000	2010	South Korea
Venus Heritage	95,800	2010	Japan
Venus History	95,800	2011	Japan
Venus Horizon	95,800	2012	Japan
Troodos Sun	85,000	2016	Japan
Troodos Air	85,000	2016	Japan
Capesize
Mount Troodos	181,400	2009	Japan
Kanaris	178,100	2010	China
Pelopidas	176,000	2011	China
Lake Despina	181,400	2014	Japan
Subtotal	3,777,000

NEW BUILDS
Post-Panamax
TBN**	85,000	1H 2020	Japan
Subtotal	85,000

TOTAL	3,862,000

* For existing vessels, the year represents the year built. For newbuilds, the dates shown reflect the expected delivery dates.

** To be Named.

SAFEBULKERS	8 - 9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-34077

ANNUAL REPORT 2018

SAFE BULKERS, INC.
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s name into English)

REPUBLIC OF THE MARSHALL ISLANDS
(Jurisdiction of incorporation or organization)

Safe Bulkers, Inc.

Apt. D11
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
(Address of principal executive office)

Dr. Loukas Barmparis
President
Telephone: +30 2 111 888 400
Telephone: +357 25 887 200
Facsimile: +30 2 111 878 500

(Name, Address, Telephone Number and Facsimile Number of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange
8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share	New York Stock Exchange
8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2018, there were 103,005,748 shares of the registrant’s common stock, 2,300,000 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,200,000 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

SAFEBULKERS	10 - 11

ANNUAL REPORT 2018

About this report

In this annual report, “Safe Bulkers,” “the Company,” “we,” “us” and “our” are sometimes used for convenience where references are made to Safe Bulkers, Inc. and its subsidiaries (as well as the predecessors of the foregoing). These expressions are also used where no useful purpose is served by identifying the particular company or companies. Our affiliated management companies, Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”), and Safe Bulkers Management Limited, a company organized and existing under the laws of the Republic of Cyprus (“Safe Bulkers Management”), are each sometimes referred to as a “Manager,” and together as our “Managers.”

Forward-looking statements

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “hope,” “estimate,” “project,” “forecast,” “plan,” “target,” “seek,” “potential,” “may,” “will,” “likely to,” “would,” “could,” “should” and “expect” and other similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

~	future operating or financial results and future revenues and expenses;
~	future, pending or recent acquisitions, business strategy and other plans and objectives for growth and future operations, areas of possible expansion and expected capital spending or operating expenses;
~	availability of key employees, crew, length and number of off-hire days, drydocking requirements and fuel and insurance costs;
~	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;
~	competition within our industry;
~	reputational risks;
~	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities and to comply with the restrictive and other covenants in our financing arrangements;
~	the strength of world economies and currencies;
~	general domestic and international political conditions;
~	potential disruption of shipping routes due to accidents or political events;
~	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;
~	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;
~	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;
~	vessel breakdowns and instances of off-hire;
~	our future capital expenditures (including our ability to successfully install ballast water treatment systems in all of our vessels and sulfur oxide exhaust gas cleaning systems in about half of our fleet) and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime, delays, cost overruns and lost revenue);
~	our ability to realize the expected benefits from sulfur oxide exhaust gas cleaning systems;
~	availability of financing and refinancing, our level of indebtedness and our need for cash to meet our debt service obligations;
~	our expectations relating to dividend payments and ability to make such payments;
~	our ability to leverage our Managers’ relationships and reputation within the drybulk shipping industry to our advantage;
~	our anticipated general and administrative expenses;
~	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
~	risks inherent in vessel operation, including terrorism (including cyber-terrorism), piracy, corruption, militant activities, political instability, terrorism and ethnic unrest in locations where we may operate and discharge of pollutants;
~	potential liability from pending or future litigation; and
~	other factors discussed in “Item 3. Key Information—iv. Risk Factors” of this annual report.

We caution that the forward-looking statements included in this annual report represent our estimates and assumptions only as of the date of this annual report and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under “Item 3. Key Information—iv. Risk Factors.” As a result, the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

SAFEBULKERS	12 - 13

We undertake no obligation to update or revise any forward-looking statements contained in this annual report, except as required by law, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

ITEM 1. Identity of directors, senior management and advisers
Not applicable.

ITEM 2. Offer statistics and expected timetable
Not applicable.

ITEM 3. Key information

(i) Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2018. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States (the “U.S.”) generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheets at December 31, 2017 and 2018, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars except share data)
STATEMENT OF OPERATIONS
Revenues	$159,900	$132,375	$113,959	$154,040	$201,548
Commissions	(5,806)	(5,058)	(4,187)	(6,008)	(8,357)
Net revenues	154,094	127,317	109,772	148,032	193,191
Voyage expenses	(19,429)	(17,856)	(7,679)	(3,932)	(6,378)
Vessel operating expenses	(50,634)	(55,469)	(49,519)	(52,794)	(63,512)
Depreciation	(43,084)	(47,133)	(49,485)	(51,424)	(48,067)
General and administrative expenses
Management fee to related party	(8,962)	(10,764)	(11,611)	(13,511)	(16,536)
Company administration expenses	(4,369)	(3,853)	(3,770)	(2,607)	(2,706)
Early redelivery cost, net	(532)	—	—	(1,263)	(105)
Loss on inventory valuation	(4,001)	(1,432)	—	—	—
Other operating income/(cost)	—	—	794	(390)	—
Gain on asset purchase cancellation	3,633	—	—	—	—
Loss on sale of assets	—	—	(2,750)	(120)	—
Impairment loss	—	(22,826)	(17,163)	(91,293)	—
Operating income/(loss)	26,716	(32,016)	(31,411)	(69,302)	55,887
Interest expense	(8,335)	(11,650)	(19,576)	(23,224)	(25,713)
Other finance costs/(income)	(1,132)	(242)	(1,735)	7,651	(973)
Interest income	821	86	515	799	929
(Loss)/gain on derivatives	(1,977)	(1,676)	(620)	72	18
Foreign currency gain/(loss)	13	347	(76)	1,782	(670)
Amortization and write-off of deferred finance charges	(1,472)	(2,793)	(3,063)	(2,457)	(1,794)
Net income/(loss)	$14,634	$(47,944)	$(55,966)	$(84,679)	$27,684

ANNUAL REPORT 2018

	Year Ended December
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars except share data)
Earnings/(loss) per share of Common Stock, basic and diluted	$0.06	$(0.74)	$(0.83)	$(0.98)	$0.16
Cash dividends declared per share of Common Stock	$0.22	$0.04	—	—	—
Cash dividends declared per share of Preferred B Shares	$2.00	$2.00	$2.00	$2.00	$0.62
Cash dividends declared per share of Preferred C Shares	$0.96667	$2.00	$2.00	$2.00	$2.00
Cash dividends declared per share of Preferred D Shares	$0.66667	$2.00	$2.00	$2.00	$2.00

	Year Ended December
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars except share data)
STATEMENT OF OPERATIONS
Weighted average number of shares of Common Stock outstanding, basic and diluted	83,446,970	83,479,636	84,526,411	100,932,876	101,604,339

	Year Ended December
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$43,732	$25,523	$13,478	$50,101	$85,449
Net cash used in investing activities(1)	(59,980)	(125,041)	(39,873)	(39,590)	(63,670)
Net cash provided by/(used in) financing activities	65,917	180,090	(83,875)	(47,060)	(15,580)
Net increase/(decrease) in cash and cash equivalents and restricted cash(1)	49,669	80,572	(110,270)	(36,549)	6,199
(1)	Effective December 31, 2017, the Company adopted the new standard Accounting Standards Update ASU 2016-18 – Restricted Cash. The implementation of this update affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of Cash whereas the Company previously presented these within investing activities. This standard was retrospectively applied to all periods presented.

	Year Ended December
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars)
BALANCE SHEET DATA
Total current assets	135,892	243,162	111,008	79,086	101,262
Total fixed assets	1,034,666	1,056,517	1,051,726	946,529	963,887
Other non-current assets (1)	5,871	9,952	11,019	9,482	11,050
Total assets (1)	1,176,429	1,309,631	1,173,753	1,035,097	1,076,199
Total current liabilities	27,329	105,726	23,779	36,933	54,606
Long-term debt, net of current portion and of deferred finance charges (1)	447,936	569,399	569,781	541,816	538,508
Total liabilities	476,330	675,485	595,217	578,749	593,367
Mezzanine equity	—	—	—	—	16,998
Common stock, $0.001 par value	83	83	99	102	103
Total shareholders’ equity	700,099	634,146	578,536	456,348	465,834
Total liabilities and shareholders’ equity (1)	1,176,429	1,309,631	1,173,753	1,035,097	1,076,199
(1)	We adopted the Accounting Standards Update (“ASU”) 2015-03, Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, retrospectively during the fourth quarter of 2015. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts, instead of presenting debt issuance costs as long-term assets on the consolidated balance sheets. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method. This standard was retrospectively applied to all periods presented.

(ii) Capitalization and Indebtedness

Not applicable.

(iii) Reasons for the Offer and Use of Proceeds

Not applicable.

SAFEBULKERS	14 - 15

(iv) Risk Factors

SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO THE INDUSTRY IN WHICH WE OPERATE AND OUR BUSINESS IN GENERAL. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKET AND OWNERSHIP OF OUR COMMON STOCK, $0.001 PAR VALUE PER SHARE (“COMMON STOCK”), SERIES C CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES, PAR VALUE $0.01 PER SHARE, LIQUIDATION PREFERENCE $25.00 PER SHARE (“SERIES C PREFERRED SHARES”) AND SERIES D CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES, PAR VALUE $0.01 PER SHARE, LIQUIDATION PREFERENCE $25.00 PER SHARE (“SERIES D PREFERRED SHARES,” AND TOGETHER WITH THE SERIES C PREFERRED SHARES, THE “PREFERRED SHARES”), INCLUDING THE TAX CONSEQUENCES OF OWNERSHIP OF OUR COMMON STOCK AND PREFERRED SHARES. THE OCCURRENCE OF ANY OF THE RISKS OR EVENTS DESCRIBED IN THIS SECTION COULD SIGNIFICANTLY AND NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS OR THE TRADING PRICE OF OUR COMMON STOCK OR PREFERRED SHARES.

RISKS INHERENT IN OUR INDUSTRY AND OUR BUSINESS

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates have improved in 2018, but have been volatile in the start of 2019. Cyclicality and volatility may lead to reductions in our charter rates, vessel values and results of operations.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. In 2008, the Baltic Dry Index (the “BDI”), had reached an all-time high of 11,793, while in 2016, BDI had reached an all-time low of 290. During 2018, the BDI remained volatile, reaching an annual low of 948 on April 6, 2018 and an annual high of 1,774 on July 24, 2018.

We charter some of our vessels in the spot charter market for periods up to three months and in the period charter market for longer periods. The spot market is highly competitive and volatile, while period time charter contracts of longer duration provide income at pre-determined rates over more extended periods of time. We are exposed to changes in spot charter market each time one of our vessels is completing a previously contracted charter, and we may not be able to secure period time charters at profitable levels. Furthermore, we may be unable to keep our vessels fully employed. Charter rates available in the market may be insufficient to enable our vessels to be operated profitably. A significant decrease in charter rates would adversely affect our profitability, cash flows, asset values and ability to pay dividends.

As of March 8, 2019, 16 of our 41 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have contracted to acquire one resale newbuild vessel scheduled to be delivered in 2020, which does not currently have any contracted charter. As more vessels become available for employment, we may have difficulty entering into multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to instability in the long-term. We may be required to enter into variable rate charters or charters linked to the Baltic Panamax Index, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

~	demand for and production of drybulk products;
~	global and regional economic and political conditions, including armed conflicts, terrorist activities and strikes;
~	environmental and other regulatory developments;
~	the distance drybulk cargoes are to be moved by sea;
~	changes in seaborne and other transportation patterns, including shifts in transportation demand for dry bulk transportation services;
~	weather and natural disasters;
~	international sanctions, embargoes, import and export restrictions, nationalizations and wars; and
~	tariffs on imports and exports that could affect the international trade.

Factors that influence the supply of vessel capacity include:

~	the size of the newbuilding orderbook;
~	the number of newbuild deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;
~	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;
~	port and canal congestion;
~	the number of vessels that are in or out of service, including due to vessel casualties; and
~	changes in environmental and other regulations that may limit the useful lives of vessels.

We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations.

ANNUAL REPORT 2018

A negative change in global economic or regulatory conditions, especially in the Asian region, which includes countries like China, Japan and India, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic or regulatory conditions in any Asian country, particularly China, Japan or, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, or if the regulatory environment in these countries changes adversely for our industry, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States economy or the economies of countries within the European Union (the “E.U.”) will likely adversely affect economic growth in China, Japan, India and other countries in the Asian region. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and results of operations.

The market supply of drybulk vessels has been increasing in terms of deadweight tons (“dwt”), and the number of drybulk vessels on order as of December 31, 2018 was approximately 11.8% for Panamax to Post-Panamax class vessels (65,000 dwt to 100,000 dwt) and 12.2% for Capesize class vessels (over 100,000 dwt), as compared to the then-existing global drybulk fleet in terms of dwt, with the majority of new deliveries expected during 2019 and 2020. As a result, the drybulk fleet continues to grow. In addition, during periods when there are high expectations for charter market recovery, a large number of orders may be placed in shipyards, resulting in a further increase of newbuild orders and accordingly in the size of the global drybulk fleet. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuild, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet, as of March 8, 2019, 29 vessels will be available for employment in the first half of 2019. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market value of drybulk vessels is highly volatile, being related to charter market conditions, aging and environmental regulations. The market values of our vessels may significantly decrease which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market values of drybulk vessels have generally experienced significant volatility within a short period of time. The market prices for secondhand and newbuild drybulk vessels have experienced a small increase in 2018 following a significant increase in 2017, compared to the very low levels experienced in 2016 when vessel values were reduced in a short period of time due to depressed market conditions. The market value of our vessels fluctuates depending on a number of factors, including:

~	general economic and market conditions affecting the shipping industry;
~	prevailing level of charter rates;
~	distressed asset sales, including newbuild contract sales during weak charter market conditions;
~	lack of financing and limitations imposed by financial covenants in our credit and loan facilities;
~	competition from other shipping companies;
~	configurations, sizes and ages of vessels;
~	cost of newbuilds;
~	governmental, environmental or other regulations; and
~	technological advances.

We were in compliance with our covenants in our credit and loan facilities in effect as of December 31, 2017 and December 31, 2018. If the market value of our vessels, or our newbuild upon its delivery to us, declines, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness under those agreements and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing on favorable terms or at all and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

A significant decrease of the market values of our vessels could cause us to incur an impairment loss and could have a material adverse effect on our business, financial condition and results of operations.

SAFEBULKERS	16 - 17

We review for impairment our vessels held and used whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. Such indicators include declines in the fair market value of vessels, decreases in market charter rates, vessel sale and purchase considerations, fleet utilization, environmental and other regulatory changes in the drybulk shipping industry or changes in business plans or overall market conditions that may adversely affect cash flows. We may be required to record an impairment charge with respect to our vessels and any such impairment charge resulting from a decline in the market value of our vessels or a decrease in charter rates may have a material adverse effect on our business, financial condition and results of operations.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment of long-lived assets” for more information.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our results of operations and financial condition could be adversely affected.

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. Due in part to the highly fragmented market, additional competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our fleet utilization and, accordingly, our results of operations.

Changes in labor laws and regulations, collective bargaining negotiations and labor disputes could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We bear crewing costs under our charters. Increases in crew costs may adversely affect our results of operations. In addition, labor disputes or unrest, including work stoppages, strikes and/or work disruptions or increases imposed by collective bargaining agreements covering the majority of our officers on board our vessels could result in higher personnel costs and significantly affect our financial performance.

We are subject to regulations and liability under environmental laws that require significant expenditures, including ballast water treatment systems (“BWTS”) and sulfur oxide exhaust gas cleaning systems (“Scrubbers”), which can affect our results of operations and financial condition.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Government regulation of vessels, particularly environmental regulations, have become more stringent and require us to incur significant capital expenditures on our vessels to keep them in compliance. As a result, we may decide to scrap or sell certain vessels altogether. In addition, more stringent regulations may gradually be adopted in the future.

For example, various jurisdictions have regulated management of ballast waters to prevent the introduction of non-indigenous species that are considered invasive. Such regulations require us to make changes to the ballast water management plans we currently have in place and to install new equipment on board our vessels. In response to such regulations, we entered into an agreement to install BWTS in all of our vessels. The installation on all our vessels and related capital expenditure is expected to expand to 2022. Investments in the installation of BWTS are both time consuming and costly. If we fail to install or timely operate the BWTS in our vessels, then we may be unable to operate those vessels, which could have a material adverse effect on our results of operations, cash flows and financial position.

Various jurisdictions have also regulated or are considering the further regulation of greenhouse gases from vessels and emissions of sulfur and nitrogen oxides. Greenhouse gas regulations presently require the monitoring of greenhouse gas emissions. Nitrogen oxides emission regulations require the installation of advanced Tier III engines in newbuilds and modifications are not expected to be required in existing vessels. Regulation for sulfur oxides emissions may involve retrofitting of Scrubbers.

More specifically, regulation of sulfur oxides emissions provide for 0.5% (lowered from 3.5%) sulfur cap on marine fuel consumed by a vessel by January 1, 2020, unless the vessel is equipped with a Scrubber. The most commonly used marine fuel with lower than 0.5% sulfur content is marine gas oil (“MGO”), which presently is substantially more expensive compared to the currently widely used 3.5% sulfur content heavy fuel oil (“HFO”). During 2019, additional marine fuels which will comply with the 0.5% sulfur cap are expected to be developed; however, their cost, worldwide availability, compatibility with the existing fuels

ANNUAL REPORT 2018

on board when a vessel is refueled, stability over a long period of time suitable for storage in the vessel’s fuel tanks and other technical considerations are not yet known. The excessive demand for MGO or other compliant marine fuels after January 1, 2020, may lead to a wide price differential between such compliant fuels and HFO, shortages in worldwide availability, problems with compatibility, fuel stability and other technical considerations which may affect the operations of vessels using such compliant fuels and their competitiveness compared to vessels that will continue to use HFO following the installation of Scrubbers. On the other hand, vessels that will be equipped with Scrubbers may also face shortage of HFO worldwide and price distortions, as only a small percentage of the global fleet is expected to be equipped with Scrubbers by 2020 and the trading of HFO may not be economical to fuel suppliers. In addition, restrictions of effluents from Scrubbers may be imposed in various jurisdictions, affecting the viability of investments required to equip vessels with Scrubbers. In response to sulfur oxides emissions regulations, we entered into an agreement to install Scrubbers in about half of our vessels.

The installation of Scrubbers in about half of our vessels and related capital expenditure is expected to expand over 2019 and 2020. The installation of Scrubbers is expected to be both time consuming and costly. If we fail to timely install the Scrubbers in the vessels that we have scheduled to, and/or if the price differential between compliant fuels and HFO is narrower than expected, then we may not realize any return, or we may realize a reduced return on our investment in Scrubbers than that which we expected, which could have a material adverse effect on our results of operations, cash flows and financial position. Conversely, if the price differential between compliant fuels and HFO is wider than expected, about half of our vessels that will not be equipped with Scrubbers may face difficulties to compete with vessels equipped with Scrubbers which could have a material adverse effect on our results of operations, cash flows and financial position.

Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations. Because such conventions, laws and regulations are often revised, or the required additional measures for compliance are still under development, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

These requirements can also affect the resale prices or useful lives of our vessels or require reductions in cargo capacity, ship modifications or operational changes or restrictions. Failure to comply with these requirements could lead to decreased availability of, or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. In addition, we are subject to the risk that we, our affiliated entities, or our or their respective officers, directors, shore employees, crew on board and agents may take actions determined to be in violation of such environmental regulations and laws and our environmental policies. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

We are subject to international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations and requirements may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization (“IMO”) International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”). Under the ISM Code, we are required to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy. Failure to comply with the ISM Code may subject us to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our current fleet is ISM Code-certified. If we fail to maintain ISM Code certification for our vessels, we may also breach covenants in certain of our credit and loan facilities that require that our vessels be ISM Code-certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit or loan facilities.

Increased inspection procedures, tighter import and export controls and survey requirements could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines and other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

SAFEBULKERS	18 - 19

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we would be in violation of certain covenants in our credit and loan facilities. This would also negatively impact our revenues.

Our vessels are exposed to operational risks that may not be adequately covered by our insurance.

The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in countries, piracy, terrorist and cyber-terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally.

We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.

In general, we do not carry loss of hire insurance. Occasionally, we may decide to carry loss of hire insurance when our vessels are trading in areas where a history of piracy has been reported. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking or unscheduled repairs due to damage to the vessel. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

World events, including terrorist attacks and international hostilities, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other geographic countries and areas, terrorist or other attacks, war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Acts of piracy on ocean-going vessels may increase in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.

If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including the employment of onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

ANNUAL REPORT 2018

The operation of drybulk vessels has certain unique operational and technical risks which include mechanical failure, collision, property loss, cargo loss or damage as well as personal injury, illness and loss of life and could lead to an environmental disaster; failure to adequately maintain our vessels or address such risks could have a material adverse effect on our business, financial condition and results of operations.

The operation of a drybulk vessel has certain unique operational and technical risks which include mechanical failure, collision, property loss, cargo loss or damage as well as personal injury, illness and loss of life and could lead to an environmental disaster. Drybulk vessels may develop unexpected mechanical and operational problems due to several reasons including improper maintenance and weather conditions. The compliant fuels with 0.5% sulfur content, some of which are currently under development, have not yet been adequately tested on board our vessels and under certain conditions may cause loss of the vessel’s main engine power with severe results that can lead to collision and loss of a vessel.

With a drybulk vessel, the cargo itself and its interaction with the vessel may create operational risks. By their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures or with steel plate diminution may be more susceptible to breach while at sea. Breaches of a drybulk vessel’s hull may lead to the flooding of the vessel’s holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we do not adequately maintain our vessels or address such operational and technical risks, we may be unable to prevent these events. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, or other assets of the relevant vessel-owning company or companies, could cause us to default on a charter, breach covenants in certain of our credit facilities, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, financial condition and results of operations.

We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.

We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally with our vessels, customers, suppliers, partners and other third-parties. In addition, our vessels use electronically transmitted maps and navigational systems. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber-attacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information, personal data and data loss and corruption. Cyber-attacks on our vessels may also lead to potential unauthorized access to the navigational systems of our vessels, which could result in hazardous accidents. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Furthermore, as of May 25, 2018, data breaches on personal data, as defined in the European General Data Protection Regulation, could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remediate any vulnerabilities to cyber-attacks. Moreover, we do not carry cyber-attack insurance to cover the aforementioned risks to our information technology.

The vote by the United Kingdom to leave the European Union could adversely affect us.

The United Kingdom (the “U.K.”) referendum on June 23, 2016 on its membership in the E.U. resulted in a majority of U.K. voters voting to exit the E.U. (“Brexit”). On February 1, 2017, the U.K. Parliament voted in favor of allowing the U.K. government to begin the formal process of Brexit. The U.K. is currently in negotiations to determine the terms of Brexit and of the U.K.’s relation-

SAFEBULKERS	20 - 21

ship with the E.U. going forward, with the U.K. due to exit the E.U. on March 29, 2019. In November 2018, the U.K. and the E.U. agreed upon a draft Withdrawal Agreement setting out the terms of Brexit. However, on January 15, 2019, the draft Withdrawal Agreement was rejected by the U.K. Parliament, creating significant uncertainty about the terms and timing of Brexit. We have operations in the E.U., and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets as the U.K. determines which E.U. treaties, laws and regulations to replace or replicate, including those governing maritime, labor, environmental, competition, international trade and other matters applicable to our business. Any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

An increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism affecting the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of domestic charterers and domestically owned ships and (ii) an increase in the risks associated with importing goods to such markets. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. Further, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. President Trump has also called for substantial changes to foreign trade policy with China and has recently raised, and has proposed to further raise in the future, tariffs on several Chinese goods in order to reverse what he perceives as unfair trade practices that have negatively impacted U.S. businesses. The announcement of such tariffs has triggered retaliatory actions from foreign governments, including China, and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war.” This may have the effect of reducing the supply of goods available for import or export and may, in turn, result in a decrease of demand for shipping. Any increased trade barriers or restrictions on trade, or the perception that they may occur, may have an adverse effect on global market conditions, may have an adverse impact on global trade and our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in fuel prices may adversely affect our profits.

Changes in fuel prices may adversely affect our profits under certain circumstances. If the price differential between 0.5% sulfur content compliant fuels and HFO is narrow, then we may not realize any return, or we may realize a reduced return on our investment in Scrubbers than that which we expected, which could have a material adverse effect on our results of operations, cash flows and financial position. Conversely, if the price differential between 0.5% sulfur content compliant fuels and HFO is wide, the other half of our fleet that will not be equipped with Scrubbers may face difficulties to compete with vessels equipped with Scrubbers which could have a material adverse effect on our results of operations, cash flows and financial position.

Seasonal fluctuations in industry demand could have a material adverse effect on our business, financial condition and results of operations and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we may pay to our stockholders. For example, the market for marine drybulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for marine drybulk transportation services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled by vessels to their end destination known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for marine drybulk transportation services is typically weaker at the beginning of the calendar year and during the summer months. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition and results of operations.

Charterers may renegotiate or default on period time charters, which could reduce our revenues and have a material adverse effect on our business, financial condition and results of operations.

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms or may default on their obligations. Additionally, charterers may attempt to bring claims against us

ANNUAL REPORT 2018

based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default on their obligations. In past years, the industry experienced numerous incidents of charterers renegotiating their charters or defaulting on their obligations thereunder. If a charterer defaults on a charter, we will, to the extent commercially reasonable, seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations, loan and credit facility covenants and cash flows.

We depend on a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2018, two of our charterers accounted for more than 10.0% of our revenues and in previous periods some of our charterers each accounted for more than 10.0% of our revenues. We could lose a customer for many different reasons, including:

~	a failure of the customer to make charter payments because of its financial inability, disagreements with us or otherwise;
~	the customer’s termination of its charters because of our non-performance, including serious deficiencies with the vessels we provide to that customer or prolonged periods of off-hire;
~	a prolonged force majeure event that affects the customer may prevent us from performing services for that customer, i.e., damage to or destruction of relevant production facilities and war or political unrest; and
~	the other reasons discussed in this section.

If we lose a key customer, we may be unable to obtain period time charters on comparable terms with charterers of comparable standing or may have increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. We would not receive any revenues from a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The loss of any of our key customers, a decline in payments under our charters or the failure of a key customer to perform under its charters with us could have a material adverse effect on our business, financial condition and results of operations.

 We have adopted an anti-bribery policy consistent with the provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”) and anti-bribery legislation in other jurisdictions. Actual or alleged violations of these policies could result in damage of our reputation, sanctions, criminal penalties, imprisonment, civil action and fines, which could have an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies consistent and in full compliance with the FCPA and anti-bribery legislation in other jurisdictions. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We may have difficulty properly managing our planned growth through acquisitions of additional vessels.

As of March 8, 2019, we intend to grow our business through the acquisition of one contracted newbuild vessel, which is scheduled to be delivered in 2020. We may contract additional newbuild vessels or make selective acquisitions of additional secondhand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

A shipyard could fail to deliver a newbuild on time or at all because of:

~	work stoppages or other hostilities, political or economic disturbances that disrupt the operations of the shipyard;
~	quality or engineering problems;
~	bankruptcy or other financial crisis of the shipyard;
~	a backlog of orders at the shipyard;
~	disputes between the Company and the shipyard regarding contractual obligations;
~	weather interference or catastrophic events, such as major earthquakes or fires;
~	our requests for changes to the original vessel specifications; or
~	shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers.

SAFEBULKERS	22 - 23

A third-party seller could fail to deliver a secondhand vessel on time or at all because of:

~	bankruptcy or other financial crisis of the third-party seller;
~	quality or engineering problems;
~	disputes between the Company and the third-party seller regarding contractual obligations; or
~	weather interference or catastrophic events, such as major earthquakes or fires.

In addition, we may seek to terminate or novate a vessel acquisition contract due to market conditions, financing limitations or other reasons. The outcome of contract termination or novation negotiations may require us to forego deposits on construction or acquisition, as applicable, and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated contract, we may incur liabilities to such charter counterparty depending on the terms of such charter.

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions or enter into newbuild contracts at favorable prices. During periods when charter rates are low, we may be unable to fund the acquisition of vessels, whether through lending or cash on hand. For these reasons, we may be unable to execute our growth plans or avoid significant expenses and losses in connection with our future growth efforts.

We may have difficulty properly managing our planned environmental investments, including Scrubbers and BWTS.

Environmental investments in Scrubbers and BWTS currently represent the largest investment of the Company. The retrofit of Scrubbers and BWTS is a demanding job, involving the selection of equipment, detailed engineering studies and high quality of installation. During 2019, we expect to install BWTS in 12 vessels and Scrubbers in 19 vessels, in most cases concurrently with their drydocking. A delay in the delivery to us of BWTS or Scrubber equipment, or a delay in the installation of such equipment on board each vessel could increase the down time of the relevant vessel. In addition, if the installation of Scrubbers on the vessels is delayed, then we may realize reduced returns on the relevant investments. Furthermore, if we fail to successfully install, commission and operate a Scrubber, we may not realize any return on such investment. All such difficulties could have material adverse effect on our results of operations, cash flows and financial position.

As we expand our business, we will need to improve or expand our operations and financial systems, staff and crew; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our Managers’ attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on our Managers to recruit additional seafarers and shoreside administrative and management personnel. Our Managers may not be able to continue to hire suitable employees or a sufficient number of employees as we expand our fleet. If our Managers’ unaffiliated crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. We may also have to increase our customer base to provide continued employment for most of our new vessels. If we are unable to operate our financial systems, our Managers are unable to operate our operations systems effectively or recruit suitable employees in sufficient numbers or we are unable to increase our customer base as we expand our fleet, our performance may be adversely affected.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 8, 2019, the vessels in our current fleet had an average age of 8.5 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of they become available for use through their remaining estimated useful life. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

Our ability to obtain financing on favorable terms and the deterioration of the global banking markets may adversely impact our business. If economic conditions globally continue to be volatile, it could impede our operations.

Although capital markets have improved since 2008, when banks and other financial institutions active in the shipping industry became increasingly unwilling to provide credit, they remain volatile. The shipping industry remains negatively affected by the scarcity of credit and the cost of financing has increased. Financing institutions have increased interest rates or even ceased funding for certain shipping companies. Furthermore, vessels older than 15 years old may not be financed by banks and other financial institutions at all. Any further deterioration of the global banking markets may decrease the availability of financing or refinancing on acceptable terms when needed, and we may be unable to meet our debt obligations as they become due.

The continuing instability and conflicts in Syria, the turmoil in Venezuela and other geographic areas, the stabilization of growth in China and the economic weakness in the E.U. may affect credit markets globally, reduce liquidity, disrupt economic conditions and may have a material adverse effect on our results of operations and financial condition.

If we are unable to obtain additional secured indebtedness, we may be unable to refinance our existing indebtedness and may not be able to finance a fleet replacement and expansion program in the future, any of which would have a material adverse effect on our business, financial condition and results of operations.

Global financial markets and economic conditions continue to be volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile

ANNUAL REPORT 2018

asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. The current state of global financial markets might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Future financing and investing activities may involve refinancing of certain existing debt near or upon maturity and the financing of future fleet replacement and expansion. Our ability to refinance existing indebtedness, or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. In addition, we may also be liable for other damages for breach of contract. A failure to satisfy our financial commitments could result in the acceleration of our indebtedness and foreclosure on our vessels. Such events, if they occurred, would adversely affect our business, financial condition and results of operation.

The aging of our fleet and our acquisitions of secondhand vessels may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 8, 2019, the average age of the vessels in our current fleet was 8.5 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Fourteen vessels in our fleet were over ten years old as of December 31, 2018. We may encounter higher operating and maintenance costs due to the age and condition of those vessels. In addition, if in the future we acquire additional secondhand vessels, such vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. We cannot obtain the same knowledge about the condition of a secondhand vessel compared to a newbuild through the performed inspection prior to the purchase of such secondhand vessel nor about the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we may not receive the benefit of warranties on secondhand vessels.

Uncertainty regarding the London Interbank Offered Rate (“LIBOR”) may adversely impact our indebtedness under our credit and loan facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In July 2017, the U.K. Financial Conduct Authority announced that it would phase out LIBOR as a benchmark by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. Proposed alternative reference interest rates so far are based on overnight tenors only, while the most frequently used LIBOR rates are for one, three and six month tenors. Most of our credit and loan facilities are linked to LIBOR. When LIBOR ceases to exist, we may need to amend our credit and loan facilities based on a new standard that is established, if any. The basis of calculation of such standard is not yet agreed upon amongst market participants and as a result the cost of our borrowings may increase. In addition, any resulting differences in interest rate standards among our assets and our financing arrangements may result in interest rate mismatches between our assets and the borrowings used to fund such assets. There is no guarantee that a transition from LIBOR to an alternative reference interest rate will not result in financial market disruptions or significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, financial condition and results of operations.

We are and will be exposed to floating interest rates and may selectively enter into interest rate derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which was volatile prior to 2008 and can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Historically, LIBOR has been at relatively low levels, but has increased during recent periods. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

We have in the past selectively entered into derivative contracts to hedge our overall exposure to interest rate risk, and although we currently have no interest rate derivatives, we may enter into derivative contracts in the future. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant losses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs.

Because we generate substantially all of our revenues in U.S. dollars but incur a material portion of our expenses in other currencies, including our investments in Scrubbers and BWTS, and may, in the future, also incur a material portion of our indebtedness and our capital expenditure requirements in other currencies, exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.

SAFEBULKERS	24 - 25

We generate substantially all of our revenues in U.S. dollars, but in 2018 we incurred approximately 28.0% of our vessel operating expenses in currencies other than the U.S. dollar, of which 58.4% was denominated in Euros. In addition, we incurred approximately 66.0% of our management fees in Euros., and the majority of our management fee expenses in the future will be incurred in Euros. A significant part of our commitments for the acquisition of the Scrubber and BWTS equipment is also denominated in Euros. As of December 31, 2018, all of our indebtedness was denominated in U.S. dollars, as well as the amounts due under the memorandum of agreement for the acquisition of the resale newbuild vessel in our orderbook. We have historically entered into shipbuilding contracts and purchase of vessels whereby part of the contract price was payable in Japanese yen and Singapore dollars. Also, new credit facilities and financing agreements, purchase of vessels or newbuild contracts may be denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and the Japanese yen. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

Restrictive covenants in our existing credit facilities and financing agreements impose, and any future credit facilities and financing agreements will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

We have substantial indebtedness. As of December 31, 2018, we had $579.6 million outstanding under our credit facilities and financing agreements.

Our existing credit facilities and financing agreements impose, and any future credit facility and financing agreement will impose, operating and financial restrictions on us. These restrictions generally limit our ability to, among other things:

~	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;
~	enter into certain long-term charters without the lenders’ consent;
~	incur additional indebtedness, including through the issuance of guarantees;
~	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;
~	create liens on their assets;
~	make loans;
~	make investments;
~	make capital expenditures;
~	undergo a change in ownership or control or permit a change in ownership and control of our Managers;
~	sell the vessel mortgaged under such facility; and
~	permit our chief executive officer to change.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to our stockholders, finance our future operations or pursue business opportunities.

Certain of our existing credit facilities require our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

~	ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 120% for credit facilities outstanding both with commercial financing institutions and with governmental owned export credit institutions (the “Minimum Value Covenant”);
~	maintain at all times a minimum cash balance per vessel with the respective lender from $150,000 to $1,000,000 as the case may be; and
~	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following as of March 8, 2019:

~	our total consolidated liabilities divided by our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment and the book value of all other assets) must not exceed 85% for credit facilities outstanding with commercial financing institutions and 80% for credit facilities outstanding with government owned export credit institutions (the “Consolidated Leverage Covenant”);
~	our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment and the book value of all other assets) less our total consolidated liabilities must not be less than $150,000,000, for credit facilities outstanding both with commercial financing institutions and with government owned export credit institutions (the “Net Worth Covenant”);
~	the ratio of our EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis, for credit facilities outstanding with commercial financing institutions (the “EBITDA Covenant”);
~	the ratio of our aggregate debt to EBITDA must not exceed 5.5:1 on a trailing 12 months’ basis, applicable as of June 30, 2020 (our next testing date), onwards for credit facilities outstanding with government owned export credit institutions;

ANNUAL REPORT 2018

~	our consolidated debt must not exceed $580,000,000 on June 30, 2019 and on December 31, 2019 for credit facilities outstanding with government owned export credit institutions;
~	payment of dividends is subject to no event of default having occurred and continuing and is prohibited if the payment of such dividends would lead to an event of default; and
~	a minimum of 30% or 35%, as the case may be, of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and, in the case of one facility, Polys Hajioannou shall beneficially hold a minimum of 20% of the voting and ownership rights.

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant and Net Worth Covenant do not apply to the loan facility with our subsidiary Shikokuepta Shipping Inc., and the Minimum Value Covenant and EBITDA Covenant do not apply to financing agreements entered into by our subsidiaries Maxeikosiena Shipping Corporation and Youngtwo Shipping Inc.

Failure to meet our payment and other obligations or to maintain compliance with the applicable financial covenants could lead to defaults under our secured credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. The loss of these vessels would have a material adverse effect on our business, financial condition and results of operations.

The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.

We have not paid any dividends on our shares of Common Stock since August 2015. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth and leverage strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. Therefore, we might continue not paying dividends on our shares of Common Stock in the future.

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

~	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;
~	the level of our operating costs;
~	the level of our general and administrative costs;
~	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our ships;
~	vessel acquisitions and related financings;
~	level of indebtedness;
~	restrictions in our loan and credit facilities and in any future debt facilities;
~	prevailing global and regional economic and political conditions;
~	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;
~	the amount of cash reserves established by our board of directors; and
~	restrictions under Marshall Islands and Liberian law.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth strategy contemplates that we will finance the acquisition of our newbuild or selective acquisitions of second hand vessels in addition to our contracted newbuild through a combination of cash on hand, our operating cash flow and debt financing or equity financing. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance such acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends.

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our Common Stock are subject to the priority of dividends on the 2,300,000 shares of Series C Preferred Shares issued May 2014 and 3,200,000 shares of Series D Preferred Shares issued June 2014, in each case outstanding as of December 31, 2018.

The laws of the Republic of Liberia and of the Republic of the Marshall Islands, where our vessel-owning subsidiaries are incorporated, generally prohibit the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. Our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit and loan facilities, we are subject to financial and other covenants, which may limit our ability to pay dividends. We also may not have sufficient surplus or net profits in the future to pay dividends.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

SAFEBULKERS	26 - 27

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to make dividend payments.

We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries and cash and cash equivalents held by us. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of the Republic of Liberia and of the Republic of the Marshall Islands, where our vessel-owning subsidiaries are incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

We depend on our Managers to operate our business and our business could be harmed if our Managers fail to perform their services satisfactorily.

Pursuant to our management agreement with Safety Management (the “SMO Management Agreement”) and our management agreement with Safe Bulkers Management (the “SBM Management Agreement” and, together with the SMO Management Agreement, the “Management Agreements”), our Managers provide us with technical, administrative and commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, financial services and office space) and our executive officers. Our operational success depends significantly upon our Managers’ satisfactory performance of these services. Our business would be harmed if our Managers failed to perform these services satisfactorily. In addition, if either of the Management Agreements were to be terminated, expire or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our Management Agreements.

Our ability to compete for and enter into charters and to expand our relationships with our existing charterers will depend largely on our relationship with our Managers and their reputation and relationships in the shipping industry. If our Managers suffer material damage to their reputation or relationships, it may harm our ability to:

~	renew existing charters upon their expiration;
~	obtain new charters;
~	successfully interact with shipyards during periods of shipyard construction constraints;
~	obtain financing on commercially acceptable terms;
~	maintain satisfactory relationships with our charterers and suppliers; and
~	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition and results of operations.

Although we may have rights against our Managers if they default on their obligations to us, investors in us will have no recourse against our Managers.

Our Managers are permitted to provide certain management services to affiliates and third parties under the specific restrictions of our Management Agreements. Although our Managers are required to provide preferential treatment to our vessels with respect to chartering arrangements under the Management Agreements, our Managers’ time and attention may be diverted from the management of our vessels in such circumstances. Further, we will need to seek approval from our lenders to change our Managers.

Management fees are payable to our Managers regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our Management Agreements, we pay our Managers a daily ship management fee of €875 per vessel and Safe Bulkers Management an annual ship management fee of €3 million for providing commercial, technical and administrative services (see the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—General and Administrative Expenses” for more information). In addition, we pay our Managers certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain company administration expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar company administration expenses, which are reimbursed or paid by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations. The maximum expiration date of the Management Agreements with our Managers is May 2027. We expect to enter into new agreements with the Managers upon their expiration; however, the terms upon which the new management agreements will be entered into are unknown at this time and may be less favorable to the Company than those currently in place.

Both of our Managers are privately held companies, and there is little or no publicly available information about them; an investor could have little advance warning of problems affecting our Managers that could have a material adverse effect on us.

The ability of our Managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our Managers’ financial strength. Because our Managers are privately held, it is unlikely that information about their financial strength would become public or available to us prior to any default by our Managers under the Management Agreements. As a result, we may, and our investors might, have little advance warning of problems that affect our Managers, even though those problems could have a material adverse effect on us.

ANNUAL REPORT 2018

Our chief executive officer also controls our Managers, which could create conflicts of interest between us and our Managers.

Our chief executive officer, Polys Hajioannou, controls both of our Managers. The Hajioannou family (including Polys Hajioannou), directly and through entities controlled by the Hajioannou family, owns approximately 50.95% of our outstanding Common Stock as of March 8, 2019 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for more information). These relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Managers or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreements our Managers will be required to first provide us any chartering opportunities in the drybulk sector, our Managers are not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. In addition, under our restrictive covenant arrangements with Mr. Hajioannou and certain entities affiliated with him, he and such entities may own, operate or finance a maximum of eight drybulk vessels on the water at any one time or enter into an unlimited number of contracts with shipyards for newbuild drybulk vessels as part of his estate or family planning. Any such drybulk vessels are not required to be managed by either of our Managers, and Mr. Hajioannou and his related entities are not required to first provide chartering opportunities to us with respect to such vessels. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

While we adhere to high standards of evaluating related party transactions, agreements between us and other affiliated entities may be challenged as less favorable than agreements that we could obtain from unaffiliated third parties.

We have entered into various transactions with Mr. Hajioannou, our Chairman and chief executive officer, and entities controlled by and/or affiliated with Mr. Hajioannou. For example, in 2017, we sold one drybulk vessel to an entity owned by Mr. Hajioannou. While we believe this transaction was properly evaluated and approved by an independent special committee of our board of directors, certain terms related to the transaction, including price, may be challenged to be on terms that are less favorable to us than terms that would have otherwise been agreed upon with unaffiliated third-parties. Future transactions with Mr. Hajioannou and entities controlled by and/or affiliated with Mr. Hajioannou may undergo scrutiny by our shareholders, the media or others and result in a challenge of the terms associated with any such transaction.

Our business depends upon certain employees who may not necessarily continue to work for us; if such employees were no longer to be affiliated with us, our business, financial condition and results of operation could suffer.

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Managers. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 30 years has worked with us, our Managers and their predecessor. He and other members of our senior management and of our Managers manage our business and their performance is crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Managers, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not maintain, and do not intend to maintain, “key man” life insurance on any of our executive officers.

The provisions in our restrictive covenant arrangements with our chief executive officer and certain entities affiliated with him restricting their ability to compete with us, like restrictive covenants generally, may not be enforceable.

Our chief executive officer, Polys Hajioannou, and certain entities affiliated with him have entered into restrictive covenant agreements with us under which they are precluded from competing with us during either (i) with respect to Polys Hajioannou, the term of his service with us as executive and director and for one year thereafter, or (ii) with respect to entities affiliated with Polys Hajioannou, during the term of the Management Agreements and for one year following the termination of both Management Agreements, in each case subject to certain exceptions. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on such individuals’ ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. A court may not enforce the restrictions as written by way of an injunction and we may not necessarily be able to establish a case for damages as a result of a violation of the restrictive covenants.

Our vessels call on ports located in Iran and Syria, which are identified by the United States government as state sponsors of terrorism and are subject to United States economic sanctions, which could be viewed negatively by investors and adversely affect the trading price of our Common Stock and Preferred Shares.

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2005 through December 31, 2011, vessels in our fleet made 20 calls on ports in Iran and three calls on ports in Syria out of a total of 2,327 calls on worldwide ports. From January 1, 2012 through December 31, 2015, vessels in our fleet did not make any calls on ports in Iran or Syria. From January 1, 2016 through December 31, 2016, vessels in our fleet made three calls on ports in Iran and no calls on ports in Syria out of a total of 750 calls on worldwide ports. From January 1, 2017 through December 31, 2017, vessels in our fleet made four calls on ports in Iran and no calls on ports in Syria out of a total of 712 calls on worldwide ports. From January 1, 2018 through December 31, 2018, vessels in our fleet made five calls on ports in Iran and no calls on ports in Syria out of a total of 731 calls on worldwide ports. Iran and Syria are identified by the United States government as state sponsors of

SAFEBULKERS	28 - 29

terrorism. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our Common Stock. Investor perception of the value of our Common Stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our policy is for our vessels to avoid making calls on ports in Iran and Syria unless, in the case of Iran, the charterer represents to us that the cargo is not in contravention with any E.U., U.S. or United Nation sanctions and the export of such cargo has been authorized by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

See “Item 4. Information on the Company—B. Business Overview—Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934” for more information.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law; therefore, you may have more difficulty protecting your interests than stockholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of stockholders of companies incorporated in the Republic of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the non-statutory laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a more substantial body of case law in the corporate law area.

It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Republic of the Marshall Islands, and our Managers’ business is operated primarily from their offices in Limassol, Cyprus and Athens, Greece. In addition, a majority of our directors and officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under the securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Republic of the Marshall Islands, the Republic of Cyprus or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

We may be subject to lawsuits for damages and penalties.

The nature of our business exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Regulatory and legal risks as a result of our global operations could have a material adverse effect on our business, results of operations and financial conditions.

Our global operations increase both the number and the level of complexity of U.S. or foreign laws and regulations applicable to us. These laws and regulations include international labor laws; U.S. laws such as the FCPA and other laws and regulations established by the Office of Foreign Assets Control; local laws such as the U.K. Bribery Act 2010; data privacy requirements like the European General Data Protection Regulation, enforceable as of May 25, 2018; and the E.U.-U.S. Privacy Shield Framework, adopted by the European Commission on July 12, 2016. We may inadvertently breach some provisions of those laws and regulations which could result in cease of business activities, criminal sanctions against us, our officers or our employees, fines and materially damage our reputation. In addition such cases of investigating actual or alleged violations may be expensive and time consuming for our senior management.

Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations.

We have significant legal, accounting and compliance expenses in order to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Compliance with certain corporate governance requirements and financial reporting obligations, such as the systems and processes evaluation and testing of our internal control over financial reporting, which allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley Act of 2002, is time consuming for our management and increases legal and compliance costs.

ANNUAL REPORT 2018

RISKS RELATING TO OUR COMMON STOCK AND PREFERRED SHARES

The Hajioannou family controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

As of March 8, 2019, the Hajioannou family (including our chief executive officer, Polys Hajioannou) owns approximately 50.95% of our outstanding Common Stock (see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information). The Hajioannou family is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of the Hajioannou family may be different from yours.

Our status as a foreign private issuer within the rules promulgated under the Exchange Act exempts us from certain requirements of the SEC and New York Stock Exchange (“NYSE”).

We are a “foreign private issuer” within the rules promulgated under the Exchange Act. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and to not comply with certain NYSE corporate governance requirements, including the requirements that (a) a majority of the board of directors consist of independent directors, (b) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (c) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (d) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken and (e) the obligation to obtain shareholder approval in connection with certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. Moreover, we are not required to comply with certain requirements of the SEC that domestic issuers are required to comply with, including (a) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, (b) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (c) the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information and (d) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). Therefore, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements or SEC requirements.

For example, in reliance on the foreign private issuer exemption to the NYSE listing rules, a majority of our board of directors may not consist of independent directors; our board’s approach may therefore be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to the NYSE listing rules.

See “Item 16G. Corporate Governance” for more information.

Future sales of our Common Stock could cause the market price of our Common Stock to decline and our existing stockholders may experience significant dilution.

We may issue additional shares of our Common Stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time.

In April 2011, we issued and sold 5,000,000 shares of Common Stock in a public offering. The gross proceeds of the April 2011 public offering were approximately $42.0 million. In March 2012, we issued and sold 5,750,000 shares of Common Stock in a public offering. The gross proceeds of the March 2012 public offering were approximately $37.4 million. In November 2013, we issued and sold 5,750,000 shares of Common Stock in a public offering. Concurrently with that public offering, we issued and sold 1,000,000 shares of Common Stock to an entity associated with our chief executive officer, Polys Hajioannou, in a private placement. The gross proceeds of the November 2013 public offering and private placement were approximately $50.2 million. In December 2016, we issued and sold 15,640,000 shares of Common Stock in a public offering, in which an entity associated with Polys Hajioannou purchased 2,727,272 shares of Common Stock. The gross proceeds of the December 2016 public offering were approximately $17.2 million. In April 2017, we completed an exchange offer (the “Exchange Offer”) for our Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (“Series B Preferred Shares”), in which we issued an additional 2,212,508 shares of Common Stock to holders of Series B Preferred Shares who tendered such preferred shares in the Exchange Offer.

In November 2018, one of our subsidiaries entered into a memorandum of agreement with an unaffiliated seller to acquire a Japanese-built, dry-bulk Post-Panamax class resale newbuild vessel, expected to be delivered within the first half of 2020. We have the option to finance up to 50% of the purchase price of the vessel through the periodic issuance of our Common Stock to the seller. In November 2018, we exercised our option and issued 1,441,048 shares of our Common Stock to the seller, to finance the first installment of $3.3 million of the purchase price of the vessel. We have the option to finance up to $13.2 million of the remaining capital expenditure of the vessel through the periodic issuance of our Common Stock to the seller. Any such Common Stock issued by us is subject to a restriction on transfer for a period of six months from the date of such issuance.

Sales of a substantial number of shares of our Common Stock in the public market, or the perception that these sales could occur, may depress the market price for our Common Stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Our existing stockholders may also experience significant dilution in the future as a result of any future offering.

We also entered into a registration rights agreement in connection with our initial public offering with Vorini Holdings Inc., one of our principal stockholders, pursuant to which we have granted it and certain of its transferees the right, under certain circumstances

SAFEBULKERS	30 - 31

and subject to certain restrictions, to require us to register under the Securities Act of 1933, as amended (the “Securities Act”), shares of our Common Stock held by them. Under the registration rights agreement, Vorini Holdings Inc. and certain of its transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Our share repurchase programs may affect the market for our Common Stock and Preferred Shares, including affecting our share price or increasing share price volatility.

The Company may, from time to time, repurchase Common Stock or Preferred Shares in the open market, in privately negotiated transactions or otherwise, depending upon several factors, including market and business conditions, the trading price of our Common Stock and other investment opportunities. The repurchase programs may be limited, suspended or discontinued at any time without prior notice. On November 24, 2015, we announced a preferred share repurchase program under which we may, from time to time, purchase Preferred Shares for up to $20.0 million in the aggregate on the open market. On June 22, 2016, we announced a share repurchase program under which we may, from time to time, purchase up to 2,000,000 shares of Common Stock in the aggregate on the open market. On December 19, 2018, we announced a share repurchase program under which we may, from time to time, purchase up to 3,000,000 shares of Common Stock in the aggregate on the open market. Repurchases of our Common Stock pursuant to these or any newly announced repurchase programs could affect our stock price and increase trading volatility.

There is no guarantee of a continuing public market for you to resell our common or preferred stock.

Our Common Stock and Preferred Shares trade on the NYSE. We cannot assure you that an active and liquid public market for our Common Stock or Preferred Shares will continue, which would likely have a negative effect on the price of our Common Stock or Preferred Shares, as applicable, and impair your ability to sell or purchase our Common Stock or Preferred Shares, as applicable, when you wish to do so. In January 2016, we announced that we received notice from the NYSE indicating that the trading price of our Common Stock was not in compliance with the NYSE’s continuing listing standard that requires a minimum average closing price of $1.00 per share over a period of 30 consecutive trading days. On June 1, 2016, the NYSE notified us that our average stock price for the 30-trading days ended May 31, 2016 was above the NYSE’s minimum requirement of $1.00 based on a 30-trading day average and, accordingly, that the Company was no longer considered below the NYSE’s $1.00 continued listing standard.

In the future, if our Common Stock falls below the continued listing standard of $1.00 per share again or otherwise fails to satisfy any of the NYSE continued listing requirements, and if we are unable to cure such deficiency during any subsequent cure period, our Common Stock could be delisted from the NYSE. If our Common Stock ultimately were to be delisted for any reason, we could face significant material adverse consequences, including:

~	limited availability of market quotations for our Common Stock;
~	a limited amount of news and analyst coverage for us;
~	a decreased ability for us to issue additional securities or obtain additional financing in the future;
~	limited liquidity for our shareholders due to thin trading; and
~	loss of preferential tax rates for dividends received by certain non-corporate United States holders, loss of “mark-to-market” election by United States holders in the event we are treated as a passive foreign investment company (“PFIC”), and loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”) (although we believe that we will not satisfy the requirements for this exemption).

Anti-takeover provisions in our organizational documents and Management Agreements could make it difficult for our stockholders to replace or remove our current board of directors and together with our adoption of a stockholder rights plan could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our Common Stock.

Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions:

~	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;
~	provide for a classified board of directors with staggered, three-year terms;
~	prohibit cumulative voting in the election of directors;
~	authorize the removal of directors only for cause;
~	prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action;
~	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and
~	provide that special meetings of our stockholders may only be called by the chairman of our board of directors, chief executive officer or a majority of our board of directors.

We have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

ANNUAL REPORT 2018

Each Manager may terminate the applicable Management Agreement prior to the end of its term if there is a change in directors after which at least one of the members of our board of directors is not a continuing director. “Continuing directors” means, as of any date of determination, any member of our board of directors who was (a) a member of our board of directors on May 29, 2018 or (b) nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors on May 29, 2018 or whose nomination or election was previously so approved. In the event that either Management Agreement is so terminated, the Company shall pay to Safe Bulkers Management an amount in cash equal to the Management Fees paid or payable to either Manager, in the aggregate, during the 36 months preceding the applicable termination.

These anti-takeover provisions, including the provisions of our prospective stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our Common Stock and your ability to realize any potential change of control premium.

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Preferred Shares following the payment of expenses and the establishment of any reserves.

We pay quarterly dividends on our Preferred Shares only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. On February 20, 2018 (the “Redemption Date”), we completed the redemption of the outstanding 379,514 Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date. From and after the Redemption Date, all distributions on the Series B Preferred Shares ceased to accumulate, such Series B Preferred Shares are no longer outstanding, and all rights of the holders of such shares terminated. However, in the future, we may have insufficient cash available to redeem other series of our Preferred Shares. The amount of dividends we can pay or use to redeem Preferred Shares depends upon the amount of cash we generate from our operations, which may fluctuate.

The amount of cash we have available for dividends on or to redeem our Preferred Shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends or to redeem our Preferred Shares will depend on many factors, including the following:

~	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;
~	restrictions under our existing or future credit facilities or any future debt securities, including existing restrictions under our existing credit facilities on our ability to pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default and restrictions on our ability to redeem securities;
~	the amount of any cash reserves established by our board of directors; and
~	restrictions under the laws of the Republic of the Marshall Islands, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

The Preferred Shares represent perpetual equity interests.

The Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preferred Shares may be required to bear the financial risks of an investment in the Preferred Shares for an indefinite period of time. In addition, the Preferred Shares rank junior to all our indebtedness and other liabilities, and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us. Each series of our Preferred Shares rank pari passu with one another and any class or series of capital stock established after the original issue date of such preferred shares that is not expressly subordinated or senior to such preferred shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up.

Our Preferred Shares are subordinate to our debt, and your interests could be diluted by the issuance of additional preferred shares, including additional Preferred Shares, and by other transactions.

Our Preferred Shares are subordinate to all of our existing and future indebtedness. As of December 31, 2018, we had aggregate debt outstanding of $579.6 million, of which $37.4 million was the current portion of long term debt payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2018, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described under “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Stockholder Rights Plan.” The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

SAFEBULKERS	32 - 33

The liquidation preference amount on our Preferred Shares is fixed and you will have no right to receive any greater payment regardless of the circumstances.

The payment due upon a liquidation to holders of any series of our Preferred Shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for our Preferred Shares is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

Holders of Preferred Shares have extremely limited voting rights.

The voting rights of holders of Preferred Shares are extremely limited. Our Common Stock is the only class or series of our shares carrying full voting rights. Holders of Preferred Shares have no voting rights other than the ability (voting together as a class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable, including all of the Preferred Shares), subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) payable on our Preferred Shares are in arrears and certain other limited protective voting rights.

Our ability to pay dividends on and to redeem our Preferred Shares is limited by the requirements of the laws of the Republic of the Marshall Islands, the laws of the Republic of Liberia and existing and future agreements.

The laws of the Republic of Liberia and of the Republic of the Marshall Islands, where our vessel-owning subsidiaries are incorporated, generally prohibit the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. Our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial and other covenants, which may limit our ability to pay dividends and redeem the Preferred Shares. These and future agreements may limit our ability to pay dividends on and to redeem the Preferred Shares. We also may not have sufficient surplus or net profits in the future to pay dividends.

TAX RISKS

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations—Marshall Islands Tax Considerations,” “Item 10. Additional Information—E. Tax Considerations—Liberian Tax Considerations,” and “Item 10. Additional Information —E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of expected material Marshall Islands, Liberian and United States federal income tax consequences of owning and disposing of our Common Stock and Preferred Shares.

We may earn shipping income that will be subject to United States income tax, thereby reducing our cash available for distributions to you.

Under United States tax rules, 50% of our gross income attributable to shipping that begins or ends in the United States may be subject to a 4% United States federal income tax (without allowance for deductions). The amount of this income may fluctuate, and we may not qualify for any exemption from this United States tax. Many of our charters contain provisions that obligate the charterers to reimburse us for this 4% United States tax. To the extent we are not reimbursed by our charterers, the 4% United States tax will decrease our cash that is available for dividends.

For a more complete discussion, see the section entitled “Item 10. Additional Information—Tax Considerations—E. United States Federal Income Tax Considerations—Taxation of Our Shipping Income.”

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

A non-United States corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (a) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (b) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, United States holders who are individuals would not be eligible for preferential tax rates otherwise applicable to qualified dividends.

Based on our current operations and anticipated future operations, we believe that it is more likely than not that we currently will not be treated as a PFIC. In this regard, we intend to treat gross income we derive or are deemed to derive from our period time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our period time chartering activities should not constitute “passive income,” and that the assets we own and operate in connection with the production of that income should not constitute passive assets.

There are legal uncertainties involved in this determination. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit held that, contrary to the position of the United States Internal Revenue Service, or the “IRS,” in that case, and for purposes of a different set of rules under the Internal Revenue Code of 1986, or the

ANNUAL REPORT 2018

“Code,” income received under a period time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our period time chartering activities would be treated as rental income, and we would probably be a PFIC. The IRS has stated that it disagrees with the holding in Tidewater and has specified that income from period time charters should be treated as services income. However, the IRS’ statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. In light of these authorities, the IRS or a United States court may not accept the position that we are not a PFIC, and there is a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, we may constitute a PFIC for a future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders will face adverse United States tax consequences. See “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Safe Bulkers, Inc. was incorporated in the Republic of the Marshall Islands on December 11, 2007, under the BCA, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Vassos Hajioannou, the late father of Polys Hajioannou, our chief executive officer, first invested in shipping in 1958. Polys Hajioannou has been actively involved in the industry since 1987, when he joined the predecessor of Safety Management.

Over the past 25 years under the leadership of Polys Hajioannou, we have sold 17 drybulk vessels during periods of what we viewed as favorable secondhand market conditions and have contracted to acquire 53 drybulk newbuilds and six drybulk secondhand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 deadweight tons prior to our initial public offering in May 28, 2008 to 3,777,000 dwt as of March 8, 2019. Information on our capital expenditure requirements are discussed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Managers which, along with their predecessor, have specialized in drybulk shipping since 1965, providing services to over 50 drybulk vessels. In June 2008, we completed an initial public offering of our Common Stock in the U.S. and our Common Stock began trading on the NYSE. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98000 Monaco. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B. Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of March 8, 2019, we had a fleet of 41 drybulk vessels, with an aggregate carrying capacity of 3,777,000 dwt.

We employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions.

During 2019 and 2020, we are focused on implementing our environmental investments, namely BWTS in all of our fleet and Scrubbers in about half of our fleet, in order to increase our competitiveness. We cooperate with key market players, shipyards, charterers, financial institutions and others to advance our business and create value for our shareholders.

General

As of March 8, 2019, our fleet comprised 41 vessels, of which 14 are Panamax class vessels, 10 are Kamsarmax class vessels, 13 are Post-Panamax class vessels and four are Capesize class vessels, with an aggregate carrying capacity of 3,777,000 dwt and an average age of 8.5 years. Assuming delivery of the last of our contracted vessels in 2020, our fleet will be comprised of 14 Panamax class vessels, 10 Kamsarmax class vessels, 14 Post-Panamax class vessels and four Capesize class vessels, and the aggregate carrying capacity of our 42 vessels will be 3,862,000 dwt. As of March 8, 2019, the average remaining duration of the charters for our existing fleet was 0.8 years.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Our Fleet and Newbuild

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuild, and its deployment as of March 8, 2019.

SAFEBULKERS	34 - 35

Vessel Name	Dwt	Year Built(1)	Country of Construc- tion	Charter Type	Charter Rate(2)	Com- mis- sions(3)	Charter Period(4)	Sister Ship(5)
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Period	$10,650	5.00%	Mar 2019 – Jul 2019	A
Koulitsa	76,900	2003	Japan	Period	$12,500	5.00%	Jan 2019 – May 2019
Paraskevi	74,300	2003	Japan	Period	$12,750	3.75%	Dec 2018 – Apr 2019
Vassos	76,000	2004	Japan	Period	$8,378	5.00%	Feb 2019 – Oct 2019	A
Katerina	76,000	2004	Japan	Period	$9,000	5.00%	May 2018 – Mar 2019	A
Maritsa	76,000	2005	Japan	Spot	$4,034	5.00%	Jan 2019 – Mar 2019	A
				Period	$10,325	5.00%	Mar 2019 – Oct 2019
Efrossini	75,000	2012	Japan	Period	$8,750	5.00%	Feb 2019 – Apr 2019	B
Zoe	75,000	2013	Japan	Period	$9,477	5.00%	Feb 2019 – Oct 2019	B
Kypros Land	77,100	2014	Japan	Spot	$5,365	5.00%	Feb 2019 – Mar 2019	H
Kypros Sea	77,100	2014	Japan	Period	$13,900	5.00%	Aug 2018 – Apr 2019	H
				Period	$13,850	5.00%	Apr 2019 – Dec 2019
Kypros Bravery	78,000	2015	Japan	Period	$14,200	5.00%	Sep 2018 – May 2019	I
Kypros Sky	77,100	2015	Japan	Spot	$11,400	5.00%	Feb 2019 – Apr 2019	H
Kypros Loyalty	78,000	2015	Japan	Period	$12,850	5.00%	Jan 2018 – Mar 2019	I
				Period	$13,850	5.00%	Mar 2019 – Nov 2019
Kypros Spirit	78,000	2016	Japan	Spot	$10,436	5.00%	Feb 2019 – Apr 2019	I
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$14,500	5.00%	Apr 2018 – Mar 2019	C
				Period	$11,350	5.00%	Mar 2019 – Feb 2020
Pedhoulas Trader	82,300	2006	Japan	Spot	$9,400	5.00%	Feb 2019 – Apr 2019	C
Pedhoulas Leader	82,300	2007	Japan	Period	$9,696	5.00%	Feb 2019 – Oct 2019	C
Pedhoulas Commander	83,700	2008	Japan	Period	$14,150	5.00%	Jun 2018 – Apr 2019
Pedhoulas Builder	81,600	2012	China	Spot	$9,900	5.00%	Jun 2018 – Aug 2019	D
Pedhoulas Fighter	81,600	2012	China	Period	$13,000	5.00%	Jul 2018 – Mar 2019	D
Pedhoulas Farmer(6)	81,600	2012	China	Period	$12,750	5.00%	Dec 2018 – Apr 2019	D
Pedhoulas Cherry	82,000	2015	China	Period	$8,000	5.00%	Feb 2019 – Apr 2019	K
Pedhoulas Rose(6)	82,000	2017	China	Spot	$10,000	5.00%	Mar 2018 – May 2019	K
Pedhoulas Cedrus	81,800	2018	Japan	Period	$15,500	5.00%	Jun 2018 – Apr 2019
Post- Panamax
Marina	87,000	2006	Japan	Period	$14,500	5.00%	Nov 2018 – Jun 2019	E
Xenia	87,000	2006	Japan	Period	$12,500	5.00%	Jun 2018 – Jun 2019	E
Sophia	87,000	2007	Japan	Period	$14,400	5.00%	Nov 2018 – Apr 2019	E
Eleni	87,000	2008	Japan	Period	$14,950	5.00%	Jan 2019 – Jun 2019	E
Martine	87,000	2009	Japan	Spot	$6,324	5.00%	Feb 2019 – Apr 2019	E
Andreas K	92,000	2009	South Korea	Spot	$3,823	5.00%	Feb 2019 – Mar 2019	F
Panayiota K	92,000	2010	South Korea	Period	$13,750	5.00%	Aug 2018 – May 2019	F
Agios Spyridonas	92,000	2010	South Korea	Spot	$7,500	3.75%	Feb 2019 – Apr 2019	F
Venus Heritage	95,800	2010	Japan	Period	$13,200	5.00%	Nov 2017 – May 2019	G
Venus History	95,800	2011	Japan	Period	$14,750	5.00%	Jan 2018 – Apr 2019	G
Venus Horizon	95,800	2012	Japan	Period	$14,500	5.00%	Jan 2019 – May 2019	G
Troodos Sun	85,000	2016	Japan	Period	$15,950	5.00%	Mar 2018 – Mar 2019	J
Troodos Air	85,000	2016	Japan	Period	$12,500	5.00%	May 2018 – Mar 2019	J

ANNUAL REPORT 2018

Capesize
Mount Troodos	181,400	2009	Japan	Period(7)	BCI+3,5%	5.00%	Nov 2018 – Sep 2019
Kanaris	178,100	2010	China	Period	$26,562	2.50%	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	Period	$38,000	1.00%	Feb 2012 – Jan 2022
Lake Despina	181,400	2014	Japan	Period(9)	$24,376	1.25%	Jan 2014 – Jan 2024
Subtotal	3,777,000
NEW BUILD
Post-Panamax
Hull 1772TBN	85,000	1H 2020	Japan
Subtotal	85,000
TOTAL	3,862,000

(1)	For existing vessels, the year represents the year built. For our newbuild, the date shown reflects the expected delivery dates.
(2)	Quoted charter rates are gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.
(3)	Commissions reflect payments made to third-party brokers or our charterers.
(4)	The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of March 8, 2019, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.
(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”
(6)	Vessel sold and leased back on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.
(7)	A period time charter at a gross daily charter rate linked to the Baltic Capesize Index (“BCI”) plus a premium.
(8)	Charterer agreed to reimburse us for part of the cost of the Scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.
(9)	A period time charter of 10 years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other period charter terms remained unchanged. The charter agreement grants the charterer the option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39.0 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer an option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

From the beginning of 1995 through March 8, 2019, we have taken delivery of 48 newbuilds and six secondhand vessels. As of March 8, 2019, we were contracted to take delivery of one Japanese-built Post-Panamax class resale, newbuild vessel. As of March 8, 2019, our remaining capital expenditure requirements to shipyards or sellers with respect to our newbuild amounted to $30.4 million of which the amount of $7.0 million is due in 2019 and $23.4 million is due in 2020. The Company has the option to finance up to $13.2 million of the remaining capital expenditure of the vessel through the periodic issuance of our Common Stock to the seller.

Chartering of Our Fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We may employ our vessels in time charters or in voyage charters.

A time charter is a contract to charter a vessel for a fixed period of time at a set daily rate and can last from a few days up to several years, where the vessel performs one or more trips between load port(s) and discharge port(s). Based on the duration of vessel’s employment, a time charter can be either a long-term, or period, time charter with duration of more than three months, or a short-term, or spot, time charter with duration of up to three months. Under our time charters, the charterer pays for most voyage expenses, such as port, canal and fuel costs, agents’ fees, extra war risks insurance and any other expenses related to the cargoes, and we pay for vessel operating expenses, which include, among other costs, costs for crewing, provisions, stores, lubricants, insurance, maintenance and repairs, tonnage taxes, drydocking and intermediate and special surveys.

Voyage charters are generally contracts to carry a specific cargo from a load port to a discharge port, including positioning the vessel at the load port. Under a voyage charter, the charterer pays an agreed upon total amount or on a per cargo ton basis, and we pay for both vessel operating expenses and voyage expenses. We infrequently enter into voyage charters. Voyage charters together with spot time charters are referred to in our industry as employment in the spot market.

We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions.

Our Customers

Since 2005, our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi, Intermare Transport G.m.b.H., Energy Eastern Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff GmbH and Co. KG, Louis Dreyfus Armateurs, Louis Dreyfus Commodities, ArcelorMittal or their affiliates. During 2018, two of our charterers, namely Glencore Agriculture B.V. and Bunge S.A., accounted for 28.49% of our revenues, with each one account-

SAFEBULKERS	36 - 37

ing for more than 10.0% of total revenues. During 2017, one of our charterers, namely Bunge S.A., accounted for 12.72% of our revenues. During 2016, two of our charterers, namely Glencore Agriculture B.V. and Global Chartering Ltd., an affiliate of ArcelorMittal, accounted for 22.54% of our revenues, with each one accounting for more than 10.0% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

In May 2008, we entered into a management agreement with Safety Management and in May 2015, we entered into a management agreement with Safe Bulkers Management, pursuant to which our Managers provided us with our executive officers, technical, administrative, commercial and certain other services. Each of these management agreements expired on May 28, 2018. In May 2018, we entered into new Management Agreements, pursuant to which our Managers continue to provide us with technical, administrative, commercial and certain other services. Each of the Management Agreements was effective as of May 29, 2018 and has an initial three-year term which may be extended on a three-year basis up to two times. Our arrangements with our Managers and their performance are reviewed by our board of directors. Our chief executive officer, president, chief financial officer and chief operating officer, collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Managers. Our Managers report to us and our board of directors through our executive officers. The Management Agreements with our Managers have a maximum expiration date in May 2027 and we expect to enter into new agreements with the Managers upon their expiration. The terms of any such new agreements have not yet been determined.

Pursuant to the Management Agreements, in return for providing such services our Managers receive a ship management fee of €875 per day per vessel and one of our Managers receives an annual ship management fee of €3 million. Our Managers also receive a commission of 1.0% based on the contract price of any vessel sold by it on our behalf, and a commission of 1.0% based on the contract price of any vessel bought by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Managers’ staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

Our Managers have agreed that, during the term of our Management Agreements and for a period of one year following their termination, our Managers will not provide management services to, or with respect to, any drybulk vessels other than (a) on our behalf or (b) with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer or his family members, and drybulk vessels that are acquired, invested in or controlled by companies affiliated with our chief executive officer or his family members, subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and such companies. Our Managers have also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any such company are both available and meet the criteria for a charter being arranged by our Managers, our drybulk vessel will receive such charter.

The foregoing description of the Management Agreements does not purport to be complete and is qualified in its entirety by reference to the Management Agreements, copies of which are attached as Exhibit 4.1 and Exhibit 4.2 and incorporated herein by reference.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing modern vessels with advanced designs and technological specifications. As of March 8, 2019 our fleet had an average age of 8.5 years. Upon delivery of our contracted newbuild vessel, the majority of our fleet will have been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer, chief operating officer, chief financial controller, chief compliance officer and our internal auditor. Our Managers are responsible for the technical management of our fleet and therefore also handle the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2018, approximately 844 people served on board the vessels in our fleet, and our Managers employed approximately 104 people on shore.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses, certificates and financial assurances with respect to each of our vessels. The kinds of permits, licenses, certificates and financial assurances required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. All permits, licenses, certificates and

ANNUAL REPORT 2018

financial assurances currently required to operate our vessels have been obtained. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

RISK OF LOSS AND LIABILITY INSURANCE

General

The operation of our fleet involves risks such as mechanical failure, collision, property loss, cargo loss or damage as well as personal injury, illness and loss of life. In addition, the operation of any oceangoing vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, the risk of piracy and the liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market.

Our Managers are responsible for arranging insurance for all our vessels on the terms specified in our Management Agreements, which we believe are in line with standard industry practice. In accordance with our Management Agreements, our Managers procure and maintain hull and machinery insurance, war risks insurance, freight, demurrage and defense coverage and protection and indemnity coverage with mutual assurance associations. Due to our low incident rate and the relatively young age of our fleet, we are generally able to procure relatively low rates for all types of insurance.

While our insurance coverage for our drybulk vessel fleet is in amounts that we believe to be prudent to protect us against normal risks involved in the conduct of our business and consistent with standard industry practice, our Managers may not be able to maintain this level of coverage throughout a vessel’s useful life. Furthermore, all risks may not be adequately insured against, any particular claim may not be paid and adequate insurance coverage may not always be obtainable at reasonable rates.

Hull and machinery insurance

Our marine hull and machinery insurance covers risks of partial loss or actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured risks up to an agreed amount per vessel. Our vessels will each be covered up to at least their fair market value after meeting certain deductibles per incident per vessel. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of the total loss of a vessel, we are entitled to recover amounts in excess of the total loss amount recoverable under our hull and machinery policy.

Protection and indemnity insurance

Protection and indemnity insurance is a form of mutual indemnity insurance provided by mutual marine protection and indemnity associations (“P&I Associations”) formed by vessel owners to provide protection from large financial loss to one club member by contribution towards that loss by all members.

Protection and indemnity insurance covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew members, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our coverage, except for pollution, will be unlimited. Furthermore, within this aggregate limit, club coverage is also limited to the amount of the member’s legal liability.

Our protection and indemnity insurance coverage for pollution is limited to $1.0 billion per vessel per incident. Our protection and indemnity insurance coverage in respect of passengers is limited to $2.0 billion and in respect of passengers and seamen is limited to $3.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group of P&I Clubs (the “International Group”) insure approximately 90.0% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each P&I Association’s liabilities. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the P&I Association based on the International Group’s claim records, as well as the claim records of all other members of the individual associations.

Although the P&I Associations compete with each other for business, they have found it beneficial to mutualize their larger risks among themselves through the International Group. This is known as the “Pool.” This pooling is regulated by a contractual agreement which defines the risks that are to be covered and how claims falling on the Pool are to be shared among the participants in the International Group. The Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $8.2 billion. On that basis, all claims up to $10.0 million will be covered by each Club’s Individual Retention and all claims in excess of $10.0 million up to $100.0 million will be covered by the Pool. Effective as of February 20, 2018, the lower pool layer ceiling/upper pool attachment point was lifted from $45.0 million to US $50.0 million and the layer from $80.0 million to the GXL attachment ($100.0 million) was absorbed into the pool and merged with the upper pool layer which attaches from $50.0 million to $100.0 million with an individual club retention of 7.5% across the layer. For the 2018/19 policy year, the International Group maintained a three layer GXL reinsurance program, together with an additional Collective Overspill layer, which combine to provide commercial reinsurance cover of up to $3.1 billion per vessel per incident, comprising of reinsurance for all claims of up to $2.1 billion per vessel per incident in excess of the $100.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.1 billion per vessel per incident in respect of claims for overspill.

War Risks Insurance

Our war risk insurance covers hull or freight damage, detention or diversions risks and P&I liabilities (including crew) arising out of confiscations, seizure, capture, vandalism, sabotage and/or other war risks and is subject to separate limits of:

SAFEBULKERS	38 - 39

(i)	each vessel’s hull and machinery value and each vessel’s corresponding increased value insured up to $400.0 million per vessel per incident, and
(ii)	for war risks P&I liabilities including crew up to $400.0 million per vessel per incident.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules and regulations of the classification society. In addition, each vessel must comply with all applicable laws, rules and regulations of the vessel’s country of registry, or “flag state,” as well as the international conventions of which that flag state is a member. A vessel’s compliance with international conventions and corresponding laws and ordinances of its flag state can be confirmed by the applicable flag state, port state control or, upon application or by official order, the classification society, acting on behalf of the authorities concerned.

The classification society also undertakes, upon request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. The maintenance of class, regular and extraordinary surveys of a vessel’s hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

~	Annual Surveys. For oceangoing vessels, annual surveys are conducted for their hulls and machinery, including the electrical plants, and for any special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
~	Intermediate Surveys. Extended annual surveys are referred to as “intermediate surveys” and typically are conducted on the occasion of the second or third annual survey after commissioning and after each class renewal.
~	Class Renewal / Special Surveys. Class renewal surveys, also known as “special surveys,” are more extensive than intermediate surveys and are carried out at the end of each five-year period. During the special survey the vessel is thoroughly examined, including thickness-gauging to determine any diminution in the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. It may be expensive to have steel renewals pass a special survey if the vessel is aged or experiences excessive wear and tear. A vessel owner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle, according to which all machinery would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. Intermediate surveys may not be required for vessels under the age of 15 years. If “in water survey” notation is assigned by class, as is the case for our vessels, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned as part of a particular intermediate survey, drydocking would be required for the following special survey thereby generally achieving a higher utilization for the relevant vessel. Drydocking can be undertaken as part of a special survey if the drydocking occurs within 15 months prior to the special survey due date. Special survey may be extended under certain provisions for a period of up to three months from their due date. In some vessels, BWTS will be undertaken concurrently with the scheduled drydocking. Scrubber retrofit may be undertaken either as a stand-alone retrofit or concurrently with the scheduled drydocking. The following table lists the dates by which we expect to start the next drydocking, BWTS retrofit and/or Scrubber retrofit and the special survey for the vessels in our current drybulk vessel fleet:

Vessel Name	Drydocking/BWTS/Scrubber(1)	Special Survey (2)
Katerina (3), (4)	April 2019	May 2019
Martine (3), (4), (5)	April 2019	May 2019
Kypros Sea (3), (4)	April 2019	April 2019
Andreas K (3), (4), (5)	June 2019	August 2019
Pedhoulas Cherry (3), (5)	June 2019	July 2020
Venus History (5)	June 2019	September 2021
Venus Horizon (5)	July 2019	February 2022
Sophia (5)	July 2019	June 2022
Venus Heritage (3), (4), (5)	August 2019	December 2020
Eleni (5)	August 2019	November 2023
Panayiota K (3), (4), (5)	August 2019	April 2020
Agios Spyridonas (3), (4), (5)	August 2019	January 2020
Pedhoulas Farmer (5)	September 2019	September 2022
Pedhoulas Fighter (5)	September 2019	August 2022
Pedhoulas Builder (5)	September 2019	May 2022
Pedhoulas Rose (5)	October 2019	January 2022

ANNUAL REPORT 2018

Vessel Name	Drydocking/BWTS/Scrubber(1)	Special Survey (2)
Marina (3), (4), (5)	October 2019	January 2021
Troodos Sun (3), (4), (5)	November 2019	January 2021
Troodos Air (3), (4), (5)	November 2019	March 2021
Xenia (3), (4), (5)	December 2019	April 2021
Mount Troodos (3), (4), (5)	December 2019	December 2019
Maritsa (3), (4)	January 2020	January 2020
Paraskevi (3), (4)	January 2020	January 2023
Kypros Bravery (3), (4)	January 2020	January 2020
Kanaris (3), (4), (5)	March 2020	March 2020
Kypros Sky (3), (4)	March 2020	April 2020
Kypros Loyalty (3), (4)	April 2020	June 2020
Pedhoulas Merchant (3), (4)	September 2020	March 2021
Pedhoulas Trader (3), (4)	November 2020	May 2021
Pelopidas (3), (4)	November 2020	November 2021
Efrossini (3), (4)	March 2021	February 2022
Kypros Spirit (3), (4)	April 2021	July 2021
Koulitsa (3)	June 2021	April 2023
Maria (3)	June 2021	April 2023
Vassos (3)	October 2021	February 2024
Pedhoulas Leader (3), (4)	November 2021	February 2022
Venus History (4)	September 2021
Venus Horizon (4)	December 2021
Sophia (4)	December 2021
Pedhoulas Builder (4)	December 2021
Pedhoulas Farmer (4)	March 2022
Pedhoulas Fighter (4)	March 2022
Pedhoulas Commander (3)	May 2022	May 2023
Pedhoulas Cedrus (3)	June 2022	June 2023
Lake Despina (3)	December 2022	January 2024
Kypros Land (3)	December 2022	January 2024
Zoe (3)	July 2023	July 2023

(1)	Scheduled date for initiation of a drydocking, BWTS retrofit and/or Scrubber retrofit.
(2)	Special survey date.
(3)	Drydocking.
(4)	BWTS retrofit.
(5)	Scrubber retrofit.

Following an incident or a scheduled survey, if any defects are found, the classification surveyor will issue a “recommendation or condition of class” which must be rectified by the vessel owner within the prescribed time limits.

In general, insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by either Lloyd’s Register of Shipping, the American Bureau of Shipping or Bureau Veritas, each of which is a member of IACS.

Environmental and Other Regulations

General

Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state and local laws and regulations in force in international waters and the countries in which they operate or are registered, including environmental protection requirements governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, water discharges and ballast water. These laws and regulations include the International Convention for Prevention of Pollution from Ships, the International Convention for Safety of Life at Sea (“SOLAS”) and implementing regulations adopted by the IMO, the E.U. and other international, national and local regulatory bodies. They also include laws and regulations in the jurisdictions where our vessels travel and in the ports where our vessels call. In the U.S., the requirements include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”) and U.S. Clean Air Act (“CAA”). Compliance with these environmental protection requirements can impose significant cost and expense, including the cost of vessel modifications and implementation of certain operating procedures. Our fleet complies with all current requirements. However, we anticipate incurring significant vessel modification expenditures in the current or subsequent fiscal years to comply with certain requirements, including mainly the installation of BWTS and Scrubbers. Under our Management Agreements, our Managers have assumed technical management responsibil-

SAFEBULKERS	40 - 41

ity for our fleet, including compliance with all applicable government and other regulations. If the Management Agreements with our Managers terminate, we would attempt to hire another party to assume this responsibility. In the event of termination, we might be unable to hire another party to perform these and other services for the present fee structure and related costs. However, due to the nature of our relationship with our Managers, we do not expect our Management Agreements to be terminated early.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and terminal operators. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our Managers and our vessels are certified in accordance with ISO 14001 and ISO 50001 relating to environmental standards and energy efficiency. Moreover we have obtained additional class notation for most of our fleet for the prevention of sea and air pollution while we are in the process of obtaining such class notation for the remaining vessels. We believe that the operation of our vessels is in substantial compliance with all environmental laws and regulations applicable to us as of the date of this annual report. However, because such laws and regulations are subject to frequent change and may impose increasingly stricter requirements, such future requirements could limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

The International Maritime Organization

Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations to reduce pollution in international waters, both from accidents and routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex III of the International Convention for the Prevention of Pollution from Ships (“MARPOL”) regulates the transportation of marine pollutants and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

In 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective in 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of marine fuels and allows for the establishment of Emission Control Areas (“ECAs”) with more stringent controls on sulfur emissions. Presently, designated ECAs include North America, the Caribbean, the North Sea and Baltic Sea. In 2008, the IMO Marine Environment Protection Committee (“MEPC”) adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emissions. These amendments, which entered into force in 2010, are designed to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. In addition, the E.U. has established separate limitations on the sulfur content of marine fuels, and some E.U. countries may be declared ECAs in the future, pursuant to Annex VI and its amendments. Starting January 1, 2015 reduced limits of sulfur content of fuel oil were introduced resulting to the use of lighter fuels, namely low sulfur MGO with a maximum sulfur content of 0.1%, for ECA passage. Presently, vessels mainly use HFO with a maximum global sulfur content of 3.5%.

In 2015, China designated the Pearl River Delta, the Yangtze River Delta and the Bohai-Rim Area (Beijing, Tianjin and Hebei) as Domestic Emission Control Areas (“DECAs”). Vessels navigating, berthing and operating within this area are required to use fuel oil with a maximum sulfur content of 0.5%. As of January 1, 2019, China expanded the scope of the DECAs to include all coastal waters within 12 nautical miles of the mainland.

The IMO confirmed in October 2016 that a global 0.5% sulfur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL, unless vessels are equipped with Scrubbers, in which case HFO with a maximum sulfur content of 3.5% may be used. The 0.5% sulfur cap marks a significant reduction from the current global sulfur cap of 3.5%, which had been implemented since January 1, 2012. When the 2020 sulfur cap was decided upon in 2008, it was also agreed that a review should be undertaken to assess whether there was sufficient compliant fuel available to meet the 2020 date, failing which, the date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft and submitted to the IMO’s MEPC during their 70th session (“MEPC 70”). The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60.0 to 70.0% additional sulfur plant capacity required by 2020. There have also been questions as to how the sulfur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions. Global approved limits from Scrubber effluents are in place; however, certain questions have been raised by EU which has requested from IMO to do further studies.

All our ships have the capacity to use 0.1% sulfur content MGO or 0.5% sulfur content compliant fuels. Furthermore, in response to the implementation of 0.5% sulfur cap by January 1, 2020, we have entered into an agreement to install Scrubbers in approximately half of our vessels. The installation of Scrubbers is both time consuming and costly, but we expect to achieve increased revenue on the basis of price differential between the 0.5% sulfur cap compliant fuels and the 3.5% sulfur content HFO that these vessels will continue to use. For the other half of our fleet will use 0.5% sulfur content compliant fuels, the use of such fuels may reduce our competitiveness in the market particularly if such fuels are sold at prices substantially higher compared to

ANNUAL REPORT 2018

the cost of the 3.5% sulfur content HFO that is primarily used today.

Additional or new requirements, conventions, laws or regulations, including the adoption of additional ECAs, or other new or more stringent emissions requirements adopted by the IMO, the E.U., the U.S. or individual states, or other jurisdictions in which we operate, could require vessel modifications or otherwise increase the costs of our operations.

The IMO adopted vessel energy efficient requirements, which took effect in January 2013. The requirements impose energy efficiency design on new vessels and require energy efficiency management plans for existing vessels. By 2025, all new ships built must be 30% more energy efficient than those built in 2014. These requirements have not had and we do not expect they will have a material effect on our operations.

The IMO adopted new guidelines in 2012 under the revised Annex V to MARPOL, which prohibit discharge of garbage into the open sea, with certain exceptions, and require vessels to dispose of garbage at port garbage reception facilities. These guidelines became effective in January 2013. These requirements have not had and we do not expect they will have a material effect on our operations.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance in specified amounts to cover their liability for relevant pollution damage. The Bunker Convention became effective on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. With respect to non-ratifying states, including the United States, liability for spills and releases of oil carried as bunker in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur. The IMO also adopted a requirement, which became effective in 2011, that vessels traveling through the Antarctic region (waters south of latitude 60 degrees south) must use lower density fuel. This requirement has not had and we do not expect that it will have a material effect on our operations, which do not involve Antarctic travel.

The operation of our vessels is also affected by the requirements set forth in the IMO’s ISM Code. The ISM Code requires vessel owners or any other person, such as a manager or bareboat charterer, who has assumed responsibility for the operation of a vessel from the vessel owner and on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Currently, our Managers have the requisite documents of compliance and safety management certificates for each of the vessels in our fleet for which the certificates are required by the IMO. Our Managers are required to renew these documents of compliance and safety management certificates every five years. Compliance is externally verified on an annual basis for the Managers and between the second and third years for each vessel by the applicable flag state.

Although all our vessels are currently ISM Code-certified, such certification may not be maintained by all our vessels at all times. Non-compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and E.U. ports.

The Maritime Labour Convention

The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers (the MLC 2006 is sometimes called the Seafarers’ Bill of Rights) and, to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The MLC 2006 was ratified on August 20, 2012, and all our vessels were certified by August 2013, as required. The MLC 2006 requirements have not had, and we do not expect that the MLC 2006 requirements will have, a material effect on our operations.

The U.S. Oil Pollution Act of 1990

OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’ territorial sea and its two hundred nautical mile exclusive economic zone. While our vessels do not carry oil as cargo, they do carry lubricants and fuel oil (“bunkers”), which subjects our vessels to the requirements of OPA 90.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges, or threatened discharges, of pollutants from their vessels, including bunkers.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

Effective December 21, 2015, the U.S. Coast Guard adopted regulations that adjust the limits of liability of responsible parties under OPA 90 to the greater of $1,100 per gross ton or $939,800 per non-tank vessel and established a procedure for adjusting the limits for inflation every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard

SAFEBULKERS	42 - 43

evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA 90 and CERCLA, which is discussed below. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. We have complied with these requirements by providing a financial guarantee evidencing sufficient self-insurance. We have satisfied these requirements and obtained a U.S. Coast Guard certificate of financial responsibility for all of our vessels.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility and that the insurer or guarantor may only assert limited defenses. Certain organizations that had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may limit the availability of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance for our fleet, as well as the costs of our competitors that also require such coverage.

We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1.0 billion per incident. Although our vessels carry a relatively small amount of bunkers, a spill of oil from one of our vessels could be catastrophic under certain circumstances. We also carry hull and machinery protection and indemnity insurance to cover the risks of fire and explosion.

Losses as a result of fire or explosion could be catastrophic under some conditions. While we believe that our existing insurance coverage is adequate, not all risks can be insured and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceed our insurance coverage, the payment of those damages could have a severe, adverse effect on us and could possibly result in our insolvency.

OPA 90 requires the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. All of our vessels have U.S. Coast Guard-approved response plans.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act

CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products, whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, and on other specified parties. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. As described above, owners and operators of vessels must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under CERCLA.

The U.S. Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (“EPA”) regulates the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the National Pollutant Discharge Elimination System (“NPDES”) Vessel General Permit (the “VGP”) to discharge ballast water and other wastewater into U.S. waters by submitting a Notice of Intent (a “NOI”). The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types and incorporates current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements. We have submitted NOIs for our vessels operating in U.S. waters and anticipate incurring costs to meet the requirements of the VGP. In addition, various states have enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar ballast water discharge restrictions enacted in the future could increase the costs of operating in the relevant waters.

The 2013 VGP became effective in December 2013 and remains in effect during the implementation of the 2018 Vessel Incident Discharge Act (the “VIDA”), as discussed below. The 2013 VGP requires most vessels to meet numeric ballast water discharge limits on a staggered schedule based on the first dry docking after January 1, 2014, or January 1, 2016 (depending on vessel ballast capacity). The 2013 VGP also imposes more strict technology-based limits in the form of best management practices for discharges related to oil-to-sea interfaces and requires routine inspections, monitoring, reporting, and recordkeeping. The 2013 VGP also requires vessel modifications and the installation of ballast treatment equipment which will significantly increase the cost of investments to comply with such requirements.

For the first time, the 2013 VGP contains numeric ballast water discharge limits for most vessels. The 2013 VGP also contains more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber washwater, which will improve environmental protection of U.S. waters. The EPA has also improved the efficiency of several of the VGP’s administrative requirements, including allowing electronic recordkeeping, requiring an annual report in lieu of the one-time report and annual noncompliance report, and requiring small vessel owners and/or operators to obtain coverage under the VGP by completing and agreeing to the terms of a Permit Authorization and Record of Inspection form. The 2013 vessel general permit requires the use of an environmentally

ANNUAL REPORT 2018

acceptable lubricant for all oil to sea interfaces for vessels or alternative seal systems, unless technically infeasible. The intent of this new requirement is to reduce the environmental impact of lubricant discharges on the aquatic ecosystem by increasing the use of environmentally acceptable lubricants for vessels operating in waters of the U.S. We believe all our vessels are in compliance with the 2013 VGP.

On December 4, 2018, the VIDA was signed into law, establishing a new framework for the regulation of vessel incidental discharges under the CWA. The VIDA requires the EPA to develop performance standards for those discharges within two years of enactment and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of the EPA’s promulgation of standards. Under the VIDA, all provisions of the 2013 VGP will remain in force and effect until the U.S. Coast Guard’s regulations are finalized.

U.S. Air Emission Requirements

In 2008, the U.S. ratified the amended Annex VI of MARPOL, addressing air pollution from ships, which went into effect in 2009. In December 2009, the EPA announced its intention to publish final amendments to the emission standards for new marine diesel engines installed on ships flagged or registered in the U.S. that are consistent with standards required under recent amendments to Annex VI of MARPOL. The new regulations include near-term standards that began in 2011 for newly built engines requiring more efficient use of engine technologies in use today and long-term standards that began in 2016 requiring an 80 percent reduction in nitrogen oxide emissions below current standards. The CAA also requires states to adopt State Implementation Plans (“SIPs”) designed to attain air quality standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

New or more stringent air emission regulations which may be adopted could require significant capital expenditures to retrofit vessels and could otherwise increase our investment and operating costs.

Other Environmental Initiatives

The E.U. adopted legislation that (1) requires member states to refuse access to their ports by certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25.0% of vessels using their ports annually and increase surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the E.U. with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is also considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. While we do not believe that the costs associated with our compliance with these adopted and proposed E.U. initiatives will be material, it is difficult to predict what additional legislation, if any, may be promulgated by the E.U. or any other country or authority.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations and alternative methods are still under development.

In 2012, the U.S. Coast Guard finalized amendments to its ballast water management regulations that impose stricter discharge limits for allowable concentrations of various invasive species and include approval process requirements for BWTS. The regulations require ships calling at U.S. ports to treat ballast water and regularly remove hull fouling. In particular, it is required for existing vessels to be equipped with approved BWTS by their first drydocking after January 2016 and for newbuilds with a keel laying date after December 2013 to be equipped upon their delivery. These regulations require modifications and installation of ballast water treatment equipment to our current vessels that call in U.S. ports, resulting in significant capital expenditures and an increase in our operational costs to call in U.S. ports.

Several U.S. states, such as California, adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to EPA regulations. These requirements do not currently impact our operational costs, as such technologies are not currently available. However if a decision is made to comply with such requirements, we could incur additional investment during the installation of any such ballast water treatment plants.

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect in September 2017. Many of the implementation dates in the BWM Convention had already passed prior to its effectiveness, so that the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install BWTS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before September 8, 2017 “existing vessels” and allows for the installation of a BWTS on such vessels at the first renewal survey following entry into force of the convention. In July 2017, the implementation scheme was further changed to require vessels with International Oil Pollution Prevention (“IOPP”) certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. Each vessel in our current fleet has been issued a Ballast Water Management Plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. In addition, we are required to install BWTS in each vessel in our fleet during the next drydocking, which is expected to cause us to incur additional expenditures and operating costs.

SAFEBULKERS	44 – 45

In November 2014 and May 2015, the IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code entered into force on January 1, 2017. The Polar Code covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. Ships intending to operate in the applicable areas must have a Polar Ship Certificate. This requires an assessment of operating in said waters and includes operational limitations, additional safety equipment and plans or procedures, necessary to respond to incidents involving possible safety or environmental consequences. A Polar Water Operational Manual is also needed on board the ship for the owner, operator, master, and crew to have sufficient information regarding the ship to assist in their decision-making process. The Polar Code applies to new ships constructed after January 1, 2017. After January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate, or renewal survey.

On June 29, 2017, the Global Industry Alliance (the “GIA”) was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, ship owners, operators, classification societies, and oil companies, signed to launch the GIA.

In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding the environment that targets the United States’ offshore energy strategy, which affects parts of the maritime industry and may affect our business operations. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

Greenhouse Gas Regulation – United Nations Framework Convention on Climate Change

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. International and multinational bodies or individual countries also may adopt their own climate change regulatory initiatives. The IMO recently announced its intention to develop reduction measures for greenhouse gases from international shipping. The E.U. recently enacted a regulation requiring ships over 5,000 gross tons docking in E.U. ports to monitor, report and verify greenhouse gas emissions which went into effect in 2018. See “Item 4. Information on the Company—B. Business Overview—European Monitoring, Reporting and Verification Regulation” for more information. The United States or individual U.S. states could also enact environmental regulations that could affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions by 40% by 2030. These or other developments may result in regulations relating to the control of greenhouse gas emissions. Any passage of climate control legislation or other regulatory initiatives in the jurisdictions where we operate could result in financial impacts on our operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

European Monitoring, Reporting and Verification Regulation

The European Parliament and the Council of the E.U. have adopted regulation 2015/757 on the monitoring, reporting and verification (the “EU-MRV”) of CO2 emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018.

The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Ships above 5,000 gross tons account for around 55.0% of the number of ships calling into E.U. ports and represent around 90.0% of the related emissions. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases.

As of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to this regulation. This monitoring and reporting process adopted by the EU-MRV regulation may be a precursor to a market-based mechanism to be adopted in the future. This or other developments may result in financial impacts on our operations that we cannot predict with certainty at this time.

IMO Data Collection System

MARPOL Annex VI, as amended on November 6, 2016, requires mandatory fuel oil consumption data collection and reporting. The requirement is effective as of March 1, 2018 and requires ships above 5,000 gross tons to collect and report annual data on fuel oil consumption to an IMO database with the first reporting period being in effect for the 2019 calendar year.

Countermeasures against greenhouse gas emissions from international shipping have been deliberated at IMO, and so far, the Energy Efficiency Design Index (“EEDI”) and the Ship Energy Efficiency Management Plan (“SEEMP”) have been implemented.

ANNUAL REPORT 2018

Ship’s Energy Consumption Data Reporting

The China Maritime Safety Administration (the “China MSA”) issued the Regulation on Data Collection of Energy Consumption for Ships in November 2018. This regulation is effective as of January 1, 2019 and requires ships calling on Chinese ports to report fuel consumption and transport work details directly to the China MSA. This regulation also contains additional requirements for Chinese-flagged vessels (domestic and international) and other non-Chinese-flagged international navigating vessels.

Vessel Security Regulations

Several initiatives have been implemented to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

~	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;
~	on-board installation of ship security alert systems;
~	the development of vessel security plans; and
~	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the IMO, SOLAS and the ISPS Code, and we have approved ISPS certificates and plans on board all our vessels, which have been certified by the applicable flag state.

Inventory of Hazardous Materials

Hong Kong Convention

On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention will enter into force two years after it has been ratified by 15 states representing 40% of the world fleet. The Hong Kong Convention has not yet entered into force. One of the key requirements of the Hong Kong Convention will be for ships over 500 gross tonnes operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”). Only warships, naval auxiliary and governmental, non-commercial vessels are exempt from the requirements of the Hong Kong Convention. The IHM has three parts:

~	Part I – hazardous materials inherent in the ship’s structure and fitted equipment;
~	Part II – operationally generated wastes; and
~	Part III – stores.

Once the Hong Kong Convention has entered into force, each new and existing ship will be required to maintain Part I of IHM.

E.U. Ship Recycling Regulation

On November 20, 2013, the E.U. adopted Regulation (EU) No 1257/2013 (the “E.U. Ship Recycling Regulation”), which seeks to facilitate the ratification of the Hong Kong Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the E.U. Ship Recycling Regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The E.U. Ship Recycling Regulation applies to vessels flying the flag of an E.U. member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an IHM that complies with the requirements of the E.U. Ship Recycling Regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The E.U. Ship Recycling Regulation will take effect on non-E.U.-flagged vessels calling on E.U. ports of call beginning on December 31, 2020.

Disclosure of Activities Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2018 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2018, our vessels made five port calls to Iran to discharge corn and soybeans.

The vessel Troodos Air made a call to the port of Bandar Imam Khomeini on February 13, 2018, discharging corn, and remained in the port of Bandar Imam Khomeini during 2018 for seven days. During this time, the Troodos Air was on time charter to Bunge S.A. at a gross rate of $11,350 per day.

SAFEBULKERS	46 - 47

The vessel Troodos Sun made a call to the port of Bandar Imam Khomeini on October 11, 2018, discharging corn, and remained in the port of Bandar Imam Khomeini during 2018 for 26 days. During this time, the Troodos Sun was on time charter to Bunge S.A. at a gross rate of $15,950 per day.

The vessel Pedhoulas Leader made a call to the port of Bandar Imam Khomeini on October, 5, 2018, discharging soybeans, and remained in the port of Bandar Imam Khomeini during 2018 for 34 days. During this time, the Pedhoulas Leader was on time charter to Cargill at a gross rate of $12,500 per day.

The vessel Pedhoulas Commander made a call to the port of Bandar Imam Khomeini on October, 20, 2018, discharging corn, and remained in the port of Bandar Imam Khomeini during 2018 for 23 days. During this time, the Pedhoulas Commander was on time charter to Bunge S.A. at a gross rate of $14,150 per day.

The vessel Xenia made a call to the port of Bandar Imam Khomeini on October, 24, 2018, discharging corn, and remained in the port of Bandar Imam Khomeini during 2018 for 29 days. During this time, the Xenia was on time charter to Bunge S.A. at a gross rate of $12,500 per day.

These port calls represented approximately 0.68% of the total port calls made by all the vessels owned by us in 2018. As the vessel owner, we earned revenues at the agreed daily charter rates from the charterers. The aggregate gross revenue attributable to these 119 days that our vessels remained in the port of Bandar Imam Khomeini was approximately $1.6 million. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included these port calls. Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of E.U., U.S. or United Nation sanctions and that has not been authorized by the Office of Foreign Assets Control of the U.S. Department of the Treasury. There can be no assurance that the vessels referenced above or another of our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

We do not believe that any of these transactions or activities are sanctionable. On January 16, 2016, the U.S. and the E.U. lifted nuclear-related sanctions on Iran through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) among the P5+1 (China, France, Germany, Russia, the U.K. and the U.S.), the E.U. and Iran to ensure that Iran’s nuclear program will be exclusively peaceful. All activities, transactions and dealings reported in this section occurred after the implementation of the JCPOA. However, U.S. nuclear-related sanctions have been re-imposed effective August 7, 2018 and November 5, 2018 as a result of the withdrawal of the U.S. from the JCPOA. We intend to continue to charter our respective vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sublet the vessels to sub-charterers who may make, port calls to Iran, so long as the activities continue to be permissible and not sanctionable under applicable U.S. and E.U. and other applicable laws.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we pay to our stockholders. For example the market for marine drybulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for marine drybulk transportation services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for marine drybulk transportation services is typically weaker at the beginning of the calendar year and during the summer months. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities.

C. Organizational Structure

Safe Bulkers, Inc. is a holding company with 48 subsidiaries, 23 of which are incorporated in Liberia, and 25 in the Republic of the Marshall Islands, each as of March 8, 2019. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of March 8, 2019 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities.”

ITEM 4A. Unresolved staff comments

None.

ITEM 5. Operating and financial review and prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of this annual report.

ANNUAL REPORT 2018

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of March 8, 2019 our fleet consisted of 41 drybulk vessels with an aggregate capacity of 3,777,000 dwt and we had a memorandum of agreement for the purchase of one additional resale newbuild vessel. We deploy our vessels on a mix of period time and spot time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters, or to profit from attractive spot time charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak time charter market conditions. As of March 8, 2019, 16 out of 41 drybulk vessels of the Company were employed under period time charters of more than three months outstanding charter duration. We believe our customers, some of which have been chartering our vessels for over 25 years, enter into period time and spot time charters with us because of the quality of our modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2016, 2017 and 2018 was 36.6, 38.0 and 39.9 respectively. After delivery of our last contracted newbuild vessel, our drybulk fleet will consist of 42 vessels and will have an aggregate carrying capacity of 3,862,000 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

Our Managers

Our operations are managed by our Managers, Safety Management and Safe Bulkers Management, under the supervision of our executive officers and our board of directors. Under our Management Agreements, our Managers provide us with technical, administrative and commercial services and our executive management. Both of our Managers are controlled by Polys Hajioannou. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

A. Operating Results

Our operating results are largely driven by the following factors:

~	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
~	Available days. We define available days (also referred to as voyage days) as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. Available days are used to measure the number of days in a period during which vessels should be capable of generating revenues.
~	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance. Operating days are used to measure the aggregate number of days in a period during which vessels actually generate revenues.
~	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2018, our average annual fleet utilization rate was approximately 97.50%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization.
~	Time charter equivalent rates. We define time charter equivalent rates (“TCE rates”) as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We use TCE to compare period-to-period changes in our performance despite changes in the mix of charter types and it assists investors and our management in evaluating our financial performance. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

The following table reflects our time charter revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

		Year Ended December 31,
	2016	2017	2018
	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Time charter revenues	$113,959	$154,040	$201,548
Less commissions	4,187	6,008	8,357
Less voyage expenses	7,679	3,932	6,378
Time charter equivalent revenue	$102,093	$144,100	$186,813
Available days	13,329	13,788	14,258
Time charter equivalent rate	$7,659	$10,451	$13,102

~	Daily vessel operating expenses. We define vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period. Our ability to control our fixed and variable expenses, including our daily

SAFEBULKERS	48 - 49

vessel operating expenses, also affects our financial results. In addition, factors beyond our control can cause our vessel operating expenses to increase, including developments relating to market premiums for insurance, cost of lubricants and changes in the value of the U.S. dollar compared to currencies in which certain of our expenses are denominated, such as certain crew wages.
~	Daily vessel operating expenses excluding drydocking and pre-delivery expenses. We calculate daily vessel operating expenses excluding drydocking and pre-delivery expenses by dividing vessel operating expenses excluding drydocking and pre-delivery expenses for the relevant period by ownership days for such period. This measure assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or secondhand acquisition prior to their operation, which costs may vary from period to period.
~	Daily general and administrative expenses. We define general and administrative expenses to include daily management fees and daily company administration expenses as defined below. Daily vessel general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.
~	Daily management fees. We define management fees to include the fees payable to our Managers for managing our fleet.
Daily management fees are calculated by dividing management fees by ownership days for the relevant period.
~	Daily company administration expenses. We define company administration expenses to include expenses incurred related to the administration of our company such as legal costs, audit fees, independent directors’ compensation, listing fees to NYSE and other miscellaneous expenses. Daily company administration expenses are calculated by dividing company administration expenses by ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily vessel operating expenses excluding drydocking and pre-delivery expenses, daily general and administrative expenses and daily management fees for the periods indicated:

		Year Ended December 31,
	2016	2017	2018
Ownership days	13,390	13,858	14,568
Available days	13,329	13,788	14,258
Operating days	13,024	13,673	14,075
Fleet utilization	97.27%	98.67%	96.62%
TCE rates	$7,659	$10,451	$13,102
Daily vessel operating expenses	$3,698	$3,810	$4,360
Daily vessel operating expenses excluding drydocking and pre-delivery expenses	$3,574	$3,731	$4,141
Daily general and administrative expenses consisting of:	$1,149	$1,163	$1,321
(a) Daily management fees	$867	$975	$1,135
(b) Daily company administration expenses	$282	$188	$186

Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter rates that our vessels earn under our charters, which, in turn, are affected by a number of factors, including:

~	levels of demand and supply in the drybulk shipping industry;
~	the age, condition and specifications of our vessels;
~	the duration of our charters;
~	our decisions relating to vessel acquisitions and disposals;
~	the amount of time that we spend positioning our vessels;
~	the availability of our vessels, which is related to the amount of time that our vessels spend in drydock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work; and
~	other factors affecting charter rates for drybulk vessels.

Revenue is recognized as earned on a straight-line basis over the charter period in respect of charter agreements that provide for varying rates. The difference between the revenue recognized and the actual charter rate is recorded either as unearned revenue or accrued revenue (see “—Unearned Revenue / Accrued Revenue” below). Commissions (address and brokerage), regardless of charter type, are always charged to us and are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying consolidated statements of operations.

Revenues from our period time charters comprised 81.2%, 82.2% and 80.2%, respectively, of our charter revenues for the years ended December 31, 2016, 2017 and 2018. The revenues from our spot time charters and voyage charters comprised 18.8%, 17.8% and 19.8%, respectively, of our charter revenues for the years ended December 31, 2016, 2017 and 2018.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2018 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $4.9 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $0.7 million.

ANNUAL REPORT 2018

Unearned revenue as of December 31, 2017 includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $3.5 million.

Accrued revenue as of December 31, 2018 includes accrued revenue of $1.1 million that represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Accrued revenue as of December 31, 2017 includes: (i) accrued revenue of $2.0 million that represents revenue earned prior to cash being received and (ii) accrued revenue of $0.8 million that represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Commissions

We pay commissions currently ranging up to 5.0% on our period time and spot time charters, to unaffiliated ship brokers, to brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. The amount of our total commissions to unaffiliated ship brokers and other brokers associated with our charterers and to our charterers might grow, as revenues increase due to improving market conditions and delivery of our one remaining contracted newbuild vessel, or decrease as a result of deteriorating market conditions. These commissions do not include fees we pay to our Managers, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

Voyage Expenses

We charter our vessels primarily through period time charters and spot time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, bunkers during ballast period or for vessel repositioning, courier and other minor miscellaneous expenses related to the voyage. We expect that our voyage expenses will decrease in the future if fewer vessels are employed in the spot market, in which case vessel repositioning costs should decrease. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses. We also record within voyage expenses the 4% U.S. federal tax we pay in respect of our U.S. source shipping income (imposed on gross income without the allowance for any deductions). In many cases, we recover these taxes from the charterers, and we record such recovered amounts within revenues.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will slowly increase in the future as our fleet grows. Our crewing costs, which are a significant part of our vessel operating expenses, may increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking, maintenance, spare parts and stores costs will increase from the levels achieved in 2018 as our vessels age. A portion of our vessel operating expenses including crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

Depreciation

We depreciate our drybulk vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Furthermore, we estimate the residual value of our vessels is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $182 per light-weight ton.

Vessels, Net

Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses incurred during the construction period if the vessels are newbuilds, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage), less accumulated depreciation and impairment charges, if any. Financing costs incurred during the construction period of the vessels if the vessels are newbuilds are also capitalized and included in the vessels’ cost. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. As of December 31, 2017 and 2018, we capitalized interest amounting to $41,694 and $0 respectively.

General and Administrative Expenses

General and administrative expenses consist of management fees paid to our Managers and expenses incurred relating to the administration of the Company.

Management fees paid to our Managers include services offered to us for managing our vessels (i.e., chartering, operations, technical, supply, crewing and accounting services), the services provided to us by our executive officers as well as the preparation of disclosure documents and the preparation for compliance with the Sarbanes-Oxley Act. Pursuant to the terms of the Management Agreements with our Managers, for the provision of such services, we pay a daily ship management fee of €875 per vessel and pay Safe Bulkers Management an annual ship management fee of €3 million.

Expenses related to the administration of our company primarily include legal costs, audit fees, independent directors’ compensation, listing fees to the NYSE and other miscellaneous expenses such as director and officer liability insurance costs and public relations expenses.

SAFEBULKERS	50 - 51

Interest Expense and Other Finance Costs

We incur interest expense on outstanding indebtedness under our existing loan and credit facilities, which we include in interest expense. We also incurred financing costs in connection with establishing those facilities, which are deferred and amortized over the period of the facility. The amortization of the finance costs is included in amortization and write-off of deferred finance charges. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Early Redelivery Income/(Cost), Net

Early redelivery cost reflects amounts payable to charterers for early termination of a period time charter resulting from our request for early redelivery of a vessel. We generally request such early redelivery when we would like to take advantage of a favorable period time charter market environment and believe that an opportunity to enter into a similarly priced period time charter is not likely to be available when the relevant vessel is scheduled to be redelivered.

Early redelivery income reflects amounts payable to us for early termination of a period time charter resulting from a charterer’s request for early redelivery of a vessel. We may accept such requests from charterers when we believe that we are compensated by a substantial portion of the contracted revenue, reduce our third party risk or maintain the opportunity to re-employ the vessel either in the spot market or in the period time charter market at adequate levels.

We have entered into such arrangements for early redelivery, and incurred such costs or earned such income in the past and we may continue to do so in the future, depending on market conditions.

Critical Accounting Policies

We prepared our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 2 of the consolidated financial statements included elsewhere in this annual report.

Impairment of long-lived assets

The Company reviews for impairment its long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair market value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in drybulk shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event the independent fair market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel carrying value.

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days, using the twelve month budgeted rates for the unchartered period of the first twelve months, the Forward Freight Agreement (“FFA”) rates for the unchartered period of the second twelve months and the most recent historical 10-year average daily rates of similar size vessels thereafter, until the end of the remaining estimated useful life of the asset, net of brokerage commissions, expected outflows for vessel operating expenses which include drydocking costs, contracted installation costs for Scrubbers and BWTS for those vessels under such contracts, voyage expenses and management fees. The undiscounted cash flows incorporate various factors, such as estimated future charter rates, estimated vessel operating costs assuming an average annual inflation rate of 2.0%, estimated vessel utilization rates, estimated remaining lives of the vessels (assumed to be 25 years from the initial delivery of each vessel from the shipyard) and estimated salvage value of the vessels based on period end ten-year historical average demolition prices per light-weight ton.

Historically, a full shipping cycle has variable duration. Since 2008, when we identified impairment indications for the first time, we have used the ten-year average of the one-year time charter rate for the computation of an estimated daily time charter rate for the unfixed days for each of our vessel types. We used the historical ten-year average, as we believed it captures on average the highs and lows of a full shipping cycle, and therefore, was considered a reasonable estimation of expected future time charter rates over the remaining useful life of our vessels.

These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our impairment test as of December 31, 2018 on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 7.2%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels that were held and used. It should be noted that although management believes that those vessels with Scrubbers installed should confer a premium on

ANNUAL REPORT 2018

future daily charter rates, which may be substantial, due to lack of existing Scrubber-installed charter contracts supporting such estimation, no such premium was incorporated in the estimated future rates of such vessels.

Our analysis for the year ended December 31, 2017 indicated an impairment charge of $91.3 million recorded in the statement of operations, relating to the write down to the estimated fair value of the carrying amount of four of our vessels, namely the M/V Panayiota K, the M/V Efrossini, the M/V Venus History, and the M/V Andreas K. These four vessels were purchased at the high end of the market and did not have long term period time charters at favorable rates compared to our other vessels purchased at the same time. The review of the carrying amount for each of our remaining vessels held and used as of December 31, 2017, indicated that such carrying amounts were recoverable.

Our comparison of the actual 2018 net receipts to the forecast net receipts used in the impairment test performed for the year ended December 31, 2017 indicated a favorable variance of 18.7%, between actual net receipts during 2018 and net receipts forecast by the Company for the same period, due to improvements in the dry bulk market rates during 2018, which were not anticipated.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the effect on the Company’s impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2018, as opposed to using the 10-year historical average daily rates.

	3-Year	Impairment Charge	5-Year	Impairment Charge	15-Year	Impairment Charge
	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)
Panamax Class Vessels	$9,986	10.5	$9,897	10.9	$21,161	0.0
Kamsarmax Class Vessels	$10,585	8.8	$10,491	8.8	$22,431	0.0
Post Panamax Class Vessels	$11,184	43.3	$11,085	43.3	$23,701	0.0
Capesize Class Vessels	$13,159	33.0	$14,247	0.0	$37,323	0.0
Total		95.6		63.0		0.0

At each quarter-end, the Company assesses the assumptions used for performing its impairment analysis, and considers the appropriate duration of historical average charter rates to be used.

While the Company intends to continue to hold and operate its vessels, the following table presents the carrying values of the Company’s vessels and indicates whether their estimated fair market values, were below their carrying values as of December 31, 2017 and 2018. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel was sold. The Company’s estimates of basic market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind and are based on the estimated market values for our vessels received from third-party independent shipbrokers approved by our banks. In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the number of vessels whose estimated basic market value, exceeded their carrying value and their aggregate carrying value in each case, as of December 31, 2017 and December 31, 2018, respectively. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

	As of December 31, 2017			As of December 31, 2018
	Number of vessels		Aggregate Carrying Value ($ US Million)	Number of vessels		Aggregate Carrying Value ($ US Million)
Vessels whose fair market value was below their carrying value	20	(1)	629.4	21	(2)	616.6
Vessels whose carrying value was written down to their estimated fair market value	4		87.2	—		—
Vessels whose fair market value, exceeded their carrying value	15		226.3	20		338.7
Total	39		942.9	41		955.3

(1)	As of December 31, 2017, the aggregate carrying value of these 20 vessels was $141.8 million more than their fair market value, based on broker quotes.
(2)	As of December 31, 2018, the aggregate carrying value of these 21 vessels was $120.6 million more than their fair market value, based on broker quotes.

Recent accounting pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

SAFEBULKERS	52 - 53

Results of Operations

Year ended December 31, 2018 compared to year ended December 31, 2017

During the year ended December 31, 2018, we had an average of 39.9 drybulk vessels in our fleet. During the year ended December 31, 2017, we had an average of 38.0 drybulk vessels in our fleet.

During the year ended December 31, 2018, we acquired Pedhoulas Cedrus, a Kamsarmax newbuild vessel, and Mount Troodos, a secondhand Capesize class vessel.

During the year ended December 31, 2017, we acquired Agios Spyridonas, a secondhand Post-Panamax class vessel, and Pedhoulas Rose, a Kamsarmax class newbuild vessel.

Revenues

Revenues increased by 30.8%, or $47.5 million, to $201.5 million during the year ended December 31, 2018 from $154.0 million during the year ended December 31, 2017, due to the following factors: (i) an increase in the TCE rate for 2018 by 25.4% to $13,102 compared to $10,451 for 2017 due to increase in prevailing charter rates, and (ii) an increase in operating days for the year ended December 31, 2018 by 2.9% to 14,075 days compared to 13,673 days for the year ended December 31, 2017, mainly due to the delivery of the vessels Pedhoulas Cedrus and Mount Troodos.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2018 amounted to $8.4 million, an increase of $2.4 million, or 40.0%, compared to $6.0 million during the year ended December 31, 2017. Commissions as a percentage of revenues remained rather stable at 4.2% of revenues during the year ended December 31, 2018 compared to 3.9% of revenues during the year ended December 31, 2017.

Voyage expenses

During the year ended December 31, 2018, we recorded voyage expenses of $6.4 million, compared to $3.9 million during the year ended December 31, 2017, a 64.1% increased mainly due to an increase in vessel repositioning expenses affected by higher fuel prices.

Vessel operating expenses

Vessel operating expenses increased by 20.3% to $63.5 million during the year ended December 31, 2018 from $52.8 million during the year ended December 31, 2017, with the contribution of the 5.1% increase of ownership days from 13,858 in 2017 to 14,568 in 2018. Daily operating expenses increased by 14.4% to $4,360 during the year ended December 31, 2018 from $3,810 during the year ended December 31, 2017.

The increase in vessel operating expenses was primarily attributed to:

(i)	the increase in cost for spares, stores and provisions by 49.5% to $13.9 million in 2018, compared to $9.3 million in 2017;
(ii)	the increase in crew wages and related costs by 7.8% to $33.3 million in 2018, compared to $30.9 million in 2017, primarily due to currency fluctuation and increased ownership days;
(iii)	the increase in repairs, maintenance and drydocking costs by 78.4% to $6.6 million in 2018, compared to $3.7 million in 2017, primarily due to the nine drydockings performed during 2018, compared to five completed during 2017; and
(iv)	the increase in lubricant costs by 21.9% to $3.9 million in 2018, compared to $3.2 million in 2017, primarily due to higher prices.

Other factors influencing vessel operating expenses such as costs for insurance, taxes and other miscellaneous expenses had a minor increased effect on operating expenses.

The Company expenses drydocking and pre-delivery costs as incurred, which costs may vary from period to period. Vessel operating expenses excluding vessel drydocking and pre-delivery costs increased by 16.6% to $60.3 million in 2018, compared to $51.7 million in 2017. Drydocking expense is related to the number of drydockings in each period and pre-delivery expense is related to the number of vessel deliveries and secondhand acquisitions in each period. Certain other shipping companies may defer and amortize drydocking expense. Consequently, daily operating expenses, excluding vessel drydocking and pre-delivery costs, increased by 11.0% to $4,141 during the year ended December 31, 2018 from $3,731 during the year ended December 31, 2017.

Depreciation

Depreciation expense decreased by 6.4% to $48.1 million during the year ended December 31, 2018, compared to $51.4 million during the year ended December 31, 2017, due to impairment loss of $91.3 million recorded during the year ended December 31, 2017, which reduced the carrying value of four of our vessels.

General and administrative expenses

General and administrative expenses increased by 19.3% to $19.2 million during the year ended December 31, 2018, compared to $16.1 million during the year ended December 31, 2017. The increase of $3.1 million is mainly due to the increase in the management fees charged by our Managers of $16.5 million in 2018 from $13.5 million in 2017. Management fees in 2018 compared to 2017 were increased due to: (i) increase of ownership days from 13,858 in 2017 to 14,568 in 2018 and (ii) increase of the fees paid to our Managers.

As a result:

~	Daily general and administrative expenses increased by 13.6% at $1,321 during the year ended December 31, 2018, from $1,163 during the year ended December 31, 2017;

ANNUAL REPORT 2018

~	Daily management fees which are part of daily general and administrative expenses increased by 16.4% to $1,135 during the year ended December 31, 2018, from $975 during the year ended December 31, 2017; and
~	Daily company administration expenses, which are part of daily general and administrative expenses, decreased by 1.1% to $186 during the year ended December 31, 2018, from $188 during the year ended December 31, 2017.

Interest expense

Interest expense increased by 10.8% to $25.7 million during the year ended December 31, 2018, compared to $23.2 million, during the year ended December 31, 2017. This was the result of the increase in the weighted average interest rate of our outstanding indebtedness of 4.428% per annum (“p.a.”) for the year ended December 31, 2018 as a result of the increased USD LIBOR, compared to the weighted average interest rate of our outstanding indebtedness of 3.838% p.a. for the year ended December 31, 2017, partly offset by the decrease in average loans outstanding of $572.2 million during the year ended December 31, 2018, compared to the average loans outstanding of $594.6 million during the year ended December 31, 2017. The total principal amount of loans outstanding as of December 31, 2018 was $579.6 million, compared to $571.8 million as of December 31, 2017.

Impairment loss

We did not incur any impairment loss for the year ended December 31, 2018, compared to $91.3 million for the year ended December 31, 2017. The impairment loss recorded in December 31, 2017 related to the write down of the carrying value of four of our vessels to their estimated fair market value as our impairment test indicated that the carrying amount of these vessels may not be recoverable.

Year ended December 31, 2017 compared to year ended December 31, 2016

During the year ended December 31, 2017, we had an average of 38.0 drybulk vessels in our fleet. During the year ended December 31, 2016, we had an average of 36.6 drybulk vessels in our fleet.

During the year ended December 31, 2017, we acquired Agios Spyridonas, a secondhand Post-Panamax class vessel, and Pedhoulas Rose, a Kamsarmax class newbuild vessel, and we completed the sale of Hull No. 1551, a Kamsarmax newbuild vessel.

During the year ended December 31, 2016, we acquired Troodos Air and Troodos Sun, both Post-Panamax class newbuild vessels, and Kypros Spirit, a Panamax class newbuild vessel, and we sold Stalo and Kypros Unity, a Post-Panamax and a Panamax vessel, respectively.

Revenues

Revenues increased by 35.1%, or $40.0 million, to $154.0 million during the year ended December 31, 2017 from $114.0 million during the year ended December 31, 2016, due to the following factors: (i) an increase in the TCE rate for 2017 by 36.5% to $10,451 compared to $7,659 for 2016 due to increase in prevailing charter rates, and (ii) an increase in operating days for the year ended December 31, 2017 by 5.0% to 13,673 days compared to 13,024 days for the year ended December 31, 2016, mainly due to the delivery of the vessel Pedhoulas Rose.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2017 amounted to $6.0 million, an increase of $1.8 million, or 42.9%, compared to $4.2 million during the year ended December 31, 2016. Commissions as a percentage of revenues remained rather stable at 3.9% of revenues during the year ended December 31, 2017 compared to 3.7% of revenues during the year ended December 31, 2016.

Voyage expenses

During the year ended December 31, 2017, we recorded voyage expenses of $3.9 million, compared to $7.7 million during the year ended December 31, 2016, a 49.4% decline mainly due to a decrease in vessel repositioning expenses affected by lower fuel prices.

Vessel operating expenses

Vessel operating expenses increased by 6.7% to $52.8 million during the year ended December 31, 2017 from $49.5 million during the year ended December 31, 2016, with the contribution of the 3.5% increase of ownership days from 13,390 in 2016 to 13,858 in 2017. Consequently, daily operating expenses, which are defined as operating expenses per vessel per ownership day, increased by 3.0% to $3,810 during the year ended December 31, 2017 from $3,698 during the year ended December 31, 2016.

The increase in vessel operating expenses was primarily attributed to:

(i)	the increase in cost for spares, stores and provisions by 32.9% to $9.3 million in 2017, compared to $7.0 million in 2016;
(ii)	the increase in crew wages and related costs by 4.4% to $30.9 million in 2017, compared to $29.6 million in 2016, primarily due to currency fluctuation; and
(iii)	the increase in repairs, maintenance and drydocking costs by 32.1% to $3.7 million in 2017, compared to $2.8 million in 2016.

Other factors influencing vessel operating expenses such as costs for insurance, lubricants, taxes and other miscellaneous expenses were reduced.

SAFEBULKERS	54 - 55

Depreciation

Depreciation expense increased by 3.8% to $51.4 million during the year ended December 31, 2017, compared to $49.5 million during the year ended December 31, 2016, due to the increase in the average number of vessels from 36.6 during the year ended December 31, 2016 to 38.0 during the year ended December 31, 2017.

General and administrative expenses

General and administrative expenses increased by 4.5% to $16.1 million during the year ended December 31, 2017, compared to $15.4 million during the year ended December 31, 2016. The increase of $0.7 million is mainly due to the net effect of: (i) the increase in the management fees charged by our Managers of $13.5 million in 2017 from $11.7 million in 2016 and (ii) the decrease in compensation of directors and officers from $1.9 million in 2016, to $0.5 million in 2017. Management fees in 2017 compared to 2016 were increased due to: (i) increase of ownership days from 13,390 in 2016 to 13,858 in 2017 and (ii) the fact that the services of our executive officers were provided and paid for by our Managers in 2017, whereas in 2016 our executive officers were employed and paid directly by us and, according to our Management Agreements, such compensation was deducted from the management fee.

As a result:

~	Daily general and administrative expenses remained largely unchanged at $1,163 during the year ended December 31, 2017, from $1,149 during the year ended December 31, 2016;
~	Daily management fees which are part of daily general and administrative expenses increased by 12.5% to $975 during the year ended December 31, 2017, from $867 during the year ended December 31, 2016; and
~	Daily company administration expenses, which are part of daily general and administrative expenses, decreased by 33.33% to $188 during the year ended December 31, 2017, from $282 during the year ended December 31, 2016.

Interest expense

Interest expense increased by 18.4% to $23.2 million during the year ended December 31, 2017, compared to $19.6 million, during the year ended December 31, 2016. This was the result of the increase in the weighted average interest rate of our outstanding indebtedness of 3.838% p.a. for the year ended December 31, 2017 as a result of the increased USD LIBOR, compared to the weighted average interest rate of our outstanding indebtedness of 3.290% p.a. for the year ended December 31, 2016, partly offset by the decrease in average loans outstanding of $594.6 million during the year ended December 31, 2017, compared to the average loans outstanding of $609.6 million during the year ended December 31, 2016. The total principal amount of loans outstanding as of December 31, 2017 was $571.8 million, compared to $587.7 million as of December 31, 2016.

Gain/(Loss) on derivatives

Gain on derivatives of $0.1 million during the year ended December 31, 2017, compared to loss of $0.6 million during the year ended December 31, 2016, resulted from (i) a decrease in the realized loss of interest rate derivatives of $0.1 million during the year ended December 31, 2017 from $1.0 million during the same period of 2016, and (ii) a marginal change in the gain from the mark-to-market valuation of interest rate swap transactions of $0.2 million for the year ended December 31, 2017 compared to $0.4 million for the year ended December 31, 2016.

As of December 31, 2017, the aggregate notional amount of interest rate swap transactions outstanding was $71.3 million, compared to $112.1 million as of December 31, 2016. These swaps economically hedged the interest rate exposure of 14.7% of the Company’s aggregate loans outstanding as of December 31, 2017 that bear interest at LIBOR. The mark-to-market valuation of these interest rate swap transactions at the end of each period is affected by the prevailing comparable interest rates at that time.

Impairment loss

Impairment loss amounted to $91.3 million for the year ended December 31, 2017, compared to $17.2 million for the year ended December 31, 2016. The impairment loss recorded in December 31, 2017 related to the write down of the carrying value of four of our vessels to their estimated fair market value as our impairment test indicated that the carrying amount of these vessels may not be recoverable. During the year ended December 31, 2016, the impairment loss of $17.2 million related to the write-off of the advances paid with respect Hull No. 835 and Hull No. 1551, following the agreed novation of Hull No. 835 and sale upon delivery of Hull No. 1551.

B. Liquidity and Capital Resources

As of December 31, 2018, we had liquidity of $92.5 million consisting of cash, cash equivalents and bank time deposits of $81.8 million and $10.7 million in restricted cash; aggregate additional financing capacity of $13.2 million under an agreement of our Company to issue common equity to an unaffiliated third party in respect of our contracted newbuild with Hull No. 1772 scheduled to be delivered to us in first half of 2020; ability to draw additional indebtedness for one unencumbered vessel; existing fleet of 41 vessels and one vessel in our orderbook; remaining capital expenditure requirements, relating to the purchase consideration of the newbuild, of $30.4 million, with scheduled payments of $7.0 million in 2019 and $23.4 million in 2020; and remaining vessel upgrades and improvements, relating to the Scrubbers and BWTS investments, of $26.7 million, with scheduled payments of $22.5 million in 2019, $1.7 million in 2020, $2.1 million in 2021 and $0.4 million in 2022. As of December 31, 2018, our aggregate debt outstanding was $579.6 million of which $37.4 million was the current portion of long term debt payable within the next 12 months.

As of March 8, 2019, we had liquidity of $90.9 million consisting of cash, cash equivalents and bank time deposits of $80.5 million and $10.4 million in restricted cash; aggregate additional financing capacity of $13.2 million under an agreement of

ANNUAL REPORT 2018

our Company to issue common equity to an unaffiliated third party in respect of our contracted newbuild with Hull No. 1772 scheduled to be delivered to us in 2020; ability to draw additional indebtedness for one unencumbered vessel; existing fleet of 41 vessels and one vessel in our orderbook; remaining capital expenditure requirements, relating to the purchase consideration of the newbuild, of $30.4 million, with scheduled payments of $7.0 million in 2019 and $23.4 million in 2020; and remaining vessel upgrades and improvements, relating to the Scrubbers and BWTS investments, of $26.7 million, with scheduled payments of $22.5 million in 2019, $1.7 million in 2020, $2.1 million in 2021 and $0.4 million in 2022.

Our primary liquidity needs are to fund financing expenses, debt refinancing or repayment, vessel operating expenses, general and administrative expenses, capital expenditures in relation to vessel acquisitions and vessel improvements, and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents as of December 31, 2018 of $81.8 million, restricted cash of $10.7 million, cash generated from operations, equity financing under our agreement to issue common shares to an unrelated third party of $13.2 million, additional indebtedness against one unencumbered vessel and, possibly, other equity financing.

In our opinion, the contracted cash flow from operations, the issuance of common equity, and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of the first quarter of 2020. However, we may seek additional indebtedness to refinance our debt and to maintain a strong cash position. Future needs in relation to financing and investing activities may involve refinancing of existing debt and financing of any future fleet replacement and expansion program or fleet upgrades and improvements. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, debt financing and operating cash surplus.

A failure to fulfill our capital expenditures commitments generally results in a forfeiture of advances paid with respect to the contracted newbuild vessel and a write-off of capitalized expenses. In addition, we may also be liable for other damages for breach of contract. A failure to satisfy our financial commitments could result in the acceleration of our indebtedness and foreclosure on our vessels. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operation.

We paid dividends to our common stockholders each quarter between the date of our initial public offering in June 2008 and the second quarter of 2015. We have not paid any dividends to our common stockholders since the second quarter of 2015. During 2018, we declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. In addition, we declared and paid one quarterly dividend of $0.50 per share and one final dividend of $0.11667 per share of Series B Preferred Shares, totaling $234. On February 20, 2018, we completed the redemption of the outstanding 379,514 Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date. The aggregate amount paid to redeem the Series B Preferred Shares was $9.5 million. In January 2019, we declared and paid a quarterly dividend of $0.50 per share for each of Series C Preferred Shares, totaling $1.1 million, and of Series D Preferred Shares, totaling $1.6 million.

Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our leverage and growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. Dividends on our Common Stock might continue not to be paid in the future. In addition, cash dividends on our Common Stock are subject to the priority of dividends on our Preferred Shares.

Cash Flows

Cash and cash equivalents increased to $51.9 million as of December 31, 2018, compared to $46.2 million as of December 31, 2017. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars and Euros.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $85.4 million in 2018, $50.1 million in 2017 and $13.5 million in 2016, consisting of net income after non-cash items of $77.8 million, $52.5 million and $16.2 million plus a decrease in working capital of $7.6 million, and less an increase in working capital of $2.4 million and $2.7 million in 2018, 2017 and 2016 respectively. The major drivers of the change of net cash provided by operating activities are the increased net revenues we earned from chartering our vessels of $45.2 million in 2018 compared to 2017 and $38.2 million in 2017 compared to 2016 reduced by the increased cash outflows related to operating expenses of $10.7 million in 2018 compared to 2017 and $3.3 million in 2017 compared to 2016.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $63.7 million for the year ended December 31, 2018 compared to $39.6 million for the year ended December 31, 2017. The net increase in cash flows used in investing activities of $24.1 million from 2017

SAFEBULKERS	56 - 57

is mainly attributable to the following factors: (i) a decrease of $14.0 million in payments for vessel acquisitions, advances for vessels under construction and major improvements during the year ended December 31, 2018 compared to the same period of 2017; (ii) zero proceeds from asset sales during the year ended December 31, 2018, compared to $20.5 million proceeds during the year ended December 31, 2017 and (iii) a net increase of $17.8 million in time deposits during the year ended December 31, 2018, compared to a net increase of $0.2 million during the same period of 2017.

Net cash flows used in investing activities were $39.6 million for the year ended December 31, 2017 compared to $39.9 million for the year ended December 31, 2016. The net decrease in cash flows used in investing activities of $0.3 million from 2016 is mainly attributable to the following factors: (i) an increase of $1.5 million in payments for vessel acquisitions, advances for vessels under construction and major improvements during the year ended December 31, 2017 compared to the same period of 2016; (ii) $20.5 million proceeds from asset sales during the year ended December 31, 2017, compared to $29.0 million proceeds during the year ended December 31, 2016 and (iii) a net increase of $0.2 million in time deposits during the year ended December 31, 2017, compared to a net increase of $10.5 million during the same period of 2016.

Net Cash Used in Financing Activities

Net cash flows used in financing activities were $15.6 million for the year ended December 31, 2018, compared to net cash flows used in financing activities of $47.1 million for the year ended December 31, 2017. This decrease in cash flows used in financing activities of $31.5 million, compared to the year ended December 31, 2017, is mainly attributable to an increase in proceeds from long-term debt by $72.3 million compared to the year ended December 31, 2017, zero payment for Tender offer redemption of preferred shares and tender offer expenses during the year ended December 31, 2018, compared to $25.2 million during the same period of 2017 and a decrease in dividends paid of $0.9 million offset by an increase of $56.9 million in long term debt principal payments, an increase in repurchases of common and preferred stock by $10.0 million compared to the same period ended December 31, 2017.

Net cash flows used in financing activities were $47.1 million for the year ended December 31, 2017, compared to net cash flows used in financing activities of $83.9 million for the year ended December 31, 2016. This decrease in cash flows used in financing activities of $36.8 million, compared to the year ended December 31, 2016, is mainly attributable to an increase in payments of deferred financing costs of $1.8 million, no proceeds from issuance of Common Stock during the year ended December 31, 2017, compared to $16.1 million net proceeds during the year ended December 31, 2016 and an increase of $23.5 million in repurchase of common and preferred shares and redemption of preferred shares, offset by a decrease of $25.7 million in long term debt principal payments, an increase in long-term debt proceeds of $50.8 million and a decrease in dividends paid of $1.7 million.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. We or our subsidiaries have generally entered into credit facilities in order to finance the acquisition of our vessels, to refinance existing indebtedness and for general corporate purposes. In 2018, (a) four of our subsidiaries entered into a credit facility which was used to refinance an existing credit facility and part of the purchase price of a secondhand vessel that was acquired in 2018, (b) four of our subsidiaries entered into a credit facility which was used to refinance an existing credit facility and part of the purchase price of a secondhand vessel that was acquired in 2017, (c) three of our subsidiaries entered into a credit facility which was used to refinance two existing credit facilities, (d) one of our subsidiaries entered into a credit facility which was used to refinance an existing credit facility, (e) four of our subsidiaries entered into a credit facility which was used to partially refinance an existing credit facility and (f) we entered into a credit facility for general corporate purposes and made a drawing under such credit facility in 2018.

The term of our 15 credit facilities outstanding on December 31, 2018, ranged from three to 12 years. They are generally repaid by quarterly or semi-annual principal installments and a balloon payment due on maturity, with the exception of two credit facilities which are repaid by semi-annual principal installments without balloon payments and two that are payable by principal installments every 45 days and a balloon payment due on maturity. We generally pay interest at LIBOR plus a margin, except for four facilities, under two of which principal amounts bear a fixed interest and under two of which a portion of the principal amounts bear interest at the Commercial Interest Reference Rate published by the Organization for Economic Co-operation and Development applicable on the date of signing of the relevant loan agreements. The obligations under our credit facilities are secured by, among other types of security, first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by us.

During 2018, we incurred an additional $187.5 million of indebtedness under our credit facilities and we repaid $179.7 million of our indebtedness. As of December 31, 2018, we had 15 outstanding credit facilities with a combined outstanding balance of $579.6 million. These debt facilities had maturity dates between 2021 and 2027. For a description of our debt facilities as of December 31, 2018, please see Note 6 of the consolidated financial statements included elsewhere in this annual report. During 2019, we are scheduled to repay $37.4 million of our long-term debt outstanding as of December 31, 2018.

Covenants Under Credit Facilities

The credit facilities impose operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our subsidiaries’ ability to, among other things, and subject to exceptions set forth in such credit facilities:

~	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;
~	enter into certain long-term charters without the lenders’ consent;
~	incur additional indebtedness, including through the issuance of guarantees;

ANNUAL REPORT 2018

~	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;
~	create liens on their assets;
~	make loans;
~	make investments;
~	make capital expenditures;
~	undergo a change in ownership or control or permit a change in ownership and control of our Managers;
~	sell the vessel mortgaged under such facility; and
~	permit our chief executive officer to change.

Our existing credit facilities also require certain of our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

~	meet the Minimum Value Covenant of 120% for credit facilities outstanding;
~	maintain a minimum cash balance per vessel with the respective lender from $150,000 to $1,000,000 as the case may be; and
~	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

~	under the Consolidated Leverage Covenant, our total consolidated liabilities divided by our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) must not exceed 85% for credit facilities outstanding with commercial financing institutions and 80% for credit facilities outstanding with government owned export credit institutions;
~	under the Net Worth Covenant, our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less our total consolidated liabilities must not be less than $150,000,000, for credit facilities outstanding with government owned export credit institutions and for credit facilities outstanding with commercial financing institutions;
~	under the EBITDA Covenant, the ratio of our EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis, applicable as of January 1, 2018 onwards, for credit facilities outstanding with commercial financing institutions;
~	the ratio of our aggregate debt to EBITDA must not exceed 5.5:1 on a trailing 12 months’ basis, applicable as of June 30, 2020 (our next testing date) onwards for credit facilities outstanding with government owned export credit institutions;
~	our consolidated debt must not exceed $580,000,000 on June 30, 2019 and December 31, 2019 for credit facilities outstanding with government owned export credit institutions;
~	payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends; and
~	a minimum of 30% or 35.0%, as the case may be, of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and, in the case of one facility, Polys Hajioannou beneficially holds a minimum of 20% of the voting and ownership rights.

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant and Net Worth Covenant do not apply to the loan facility with our subsidiary Shikokuepta Shipping Inc., and the Minimum Value Covenant and EBITDA Covenant do not apply to financing agreements entered into by our subsidiaries Maxeikosiena Shipping Corporation, and Youngtwo Shipping Inc.

As of December 31, 2018, the Company was in compliance with all debt covenants that were in effect with respect to its loan and credit facilities.

C. Research and Development, Patents and Licenses

We have not incurred expenditures relating to research and development, patents or licenses for the last three years.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2017, the BDI experienced significant volatility, reaching an annual low of 685 on February 14, 2017 and an annual high of 1,743 on December 12, 2017. During 2018, the BDI remained volatile, reaching an annual low of 948 on April 6, 2018 and an annual high of 1,774 on July 24, 2018.

As of March 8, 2019, the BDI was 649.

The decline and volatility in charter rates in the drybulk market reflects in part the fact that the supply of drybulk vessels in the market has been increasing. Demand for drybulk vessel services is influenced by global financial conditions. Global financial conditions remain volatile and demand for drybulk services may decrease in the future. There has been a pattern of volatility in recent years. For example, after reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels. For example, the BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. See also “Item 3. Key Information—D. Risks

SAFEBULKERS	58 - 59

Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates have improved in 2018, but have been volatile in the start of 2019. Cyclicality and volatility may lead to reductions in our charter rates, vessel values and results of operations.”

As of March 8, 2019, 16 of our 41 vessels are employed or scheduled to be employed in period time charters with outstanding duration of more than three months. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for more information).

Our TCE rate for the periods ended December 31, 2016, 2017 and 2018 was $7,659, $10,451 and $13,102 respectively, as a result of our increasing exposure to prevailing spot market conditions. During 2018, Glencore Grain B.V. accounted for 14.73% and Bunge S.A. accounted for 13.76% of our revenues.

During 2018, 15.8% of our revenue was derived from three vessels with long period time charters, contracted in previous years with original durations of 10 to 20 years and with a weighted average TCE rate of $29,115. The remaining 84.2% of our revenue was derived from the employment of 38 vessels, under voyage, spot and period time charters with original durations up to 3 years with a TCE rate of $11,596.

During 2017, 21.1% of our revenue was derived from three vessels with long period time charters, contracted in previous years with original durations of 10 to 20 years and with a weighted average TCE rate of $28,921. The remaining 78.9% of our revenue was derived from the employment of 36 vessels, under spot and period time charters with original durations up to 3 years with a TCE rate of $8,858.

As of March 8, 2019, we had a total of 41 vessels in our fleet and expected to take delivery of one additional newbuild vessel in 2020. As of March 8, 2019, we have contracted 39% of our expected ownership days for the remainder of 2019. Our contracted TCE rate for the remainder of 2019, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, as of March 8, 2019, was $14,055.

Our employment profile as of March 8, 2019, included three period time charterer contracts contracted in previous years with original durations of 10 to 20 years, with an average expected remaining charter duration of 6.8 years and with an expected TCE rate for the remainder of 2019 of $28,790, and 38 spot and period time charters with an expected average remaining charter duration of 3.5 months, and an expected TCE rate of $10,612. Vessels whose charters expire or are early redelivered or terminated within 2019 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.

As of March 8, 2019, we had not received any notice of early redelivery or termination for any of our charters.

E. Off-Balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

Our contractual obligations as of December 31, 2018 were:

	Total	Less than 1year (2019)	1-3 years (2020-2021)	3-5 years (2022-2023)	More than 5 years (after January 1, 2024)
	(in thousands of U.S. dollars)
Long-term debt obligations	$579,579	$37,431	$144,380	$155,398	$242,370
Interest payments(1)	128,729	27,322	50,673	35,552	15,182
Payments to our Managers(2) (3)	45,253	18,684	26,569	—	—
Newbuild contracts(3)	29,535	6,600	22,935	—	—
Scrubbers and BWTS(4)	26,740	22,475	3,905	360	—
Total	809,836	112,512	248,462	191,310	257,552

(1)

Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations. The interest payments reflect an assumed LIBOR-based applicable interest rate of 2.876% (the six-month LIBOR rate as of December 31, 2018), plus the relevant margin of the applicable credit facility. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Interest Rate Swaps” for more information.

(2)	Represents the daily ship management fee of €875 per vessel and the annual ship management fee of €3,000,000 prorated to the actual days based on the management fees currently in effect calculated based on the exchange rate of €/US$ as of December 31, 2018. In addition, it includes amounts payable to our Managers under the Management Agreements in respect of the acquisition fee for the one newbuild vessel and the supervision fee for the one newbuild vessel which is described elsewhere herein. The initial term of the Management Agreements with our Managers expires in May 2021 and we expect to enter into new agreements with the Managers upon their expiration.

(3)	Represents outstanding contractual payments under the memorandum of agreement for the acquisition of Hull No. 1772. It does not include the amounts payable to our Managers for supervision fees and commissions, under such memorandum of agreement, which are included under “Payments to our Managers” on the above table.

(4)	Amounts shown reflect estimated payments we expect to make with respect to our Scrubbers and BWTS obligations calculated based on the exchange rate of €/US$ as of December 31, 2018, according to contracts with the relevant equipment suppliers. It does not include payments we expect to make to the relevant shipyards.

ANNUAL REPORT 2018 ITEM 6. Directors, senior management and employees

A. Directors and Senior Management

The following table sets forth, as of March 8, 2019, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	52	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	56	President, Secretary and Class II Director
Konstantinos Adamopoulos	56	Chief Financial Officer and Class III Director
Ioannis Foteinos	60	Chief Operating Officer and Class I Director
Christos Megalou	59	Class II Director
Frank Sica	68	Class III Director
Ole Wikborg	63	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2021, the term of our Class II directors expires in 2019 and the term of our Class III directors expires in 2020.

Polys Hajioannou is our Chief Executive Officer and has been Chairman of our board of directors since 2008. Mr. Hajioannou also serves with Safe Bulkers Management Ltd. in Cyprus, which provides technical, commercial and administrative management services to the Company, and prior to the inception of Safe Bulkers Management and Safety Management, with its predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr. Hajioannou is a founding member and Vice-President of the Union of Cyprus Shipowners. Mr. Hajioannou is a member of the Lloyd’s Register Hellenic Advisory Committee. In 2011, Mr. Hajioannou was appointed to the board of directors of the Hellenic Mutual War Risks Association (Bermuda) Limited and in 2013 he was elected at the board of directors of the UK Mutual Steam Ship Assurance Association (Bermuda) Limited where he served until 2016. In that year, he was elected member to the newly established UK Club Bermuda Members’ Committee. Mr. Hajioannou holds a Bachelor of Science degree in nautical studies from Sunderland University.

Dr. Loukas Barmparis is our President and Secretary and has been a member of our board of directors since 2008. Dr. Barmparis also serves as the technical manager of Safe Bulkers Management Ltd., which he joined in December 2016. Between 2009 and 2016, he was the technical manager of Safety Management Overseas S.A. Until 2009, he was the project development manager of the affiliated Alassia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alassia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business administration (“M.B.A.”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

Konstantinos Adamopoulos is our Chief Financial Officer and has been a member of our board of directors since 2008. Mr. Adamopoulos also serves as the finance manager of Safe Bulkers Management Ltd., which he joined in December 2016. Prior to joining us, Mr. Adamopoulos was employed at Calyon, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds a Bachelor of Science degree in business administration from the Athens School of Economics and Business Science and an M.B.A. in finance from the Cass Business School, City University of London.

Ioannis Foteinos is our Chief Operating Officer and has been a member of our board of directors since February 2009. Mr. Foteinos has 30 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of Safety Management in 1987, where he served as Chartering Manager until 2017. Presently he serves as Chartering Manager with Safe Bulkers Management Ltd. in Cyprus, which he joined in May 2017.

Christos Megalou has been a member of our Board of Directors since 2016 and serves as a member of our audit and our corporate governance, nominating and compensation committee. Mr. Megalou has been the Chief Executive Officer of Piraeus Bank SA since 2017. Mr. Megalou has been a Distinguished Fellow of the Global Federation Of Competitiveness Councils in Washington, D.C. since 2016. From 2015 to 2016, Mr. Megalou served as senior advisor to Fairfax Financial Holdings. From 2013 to 2015, Mr. Megalou served as the Chief Executive Officer and Chairman of the Executive Board of Eurobank Ergasias SA and was the Deputy Chairman of the Hellenic Bank Association in Greece. From 2010 to 2013, Mr. Megalou served as Chairman of the Hellenic Bankers Association in the U.K. From 1997 to 2013, he was Vice-Chairman of Southern Europe, Co-head of Investment Banking for Southern Europe and Managing Director in the Investment Banking Division of Credit Suisse in London. From 1991 to 1997, he was a Director at Barclays de Zoete Wedd. From 1991 to 1996, he was Deputy Chairman of the British Hellenic Chamber of Commerce. He started his career in 1984 as an auditor in Arthur Andersen in Athens. Mr. Megalou holds a Bachelor of Science degree in economics from the University of Athens and an M.B.A. in finance from Aston University in Birmingham, United Kingdom.

Frank Sica has been a member of our board of directors and of our corporate governance, nominating and compensation committee, and a member and chairman of our audit committee, since 2008. Mr. Sica is also director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, and Kohl’s Corporation, an owner and operator of department stores. Mr. Sica has served as a Partner at Tailwind Capital,

SAFEBULKERS	60 - 61

a private equity firm, since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 1998 to 2003, Mr. Sica worked at Soros Fund Management where he oversaw the direct real estate and private equity investment activities of Soros. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. Mr. Sica holds a bachelor’s degree from Wesleyan University and an M.B.A. from the Tuck School of Business at Dartmouth College.

Ole Wikborg has been a member of our board of directors and of our audit committee and chairman and member of our corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 35 years. From 2002 to 2016, Mr. Wikborg has served as a member of the management team, a director and a senior underwriter of the Norwegian Hull Club, based in Oslo, Norway. In 2016, he moved to London to take up the position as the head of the London branch of Norwegian Hull Club, established that year. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI, and he was elected as President of IUMI from 2010 to 2014. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and was that organization’s Chairman from 2009 to 2013. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his career in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

B. Compensation of Directors and Senior Management

Our Managers, pursuant to the terms of the applicable Management Agreements, have historically provided to us our executive officers. For the year ended December 31, 2018, none of the executive officers and senior management were employed directly by us. For a discussion of the fees payable to our Managers, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements.” Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

Non-executive independent directors of the Company are paid an annual fee in the amount of $40,000 plus reimbursement for their out-of-pocket expenses.

In addition, the chairman of the audit committee, Frank Sica, receives the annual equivalent of $60,000 in the form of shares of our Common Stock. Ole Wikborg and Christos Megalou receive the annual equivalent of $30,000 in the form of shares of our Common Stock.

No amounts are set aside or accrued by us to provide pension, retirement or similar benefits.

C. Board Practices

As of December 31, 2018, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment. Information regarding the period which each director served and the date of expiration of each director’s current term is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

During the fiscal year ended December 31, 2018, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically, with the exception of one meeting not attended by the chairman of the audit committee. Our board of directors has determined that each of Messrs. Sica, Megalou and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. Ole Wikborg, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com.

Corporate Governance

The board of directors and our Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a number of key documents that are the foundation of the Company’s corporate governance, including:

~	a Code of Business Conduct and Ethics for all officers and employees, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;
~	a Corporate Governance, Nominating and Compensation Committee Charter; and
~	an Audit Committee Charter.

These documents and other important information on our governance are posted on our website and may be viewed at http://www.safebulkers.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com. Our website, and the information contained on, or hyperlinked from, our website are not part of this Annual Report, other than the documents that we file with the SEC that are expressly incorporated herein or therein by reference.

ANNUAL REPORT 2018

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Ole Wikborg, Christos Megalou and Frank Sica, as chairman. Our board of directors has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

~	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;
~	assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;
~	discussing the annual audited financial and quarterly statements with management and the independent auditors;
~	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
~	discussing policies with respect to risk assessment and risk management;
~	meeting separately, and periodically, with management, internal auditors and the independent auditor;
~	reviewing with the independent auditor any audit problems or difficulties and management’s responses;
~	setting clear hiring policies for employees or former employees of the independent auditors;
~	annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;
~	reporting regularly to the full board of directors; and
~	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Corporate Governance, Nominating and Compensation Committee

Our corporate governance, nominating and compensation committee consists of Christos Megalou, Frank Sica and Ole Wikborg, as chairman. The corporate governance, nominating and compensation committee is responsible for:

~	nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;
~	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of shareholders;
~	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;
~	overseeing the evaluation of the board and management; and
~	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D. Employees

Our executive officers are provided by our Managers. As of December 31, 2018, approximately 844 people served on board the vessels in our fleet, and our Managers employed approximately 104 people on shore.

E. Share Ownership

The Common Stock and Preferred Shares beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is included in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have agreed to provide the chairman of the audit committee, Mr. Frank Sica, as part of his remuneration, the annual equivalent of $60,000 in the form of shares of our Common Stock, and our non-executive independent directors, Mr. Ole Wikborg and Mr. Christos Megalou, as part of their remuneration, the annual equivalent of $30,000 each in the form of shares of our Common Stock.

ITEM 7. Major shareholders and related party transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Stock and Preferred Shares as of March 8, 2019 held by:

~	each person or entity that we know beneficially owns 5.0% or more of our Common Stock;
~	our officers and directors; and
~	all our directors and officers as a group.

SAFEBULKERS	62 - 63

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 8, 2019 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 101,232,719 shares of Common Stock outstanding as of March 8, 2019. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Com- mon Stock	Number of Shares of Series C Preferred Shares	Percentage of Series C Preferred Shares	Number of Shares of Series D Preferred Shares	Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015	19.19%	—	—%	—	—%
Bellapais Maritime Inc.(2)	5,000,000	4.94%	—	—%	—	—%
Kyperounta Maritime Inc.(2)	5,000,000	4.94%	—	—%	—	—%
Lefkoniko Maritime Inc.(2)	5,000,000	4.94%	—	—%	—	—%
Akamas Maritime Inc.(2)	8,555,412	8.45%	—	—%	—	—%
Chalkoessa Maritime Inc.(2)	5,400,000	5.33%	—	—%	—	—%
Nicolaos Hadjioannou(3)	21,426,015	21.17%	—	—%	—	—%
Officers and Directors:	—	—%
Polys Hajioannou(4)	48,381,427	47.79%	67,399	2.93%	150,700	4.71%
Dr. Loukas Barmparis	*	*	*	*	*	*
Konstantinos Adamopoulos	*	*	*	*	*	*
Ioannis Foteinos	*	*	*	*	*	*
Frank Sica	*(5)	*	*	*	*	*
Ole Wikborg	*	*	—	—%	—	—%
Christos Megalou	*	*	—	—%	—	—%
All executive officers and directors as a group (7 persons)	48,794,600	48.20%	92,399	4.02%	187,700	5.87%

*	Less than 1%
(1)	Controlled by Polys Hajioannou and his family.
(2)	Controlled by Polys Hajioannou.
(3)	By virtue of shares owned indirectly through Vorini Holdings, Inc. and other entities he controls.
(4)	By virtue of shares owned indirectly through Vorini Holdings, Inc., Bellapais Maritime Inc., Kyperounta Maritime Inc., Lefkoniko Maritime Inc., Akamas Maritime Inc., Chalkoessa Maritime Inc. and other entities he controls.
(5)	Partly held in a trust controlled by Frank Sica for the benefit of his family members.

In June 2008, we completed a registered public offering of our shares of Common Stock in which the selling stockholder was Vorini Holdings Inc., and our Common Stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of March 8, 2019, we had 16 stockholders of record; three of these stockholders of record were located in the U.S. and held an aggregate 58,575,631 shares of Common Stock, representing approximately 57.86% of our outstanding shares of Common Stock. However, one of the U.S. stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 58,350,511 shares of our Common Stock. Accordingly, we believe that the shares held by Cede & Co. include shares of Common Stock beneficially owned by both holders in the U.S. and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

The Hajioannou family owns approximately 50.95% of our outstanding Common Stock. They are able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our Common Stock held by the Hajioannou family do not have different or unique voting rights.

B. Related Party Transactions

Management Affiliations

Our chief executive officer, Polys Hajioannou controls our Managers and other companies which lease office space to us. Our Managers, along with the predecessor to Safety Management, have provided services to our vessels since 1965 and continue to provide technical, administrative, commercial and certain other services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels, pursuant to our Management Agreements described below.

ANNUAL REPORT 2018

Management Agreements

Under our Management Agreements, our Managers are responsible for providing us with executive, technical, administrative commercial and certain other services, which include the following:

Technical Services

These services include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag state of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation and lodging, insurance (including handling and processing all claims) of, and appropriate investigation of any charterer concerns with respect to, the crew, conducting union negotiations concerning the crew, performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants, providing technical support, shoreside support and shipyard supervision, and attending to all other technical matters necessary to run our business.

Commercial Services

These services include chartering the vessels that we own, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuilds, and such other commercial services as we may reasonably request from time to time.

Administrative Services

These services include providing or arranging for all services necessary to the engagement, employment and compensation of our employees, officers, consultants and directors, administering payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services, assistance in complying with U.S. and other relevant securities laws, human resources (including provision of our executive officers and directors of our subsidiaries), cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts, including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for any subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business.

Reporting Structure

Our Managers report to us and to our board of directors through our executive officers.

Compensation of Our Managers

On May 29, 2008, Safe Bulkers signed a management agreement with Safety Management and on May 29, 2015, Safe Bulkers signed a management agreement with Safe Bulkers Management (collectively the “Old Management Agreements”). Under the Old Management Agreements, the Managers provided to Safe Bulkers executive officers and management services to vessel-owning subsidiaries. Each vessel-owning subsidiary had entered into, or in the case of vessels not yet delivered, would enter into, a management agreement with either one of the Managers (the “Old Ship Management Agreements”). Under these Old Ship Management Agreements, chartering, operations, technical and accounting services were provided to the vessels by the Manager. In accordance with the Old Management Agreements and the Old Ship Management Agreements, the Manager received a fixed fee per vessel calculated proportionally by the number of ownership days (the “Old Fixed Fee”), a fixed bareboat fee of $250 per managed vessel per day for bareboat charters (the “Old Bareboat Fee”) and a variable fee calculated on gross freight, charter hire, ballast bonus and demurrage (the “Old Variable Fee”). In addition, under the supervision agreements with respect to newbuilds (the “Old Supervision Agreements”), the Manager received a supervision fee of $550,000 in exchange for on-site supervision services with respect to all newbuilds, of which 50% was payable upon the signing of the relevant Supervision Agreement, and 50% was payable upon successful completion of the sea trials of each newbuild (the “Old Supervision Fee”). Furthermore, under the Old Management Agreements, the Manager received a sales fee of 1.00% calculated on the contract price for each vessel sold (the “Old Sale Fee”), payable upon the conclusion of the vessel sale, and an acquisition fee of 1.00% calculated on the contract price of each vessel constructed or purchased (the “Old Acquisition Fee”), payable upon the conclusion of the vessel acquisition in exchange for services provided in relation to a sale or an acquisition of a vessel respectively.

The Old Management Agreements provided inter alia that to the extent the executive officers were not provided by the Manager but were instead employed by Safe Bulkers, the management fee payable by Safe Bulkers was reduced, in arrears, by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by the Company as a result of such employment.

The management fees could be adjusted annually effective May 29 of each year, the anniversary of our entry into the Old Management Agreements. During the years ended December 31, 2015, 2016 and 2017 and from January 1, 2018 until May 28, 2018, the Old Supervision Fee, the Old Sale Fee, the Old Bareboat Fee and the Old Acquisition Fee remained unchanged as per above. On May 29, 2015, the Old Fixed Fee was adjusted to $975 per day from $800 per day and the Old Variable Fee was adjusted to 0.00% from 1.25%.

SAFEBULKERS	64 - 65

On May 29, 2018, following the expiration of the Old Management Agreements, the Company signed the Management Agreements with the Managers, which have an initial term of three years expiring on May 28, 2021 and can be extended for two additional terms of three years each. The fees provided by the Management Agreements are fixed until May 29, 2021 and upon mutual agreement with the Managers, can be adjusted for a subsequent term of three years each time in May 29, 2021 and May 29, 2024.

Under our Management Agreements, in return for providing executive officers and technical, commercial and administrative services, our Managers receive a ship management fee of €875 per day per managed vessel for vessels in our fleet and $250 per managed vessel per day for bareboat charters and one of our Managers receives an annual ship management fee of €3 million. Further, our Managers receive a commission of 1.0% based on the contract price of any vessel bought and a commission of 1.0% based on the contract price of any vessel sold by it on our behalf, including any contracted newbuild. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50.0% is payable upon the signing of the relevant supervision agreement, and 50.0% is payable upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

The management fees do not cover capital expenditure, financial costs and operating expenses for our vessels and our general and administrative expenses such as directors, and officers’ liability insurance, legal and accounting fees and other similar third party expenses. More specifically, we reimburse expenses incurred on our behalf by our Managers or their personnel directly related to the operation and management of our vessels, such as:

~	interest, principal and other financial costs;
~	voyage expenses;
~	vessel operating expenses including crewing costs, surveyor’s attendance fees, bunkers, lubricant oils, spares, survey fees, classification society fees, maintenance and repair costs, tonnage taxes and vetting expenses;
~	commissions, remuneration or disbursements due to lawyers, brokers, agents, surveyors, consultants, financial advisors, investment bankers, insurance advisors;
~	deductibles, insurance premiums and/or P&I calls; and
~	postage, communication, traveling, victualing and other out of pocket expenses.

Each year, our Managers prepare and submit to us a detailed draft budget for the next calendar year, which includes a statement of estimated revenue, estimated general and administrative expenses and a proposed budget for capital expenditures, repairs or alterations. Once approved by us, this draft budget becomes the approved budget.

Term and Termination Rights

Subject to the termination rights described below, the initial term of the Management Agreements will expire three years after the effective date (May 29, 2018) and is renewable for up to two additional three-year periods. After the expiration of the initial term, each Management Agreement will be automatically extended on a three-year basis up to two times, subject to our ability to terminate each Management Agreement upon written notice at least 24 months prior to the end of the current term. Each Management Agreement will expire on May 29, 2027 and we expect to enter into new agreements with the Managers upon their expiration. The terms of any such new agreements have not yet been determined.

Our Managers’ Termination Rights

Each Manager may terminate the applicable Management Agreement prior to the end of its term if:

~	an aggregate amount in excess of $100,000 payable by us is not paid when due or if due on demand, within 20 business days following demand by the Manager;
~	we default in the performance of any other material obligation under the Management Agreement and the matter is unresolved within 20 business days after we receive written notice of such default from the Manager;
~	the management fee determined by arbitration in respect of any three-year period following the initial term is unsatisfactory to the Manager, in which case the Manager may terminate the Management Agreement effective at the end of such term;
~	any acquisition of our shares or a merger, consolidation or similar transaction results in any “person” or “group” acquiring 40.0% or more of the total voting power of our or the resulting entity’s outstanding voting securities, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajioannou;
~	the approval by our shareholders of a proposed merger, consolidation, recapitalization or similar transaction, as a result of which any person acquiring our shares of Common Stock becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 40.0% or more of the total voting power of the outstanding voting securities of the resulting entity following such transaction, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajioannou; or
~	there is a change in directors after which at least one of the members of our board of directors is not a continuing director.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

~	a member of our board of directors on May 29, 2018; or
~	nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors on May 29, 2018 or whose nomination or election was previously so approved.

ANNUAL REPORT 2018

Our Termination Rights

In addition to certain standard termination rights, we may terminate each Management Agreement prior to the end of its term if:

~	the Manager commits a willful and material breach in the performance of any material obligation under our Management Agreement and the matter is not resolved within 40 business days after the Manager receives from us written notice of such default;
~	an aggregate amount in excess of $100,000 payable by the Manager to us or third parties under our Management Agreement is not paid or accounted for within 10 business days following written notice by us; or
~	any time after May 29, 2024, upon our delivery of 12 months’ written notice to the Manager (a “Third Term Termination Notice”).

A “willful and material breach” means, a material breach of the applicable Management Agreement, as determined by a final, non-appealable judgment of a court or independent tribunal of competent jurisdiction, that is a consequence of a deliberate act undertaken by the breaching party, with knowledge that the taking of such act would cause a breach of the applicable Management Agreement, and which act has subjected the Company and its subsidiaries, taken as a whole, to uninsured liability, individually or in the aggregate, in an amount in excess of $100,000,000.

Termination Fees

In the event that either Management Agreement is terminated prior to the fully-extended expiration date other than pursuant to (a) the Company’s termination of the applicable Management Agreement due to the Manager’s ceasing to conduct business, insolvency or force majeure, (b) a termination resulting from the Manager’s willful and material breach of the applicable Management Agreement or (c) a termination pursuant to a validly-delivered termination notice by the Company to the Manager (other than a Third Term Termination Notice), then, within three business days of such termination, the Company shall pay to Safe Bulkers Management an amount in cash equal to the Management Fees paid or payable to each Manager, in the aggregate, during the 36 months preceding the applicable termination.

Non-Competition

Each Manager has agreed that, during the term of our Management Agreement and for one year after its termination, such Manager will not provide any management services to, or with respect to, any drybulk vessels, other than in the following circumstances:

(a)	pursuant to its involvement with us; or
(b)	with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer or his family members, subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and companies affiliated with our chief executive officer.

Each Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by a company affiliated with our chief executive officer are both available and meet the criteria for a charter being fixed by such Manager, our drybulk vessel will receive such charter.

Sale of Our Manager

Each Manager has agreed that, during the term of the Management Agreement and for one year after its termination, each Manager will not transfer, assign, sell or dispose of all or substantially all of its business that is necessary for the performance of its services under the Management Agreement without the prior written consent of our board of directors. Furthermore, during such period, in the event of any proposed change in control of the Manager, we have a 30-day right of first offer to purchase such Manager. Each Management Agreement defines a “proposed change in control of the Manager” to mean (a) the approval by the board of directors of the Manager or the shareholders of the Manager of a proposed sale of all or substantially all of the assets or property of the Manager necessary for the performance of its services under the Management Agreement or (b) the approval of any transaction that would result in: (i) Polys Hajioannou or Vorini Holdings Inc., or any entity controlled by, or under common control with, any of the above, beneficially owning, directly or indirectly, less than 60.0% of the outstanding voting securities or voting power of the Manager or Machairiotissa Holdings Inc. (the sole shareholder of the Manager), respectively, or (ii) Polys Hajioannou or Vorini Holdings Inc., or any entity controlled by, or under common control with, any of the above, together with all directors, officers and employees of the Manager beneficially owning, directly or indirectly, less than 80.0% of the outstanding voting securities or voting power of the Manager or Machairiotissa Holdings Inc., respectively.

Each Management Agreement also provides us the right to obtain certain information about the ownership of the Manager.

The foregoing description of the Management Agreements does not purport to be complete and is qualified in its entirety by reference to the Management Agreements, copies of which are attached as Exhibit 4.1 and Exhibit 4.2 and incorporated herein by reference.

Restrictive Covenant Agreements

Under the restrictive covenant agreements entered into with us, Polys Hajioannou, Vorini Holdings Inc., Machairiotissa Holdings Inc., or any entity controlled by, or under common control with, any of the above (together, the “Hajioannou Entities”), have agreed to restrictions on their ownership or operation of any drybulk vessels or the acquisition, investment in or control of any business involved in the ownership or operation of drybulk vessels, subject to the exceptions described below.

In the case of Polys Hajioannou, the restricted period continues until the later of (a) one year following the termination of his service as our director and (b) one year following the termination of his employment with us. In the case of the Hajioannou Enti-

SAFEBULKERS	66 - 67

ties, the restricted period continues until one year following the termination of both Management Agreements. Notwithstanding these restrictions, Polys Hajioannou and the Hajioannou Entities are permitted to engage in the restricted activities during the restricted periods in the following circumstances:

~	(a) pursuant to their involvement with us;
~	(b) pursuant to their involvement with a Manager, subject to compliance with, or waivers of, the applicable Management Agreement;
~	(c) with respect to certain permitted acquisitions (as defined below), provided that (i) any commercial management of drybulk vessels controlled by the restricted individuals and entities in connection with such permitted acquisition is performed by either of the Managers and (ii) the restricted individuals and entities comply with the requirements for permitted acquisitions described below;
~	(d) with respect to the direct or indirect ownership, operation or financing by our chief executive officer of a maximum of eight drybulk vessels on the water at any one time and an unlimited number of contracts with shipyards for newbuild drybulk vessels as part of his estate or family planning, provided that (i) such drybulk vessels or newbuilding contracts have been first offered to us and refused by the majority of our independent directors and (ii) such vessels have been acquired on pricing terms and conditions that are not more favorable than those offered to us; and
~	(e) pursuant to their passive ownership of up to 9.99% of the outstanding voting securities of any publicly traded company that is engaged in the business of owning or operating drybulk vessels.

As noted above, Polys Hajioannou and the Hajioannou Entities are permitted to engage in restricted activities with respect to two types of permitted acquisitions. One such permitted acquisition is an acquisition of a drybulk vessel or an acquisition or investment in a drybulk vessel business on terms and conditions as to price that are not more favorable, and on such other terms and conditions that are not materially more favorable, than those first offered to us and refused by a majority of our independent directors. The second type of permitted acquisition is an acquisition of a group of vessels or a business that includes non-drybulk vessels and non-drybulk vessel businesses, provided that less than 50.0% of the fair market value of the acquisition is attributable to drybulk vessels or drybulk vessel businesses. Under this second type of permitted acquisition, we must be promptly given the opportunity to buy the drybulk vessels or drybulk vessel businesses included in the acquisition for their fair market value plus certain break-up costs. Both types of permitted acquisitions require that the commercial management of any drybulk vessels acquired as permitted acquisitions be performed by either of our Managers. The commercial management of any drybulk vessel or contract for a newbuild drybulk vessel owned, operated or financed by Polys Hajioannou and entities affiliated with him for his estate or family planning purposes is not required to be managed by either of our Managers.

Polys Hajioannou and the Hajioannou Entities have also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any of the Hajioannou Entities are both available and meet the criteria for a charter being fixed by either of our Managers, our drybulk vessels will receive such charter.

The restrictive covenant agreements further provide that for each drybulk vessel or contract for a newbuild drybulk vessel owned, operated or financed by Polys Hajioannou or a Hajioannou Entity other than through us, Polys Hajioannou or the applicable Hajioannou entity is required to deliver to us a written report with respect to such vessel or newbuild within the first quarter of each fiscal year. The report for any drybulk vessel is required to include certain information, such as charter information with respect to charters arranged or in place during the period between the first day of the previous fiscal year and the date of the report, including the type of charter employment (e.g., time or voyage charters), the charter rate, commissions paid to brokers or other third parties, the charter period and the total revenues earned with respect to charters conducted during such period, running costs with respect to such drybulk vessel in the previous fiscal year, expected date of next drydocking and the estimated cost of such drydocking, and date of the next special survey. The report for any contracted newbuild drybulk vessel is required to include charter information, if any, with respect to charters arranged as of the date of the report, including the type of charter employment, the charter rate, commissions paid to brokers or other third parties and the charter period.

The foregoing description of the restrictive covenant agreements does not purport to be complete and is qualified in its entirety by reference to the restrictive covenant agreements, copies of which are attached as Exhibit 4.3 and Exhibit 4.4 and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of our initial public offering, we entered into a registration rights agreement with Vorini Holdings Inc., one of our principal stockholders, pursuant to which we have granted it and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Common Stock held by those persons. Under the registration rights agreement, Vorini Holdings Inc. and certain of its transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Vorini Holdings Inc. currently owns 19,426,015 shares entitled to these registration rights.

Sale of Vessels and Novation of Shipbuilding Contracts

In December 2015, following the Company’s decision to improve its liquidity position, Polys Hajioannou submitted a proposal to the Company’s board of directors, pursuant to which companies controlled by Polys Hajioannou would (a) purchase two vessels of the Company’s operating fleet, the Stalo and the Kypros Unity and (b) accept the novation from the Company of the newbuild contracts for Hull No. 1718 and Hull No. 1552, respectively. Upon receipt of this proposal, a special committee consisting of

ANNUAL REPORT 2018

the Company’s three independent directors was formed and authorized by the board of directors of the Company to evaluate the proposal. The special committee was advised by independent counsel. The special committee obtained two appraisals from independent third parties for each of the two vessels and for each of the two newbuildings, and negotiated the terms of the sale of the vessels and the newbuild contract novations. In February 2016, the special committee approved the sale of the Stalo and the Kypros Unity and the novation of the contracts of Hull No. 1718 and Hull No. 1552 to companies controlled by Polys Hajioannou.

In February 2016, our subsidiary Shikokuennia Shipping Corporation signed a novation agreement for newbuild Hull No. 1718, scheduled for delivery in 2019, and novated the newbuild to a company controlled by Polys Hajioannou. The remaining commitment under the newbuild contract for Hull No. 1718 as of December 31, 2016 and as of the day of signing the novation agreement was $28.4 million, compared to $26.5 million, which represented the higher of the two appraisals obtained by the special committee for such newbuild. The sale commission of 1.0% on $28.4 million for the novation of Hull No. 1718 payable to our Managers pursuant to the Management Agreements was waived in our favor.

In March 2016, our subsidiary, Staloudi Shipping Corporation, disposed of the vessel Stalo at a sale price of $9.0 million, and our subsidiary Gloverthree Shipping Corporation disposed of the vessel Kypros Unity at a sale price of $20.0 million, and in each case delivered the vessels to entities owned by Polys Hajioannou. The sale price for both vessels represented the higher of the two appraisals obtained by the special committee. We recorded an aggregate loss of $2.75 million in connection with the sale of these two vessels in the first quarter of 2016. The sale commission of 1.0% on $9.0 million for the sale of Stalo and on $20.0 million for the sale of Kypros Unity payable to our Managers pursuant to the Management Agreements was waived in our favor.

In August 2016, following the Company’s decision to further improve its liquidity position, Polys Hajioannou submitted a proposal to the Company’s board of directors, pursuant to which companies controlled by Polys Hajioannou would (a) accept the novation from the Company of the newbuild contract for Hull No. 835 and (b) purchase Hull No. 1551 upon delivery from the shipyard. Upon receipt of this proposal, a special committee consisting of the Company’s three independent directors was formed and authorized by the board of directors of the Company in order to evaluate the proposal. The special committee was advised by independent counsel, obtained two appraisals from independent third party brokers for each newbuild vessel and negotiated the terms of each transaction.

The two transactions were approved by the special committee in September 2016. In October 2016, our subsidiary, Gloverseven Shipping Corporation, signed a novation agreement for newbuild Hull No. 835 and our subsidiary, Kyotofriendo One Shipping Corporation, signed a memorandum of agreement for the sale upon delivery of newbuild Hull No. 1551, in each case, to entities owned by Polys Hajioannou. Our remaining capital expenditure requirements in respect of Hull No. 835 and Hull No. 1551 were $48.15 million in the aggregate. The higher of the two appraisals obtained from the independent third party brokers was $21.5 million for Hull No. 835 and $24.5 million for Hull No. 1551; or $46.0 million in the aggregate. The sale commission of 1.0% on $48.15 million for the novation of Hull No. 835 and the sale of Hull No. 1551 payable to our Managers pursuant to the Management Agreements was waived in our favor.

The sale of Hull No. 1551 was consummated in January 2017, immediately upon delivery of the newbuild vessel from the shipyard.

The sales fees, as well as the acquisition fee related to Hull No. 1551, due to the Managers pursuant to the Management Agreements arising from all of the above transactions, have been waived.

No related party transactions in relation to the sale of vessels or the novation of newbuild contracts occurred during 2018.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below for more information.

Legal Proceedings

We are not involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any other proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.

The nature of our business exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share of Common Stock in August 2008 and subsequent dividends of $0.475 per share of Common Stock in November 2008, $0.15 per share in February 2009, May 2009, August 2009, November 2009, February 2010, May 2010, August 2010, November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012 and August 2012, and $0.05 per share of Common Stock in November 2012, March 2013, June 2013, September 2013 and $0.06 per share of Common Stock in December 2013. During 2014, we paid an aggregate

SAFEBULKERS	68 - 69

amount of $18.4 million over three consecutive quarterly dividends, each in the amount of $0.06 per share of Common Stock, followed by one consecutive quarterly dividend in the amount of $0.04 per share of Common Stock. During 2015, the Company declared and paid one quarterly dividend of $0.02 per share of Common Stock followed by two quarterly dividends of $0.01 per share of Common Stock, totaling $3.3 million. The Company did not declare dividends on its Common Stock during 2016, 2017 or 2018.

We paid our first dividend of $0.26111 per share of Series B Preferred Shares in July 2013, and a subsequent dividend of $0.5111 per share of Series B Preferred Shares in October 2013. During 2014, we paid an aggregate amount of $3.2 million over four consecutive quarterly dividends, each in the amount of $0.50 per share of Series B Preferred Shares. During 2014, we paid an aggregate amount of $2.2 million over two consecutive quarterly dividends of $0.46667 and $0.50 per share of Series C Preferred Shares. During 2014, we paid an aggregate amount of $2.1 million over one quarterly dividend of $0.66667 per share of Series D Preferred Shares. During 2015, the Company declared and paid four quarterly consecutive dividends of $0.50 per share, of Series B Preferred Shares, totaling $3.2 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2016, the Company declared and paid four quarterly consecutive dividends of $0.50 per share, of Series B Preferred Shares, totaling $3.1 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2017, the Company declared and paid four quarterly consecutive dividends of $0.50 per share, of Series B Preferred Shares, totaling $1.3 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2018, we declared and paid one quarterly dividend of $0.50 per share of Series B Preferred Shares, totaling $0.2 million, and four quarterly consecutive dividends of $0.50 per share, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. In January 2019, we declared and paid a quarterly dividend of $0.50 per share, of Series C Preferred Shares, totaling $1.1 million, and of Series D Preferred Shares, totaling $1.6 million.

On February 20, 2018, we completed the redemption of the outstanding 379,514 Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date. From and after the Redemption Date, all distributions on the Series B Preferred Shares ceased to accumulate, such Series B Preferred Shares are no longer outstanding, and all rights of the holders of such shares terminated, except for the right to receive the redemption amount.

We currently do not intend to pay dividends on shares of our Common Stock. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and available sources of liquidity, (b) decisions in relation to our growth and leverage strategies, (c) provisions of Marshall Islands and Liberian law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. We may continue not to pay dividends in the future. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability.

In addition, cash dividends on our Common Stock are subject to the priority of dividends on our Preferred Shares. We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Stock and Preferred Shares” for a discussion of the risks related to our ability to pay dividends.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9. The offer and listing

Trading on the NYSE

Since our initial public offering in the U.S. on May 29, 2008, our Common Stock has been listed on the NYSE under the symbol “SB.” Since June 18, 2013 our Series B Preferred Shares have been listed on the NYSE under the symbol “SB PR B.” As a result of the redemption of all of our remaining outstanding Series B Shares on the Redemption Date, a Form 25 was filed by the NYSE with the SEC on February 21, 2018, and, accordingly, our Series B Preferred Shares were delisted from the NYSE on March 5, 2018. Since May 7, 2014, our Series C Preferred Shares have been listed on the NYSE under the symbol “SB PR C.” Since June 30, 2014, our Series D Preferred Shares have been listed on the NYSE under the symbol “SB PR D.”

ITEM 10. Additional information

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share, of which, as of December 31, 2018 and March 8, 2019, 103,005,748 and 101,232,719 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2018 and March 8, 2019, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Following the redemption of all outstanding Series B Preferred Shares on the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

Please see Note 7 of the consolidated financial statements included elsewhere in this annual report for a discussion of the history of our share capital.

ANNUAL REPORT 2018

B. Articles of Incorporation and Bylaws

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

The rights of our stockholders are set forth in our articles of incorporation and bylaws, as well as the BCA. Amendments to our articles of incorporation require the affirmative vote of the holders of a majority of all outstanding shares entitled to vote, except that amendments to certain provisions of our articles of incorporation dealing with the rights of stockholders, the board of directors, our bylaws and amendments to the articles of incorporation require the affirmative vote of at least 75.0% of all outstanding shares entitled to vote. Amendments to our bylaws require the affirmative vote of at least 75.0% of all outstanding shares entitled to vote.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Republic of the Marshall Islands. Special meetings may be called by the chairman of the board of directors, the chief executive officer or by the chief executive officer or secretary at the request of a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting. Our bylaws permit stockholder action by unanimous written consent.

We are registered with the Registrar of Corporations of the Marshall Islands under registration number 27394.

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. Our articles of incorporation and bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class I, Class II and Class III. The term of our Class I directors expires in 2021, the term of our Class II directors expires in 2019 and the term of our Class III directors expires in 2020. At each annual meeting, individuals elected as directors are elected to hold office until the third succeeding annual meeting.

Pursuant to the provisions of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.

Common Stock

Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of Common Stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Common Stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of Common Stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our Common Stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our Common Stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our Common Stock, imposed by foreign law or by our articles of incorporation or bylaws.

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and as of March 8, 2019, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

~	the designation of the series;
~	the number of shares of the series;
~	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
~	the voting rights, if any, of the holders of the series.

SAFEBULKERS	70 - 71

Stockholder Rights Plan

Each share of our Common Stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and American Stock Transfer & Trust Company, LLC as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholder prior to our initial public offering in May 2008.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the stockholder rights agreement, which we have filed as an exhibit to this annual report.

Detachment of rights

The rights are attached to all certificates representing our outstanding Common Stock and will attach to all Common Stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the Common Stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

(i)	10 days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15.0% or more of our outstanding Common Stock; or
(ii)	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”

One of our principal stockholders, Vorini Holdings Inc., and its affiliates are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of Common Stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of Common Stock.

Until the rights distribution date:

~	our Common Stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and
~	any new shares of Common Stock will be issued with rights, and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of Common Stock at the close of business on that date. As of the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of Common Stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-in event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of Common Stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances which the rights agreement specifies.

Flip-over event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

~	we are acquired in a merger or other business combination transaction; or
~	50.0% or more of our assets, cash flows or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-in event” above, will have the right to receive the number of shares of Common Stock of the acquiring company having a current market price equal to two times the exercise price of such right.

ANNUAL REPORT 2018

Antidilution

The number of outstanding rights associated with our Common Stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our Common Stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1.0% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead, we may make a cash adjustment based on the market price of the Common Stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event, that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of rights

At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of Common Stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of Common Stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

~	any person other than our existing stockholder becoming the beneficial owner of Common Stock with voting power equal to 50.0% or more of the total voting power of all shares of Common Stock entitled to vote in the election of directors; or
~	the occurrence of a flip-over event.

Amendment of terms of rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

~	to cure any ambiguity, omission, defect or inconsistency;
~	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or
~	to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

Dissenters’ rights of appraisal and payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Common Stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. The action must set forth with particularity the stockholder’s efforts to have the Board initiate such action or the reason for not making any such effort.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and

SAFEBULKERS	72 - 73

officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, stockholders’ investments may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the stockholders, and (b) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan” and as of March 8, 2019, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares. As of the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation and bylaws also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of Special Meeting of Stockholders

Our articles of incorporation and bylaws provide that special meetings of our stockholders may only be called by our Chairman of the board of directors, chief executive officer or by either, at the request of a majority of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

C. Material Contracts

Not applicable.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident and non-Marshall Islands citizen holders of our Common Stock.

E. Tax Considerations

Marshall Islands Tax Considerations

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct busi-

ANNUAL REPORT 2018

ness or operations in the Republic of the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our stockholders (so long as they are not citizens or residents of the Republic of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our stockholders. In addition, so long as our stockholders are not citizens or residents of the Republic of the Marshall Islands, our stockholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our Common Stock, and our stockholders will not be required by the Republic of the Marshall Islands to file a tax return relating to our Common Stock or Preferred Shares.

Each stockholder is urged to consult its tax counselor or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Republic of the Marshall Islands, of its investment in us.

Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Liberian Tax Considerations

Some of our vessel-owning subsidiaries are incorporated under the laws of the Republic of Liberia. The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”) which did not distinguish between the taxation of “non-resident” Liberian corporations, such as our subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and “resident” Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation. The New Act was amended by the Consolidated Tax Amendments Act of 2011 which was published and became effective on November 1, 2011 (the “Amended Act”). The Amended Act specifically exempts from taxation non-resident Liberian corporations such as our Liberian subsidiaries that engage in international shipping (and not exclusively in Liberia) and that do not engage in other business or activities in Liberia other than as specifically enumerated in the Amended Act. In addition, the Amended Act made such exemption from taxation retroactive to the effective date of the New Act.

United States Federal Income Tax Considerations

The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion does not address any United States state or local taxes, any United States federal tax other than federal income tax or the tax on net investment income imposed by Section 1411 of the Code. This discussion does not purport to address the tax consequences of owning our stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, United States expatriates, persons holding our stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass-through entities and investors therein, persons who own, actually or under applicable constructive ownership rules, 10% or more of the vote or value of our stock, traders or dealers in securities or currencies and United States holders whose functional currency is not the United States dollar) may be subject to special rules. This discussion only addresses holders that hold the stock as a capital asset. This discussion is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our stock and the trading and quotation of our stock. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. You are encouraged to consult your own tax advisors concerning the overall tax consequences of the ownership of our stock arising in your own particular situation under United States federal, state, local or foreign law.

If a partnership holds our stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in a partnership holding our stock are encouraged to consult their tax advisors.

Taxation of Our Shipping Income

For purposes of the following discussion, “shipping income” means income that is derived by a non-United States corporation from:

(a)	the use of vessels;
(b)	the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;
(c)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or
(d)	the performance of services directly related to those uses.

Shipping income attributable to transportation exclusively between non-United States ports is generally not subject to United States income tax. However, unless exempt from United States income tax under the rules contained in Section 883 of the Code, a non-United States corporation is, under the rules of Section 887 of the Code, subject to a 4% United States income tax in respect of its “United States source gross transportation income” (without the allowance for deductions). United States source gross transportation income includes 50% of shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Under Section 883 of the Code, a non-United States corporation will be exempt from United States income tax on its United States source gross transportation income if:

(a)	it is organized in a foreign country (its “country of organization”) that grants an “equivalent exemption” to United States corporations; and

SAFEBULKERS	74 - 75

(b)	either (i) more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of its country of organization or of another foreign country that grants an “equivalent exemption” to United States corporations or (ii) its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States.

We believe that we will not satisfy the requirements of Section 883 of the Code. As a result, we will be subject to the 4% United States income tax on United States source gross transportation income. Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as United States source gross transportation income, we expect that the effective rate of United States income tax on our gross shipping income for such transportation would equal 2%. Many of our charters contain a provision that obligates the charterer to reimburse us for the 4% United States income tax that we are required to pay in respect of the vessel subject to the relevant charter.

In lieu of the foregoing rules, since the exemption of Section 883 of the Code will not apply to us, our United States source gross transportation income that is considered to be “effectively connected” with the conduct of a United States trade or business would be subject to the United States corporate income tax currently imposed at rates of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% United States “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business by us or our subsidiaries.

We expect that none of our United States source gross transportation income will be “effectively connected” with the conduct of a United States trade or business. Such income would be considered “effectively connected” only if:

(a)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of our United States source gross transportation income; and
(b)	substantially all of our United States source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in our having, any vessel sailing to or from the United States on a regularly scheduled basis. In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to United States corporate income tax on net income at rates of up to 21% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

Taxation of Gain on Sale of Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to United States income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under United States tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel (and risk of loss with respect to the vessel) passes to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

United States Federal Income Taxation of United States Holders

You are a “United States holder” if you are a beneficial owner of our stock and you are a United States citizen or resident, a United States corporation (or other United States entity taxable as a corporation), an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of that trust.

Distributions on Our Stock

Subject to the discussion of PFICs (as defined below), any distributions with respect to our stock that you receive from us, other than distributions in liquidation and distributions in redemption of our stock that are treated as exchanges, will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under United States tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our stock (on a dollar-for-dollar basis) and thereafter as capital gain. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes.

Because we are not a United States corporation, if you are a United States corporation (or a United States entity taxable as a corporation), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at preferential rates, provided that:

(a)	the Common Stock or Preferred Shares on which the dividends are paid are readily tradable on an established securities market in the United States (such as the NYSE);
(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Status”);

ANNUAL REPORT
2018

(c)	you own our stock for more than (x) in the cases where the dividends on the Preferred Shares are attributable to a period or periods aggregating in excess of 366 days, 90 days in the 181-day period beginning 90 days before the date on which the Preferred Shares become ex-dividend or (y) in all other cases, 60 days in the 121-day period beginning 60 days before the date on which the stock becomes ex-dividend;
(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and
(e)	certain other conditions are met.

Special rules may apply to any “extraordinary dividend.” Generally, an extraordinary dividend is: (i) a dividend in an amount that is equal to (or in excess of) (x) 10%, in the case of Common Stock, or (y) 5%, in the case of the Preferred Shares, of your adjusted tax basis in (or the fair market value of, in certain circumstances) a share of our stock or (ii) dividends received within a one-year period that, in the aggregate, equal or exceed 20% of your adjusted tax basis in (or fair market value of in certain circumstances) a share of our stock. If we pay an “extraordinary dividend” on our stock that is treated as “qualified dividend income” and if you are an individual, estate or trust, then any loss you derive from a subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for preferential rates. Dividends you receive from us that are not eligible for any preferential rate will be taxed at the ordinary income rates.

Sale, Exchange or Other Disposition of Stock

Provided that we are not a PFIC for any taxable year and except as provided in the discussion under “Redemption of Stock,” you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our stock, in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

Redemption of Stock

In the case of a redemption of stock (including a disposition of stock to us or persons related to us), unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code for treating the redemption as a sale or exchange, the redemption will be treated under Section 302 of the Code as a distribution. If the redemption is treated as a sale or exchange of the United States holder’s stock, the United States holder’s treatment will be as discussed above in “—Sale, Exchange or Other Disposition of Stock.” The redemption will be treated as a sale or exchange only if it (i) is “substantially disproportionate,” (ii) constitutes a “complete termination of the holder’s stock interest” in us or (iii) is not “essentially equivalent to a dividend,” each within the meaning of Section 302(b) of the Code. In determining whether any of the alternative tests of Section 302(b) of the Code is met, shares of our capital stock actually owned, as well as shares considered to be owned by the United States holder by reason of certain constructive ownership rules, must be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to a particular holder of the stock will depend on that holder’s particular facts and circumstances as of the time the determination is made, United States holders should consult their own tax advisors to determine their tax treatment of a redemption of stock in light of their own particular investment circumstances.

PFIC Status

Special United States income tax rules apply to you if you hold stock in a non-United States corporation that is classified as a “passive foreign investment company” (or “PFIC”) for United States income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

(a)	at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
(b)	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income we earn, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

Because we have chartered all of our vessels to unrelated charterers on the basis of period time and spot time charter contracts (and not on the basis of bareboat charters) and because we expect to continue to do so, we believe that currently we should not be treated as being and should not become a PFIC. We believe it is more likely than not that our gross income derived from our time charter activities constitutes active service income (as opposed to passive rental income) and, as a result, our vessels constitute active assets (as opposed to passive assets) for purposes of determining whether we are a PFIC. We believe there is legal authority supporting this position, consisting of case law and United States Internal Revenue Service (“IRS”) pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes. However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours. Moreover, in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit held that,

SAFEBULKERS	76 - 77

contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of the Fifth Circuit case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC. The IRS has stated that it disagrees with the holding in Tidewater and has specified that income from period time charters should be treated as services income. However, the IRS’ statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

We have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position that we are not currently a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different United States income tax regimes, depending on whether or not you make certain elections. Additionally, you would be required to file annual information returns with the IRS.

Taxation of United States Holders That Make a Timely QEF Election

If we were treated as a PFIC, and if you make a timely election to treat us as a “Qualified Electing Fund” for United States tax purposes (a “QEF Election”), you would be required to report each year your allocable share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” Your adjusted tax basis in our stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “—Taxation of United States Holders That Make No Election.”

You would make a QEF Election with respect to any year that our company is treated as a PFIC by completing and filing IRS Form 8621 with your United States income tax return in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all United States holders of such treatment and would provide all necessary information to any United States holder who requests such information in order to make the QEF election described above.

Taxation of United States Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we expect, our stock is treated as “marketable stock,” you would be allowed to make a “mark-to-market” election with respect to our stock, provided that you complete and file IRS Form 8621 in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our stock at the end of the taxable year over your adjusted tax basis in our stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you.

Taxation of United States Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our stock) and (b) any gain realized on the sale, exchange or other disposition of our stock. Under these special rules:

(1)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our Common Stock;
(2)	the amount allocated to the current taxable year would be taxed as ordinary income; and
(3)	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If an individual dies while owning our stock, the individual’s successor generally would not receive a step-up in tax basis with respect to such stock for United States tax purposes.

United States Federal Income Taxation of Non-United States Holders

You are a “non-United States holder” if you are a beneficial owner of our stock (other than a partnership for United States tax purposes) and you are not a United States holder.

Distributions on Our Stock

You generally will not be subject to United States income or withholding taxes on dividends you receive from us with respect to our

ANNUAL REPORT
2018

stock, unless that income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to those dividends, that income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Stock

You generally will not be subject to United States income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our stock, unless:

(a)	the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States; or
(b)	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

If you are engaged in a United States trade or business for United States tax purposes, you will be subject to United States tax with respect to your income from our stock (including dividends and the gain from the sale, exchange or other disposition of the stock) that is effectively connected with the conduct of that trade or business in the same manner as if you were a United States holder. In addition, if you are a corporate non-United States holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional United States branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

United States Backup Withholding and Information Reporting

In general, if you are a non-corporate United States holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(1)	fail to provide us with an accurate taxpayer identification number;
(2)	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or
(3)	in certain circumstances, fail to comply with applicable certification requirements.

United States holders who are individuals generally will be required to report certain information with respect to an interest in our stock by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our stock. These requirements are subject to exceptions, including an exception for shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) held by the United States holder (and, as applicable, by his or her spouse) does not exceed a specified minimum amount.

If you are a non-United States holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable. If you sell our stock to or through a United States office or broker, the payment of the sales proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell our stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our stock through a non-United States office of a broker that is a United States person or has certain other connections with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS. You should consult your own tax advisor regarding the application of the backup withholding and information reporting rules.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

SAFEBULKERS	78 - 79

ITEM 11. Quantitative and qualitative disclosures about market risk

A. Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments.

We did not have any interest rate swap agreements outstanding as of December 31, 2018, although as of December 31, 2017 we had five interest rate swap agreements. From time to time we may enter into interest rate swap agreements in order to manage future interest costs and the risk associated with changing interest rates. Under our interest rate swap transactions that expired during 2018, the bank effected quarterly floating-rate payments to us for the relevant amount based on the three-month U.S. dollar LIBOR and we made quarterly payments to the bank on the relevant amount at the respective fixed rates. Refer to the table in Note 12 of the consolidated financial statements included elsewhere in this annual report which summarizes the interest rate swaps in place as of December 31, 2018 and December 31, 2017.

The following table sets forth the sensitivity of our existing loans as of December 31, 2018 as to a 100 basis point increase in LIBOR during the next five years, and reflects the additional interest expense.

Year	Amount
2019	$ 4.9 million
2020	4.8 million
2021	4.2 million
2022	3.4 million
2023	2.6 million

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2018 we incurred approximately 28.0% of our vessel operating expenses in currencies other than the U.S. dollar and approximately 66.0% of our management fee to our Managers in currencies other than the U.S. dollar. As of December 31, 2018, approximately 44.4% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10.0% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2018, would have increased our vessel operating expenses by approximately $1.8 million, our management fee to our Managers by approximately $1.1 million and the fair value of our outstanding accounts payable by approximately $0.3 million.

As of December 31, 2018, the majority of our outstanding contractual obligations to our Managers as well as all our outstanding commitments for vessel upgrades and improvements related to Scrubbers and BWTS investments were denominated in Euros, equivalent to $44.4 million and $26.7 million, respectively. A hypothetical 10% immediate adverse move in the Euro exchange rate from the rate in effect as of December 31, 2018, would have increased our outstanding contractual obligations to our Managers by approximately $4.4 million and our outstanding commitments for vessel upgrades and improvements related to Scrubbers and BWTS investments by approximately $2.7 million. While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place, although we may enter into foreign exchange forward agreements in the future in relation to the remaining expenditures denominated in Euros.

There have been no material quantitative changes in market risk exposures between 2018 and 2017.

ITEM 12. Description of securities other than equity securities
Not applicable.

PART II

ITEM 13. Defaults, dividend arrearages and delinquencies
None.

ITEM 14. Material modifications to the rights of security holders and use of proceeds

a. Material Modifications to the Rights of Security Holders

We adopted a stockholder rights plan on May 13, 2008 that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of Common Stock if any third party seeks to acquire control of a substantial block of our Common Stock. See “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Stockholder Rights Plan” included in this annual report for a description of the stockholder rights plan.

ANNUAL REPORT
2018

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2018. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2018.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of our internal control over financial reporting as of December 31, 2018, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

Management concluded that, as of December 31, 2018, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2018 which is reproduced in its entirety in Item 15(c) below.

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Safe Bulkers, Inc.

Majuro, Republic of the Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and its subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated March 20, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be indepen-

SAFEBULKERS	80 - 81

dent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 20, 2019

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. Audit committee financial expert

Our Audit Committee consists of three independent directors, Ole Wikborg, Christos Megalou and Frank Sica, who is the chairman of the committee. Our board of directors has determined that Frank Sica, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management,” qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC.

ITEM 16B. Code of ethics

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., e-mail: directors@safebulkers.com, telephone: +30 2111 888 400, +357 25 887 200. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2018.

ITEM 16C. Principal accountant fees and services

Aggregate fees billed to the Company for the fiscal years ended December 31, 2018 and 2017 by the Company’s principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2017	2018
	(in thousands)
Audit fees	$306	$330
Total fees	$306	$330

ANNUAL REPORT
2018

Audit fees represent compensation for professional services rendered for the integrated audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings.

Pre-approval Policies and Procedures

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors. The audit committee charter provides that the committee is responsible for reviewing and approving in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The chairman of the audit committee or in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.

ITEM 16D. Exemptions from the listing standards for audit committees
Not Applicable.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

On November 24, 2015, the Company announced a share repurchase program in the aggregate of up to $20.0 million under which it may from time to time purchase Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares on the open market. No shares were purchased under the program in 2018. The Company’s share repurchase program does not obligate it to purchase any of its Preferred Shares, and the share repurchase program may be modified or terminated at any time without prior notice. Any such purchases will be made in the open market in compliance with applicable laws and regulations.

On June 22, 2016, the Company announced a share repurchase program under which it may from time to time in the future purchase up to 2,000,000 shares of the Company’s Common Stock. The Company did not make any purchases of its Common Stock under the program in 2018.

On February 20, 2018, the Company completed the redemption of all remaining outstanding 379,514 Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date. From and after the Redemption Date, all distributions on the Series B Preferred Shares ceased to accumulate, such Series B Preferred Shares are no longer outstanding, and all rights of the holders of such shares terminated.

On December 19, 2018, the Company announced a share repurchase program under which it may from time to time in the future purchase up to 3,000,000 shares of the Company’s Common Stock. Details on the shares purchased under the program are set forth in the table below:

Period	Total Number of Common Shares Purchased(a)	Average Price Paid per Common Share	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs
December 2018	345,012	1.76	345,012
January 2019	921,957	1.87	921,957
February 2019	410,225	1.60	410,225
Total	1,677,194	1.78	1,677,194

(a) All purchases were made on the open market in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act.

ITEM 16F. Change in registrant’s certifying accountant
Not Applicable.

ITEM 16G. Corporate governance

Statement of Significant Differences Between our Corporate Governance Practices and the NYSE Corporate Governance Standards for U.S. Non-Controlled Issuers

SAFEBULKERS	82 - 83

Overview

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. For example, our audit committee consists solely of independent directors. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Independent Directors

The NYSE requires that listed companies have a majority of independent directors. As permitted under Marshall Islands law and our bylaws, our board of directors consists of a majority of non-independent directors.

Executive Sessions

The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our bylaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so.

Corporate Governance, Nominating and Compensation Committee

The NYSE requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed of independent directors. As permitted under Marshall Islands law and our bylaws, we have a combined corporate governance, nominating and compensation committee, which at present is comprised solely of independent directors.

Shareholder Approval Requirements

The NYSE requires that a listed U.S. company obtain prior shareholder approval for certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. However, as permitted under Marshall Islands law, we do not need to obtain prior shareholder approval in connection with such issuances or equity compensation plans.

ITEM 16H. Mine safety disclosure
Not Applicable.

ITEM 17. Financial statements
Not Applicable.

ITEM 18. Financial statements

Reference is made to pages F-1 through F-27 incorporated herein by reference.

ITEM 19. Exhibits

Exhibit	Description
1.1	First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
1.2	Articles of Amendment of First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 99.1 on the Company’s Form 6-K, filed on October 8, 2009)
1.3	First Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc. (Incorporated by reference to Exhibit 4.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.2	Stockholder Rights Agreement (Incorporated by reference to Exhibit 10.5 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))

ANNUAL REPORT
2018

Exhibit	Description
2.3	Specimen Share Certificate (Incorporated by reference to Exhibit 4.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.4	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on May 7, 2014)
2.5	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on June 30, 2014)
4.1	Management Agreement, dated May 29, 2018, between Safety Management Overseas S.A. and Safe Bulkers, Inc.
4.2	Management Agreement, dated May 29, 2018, between Safe Bulkers Management Limited and Safe Bulkers, Inc.
4.3	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc. (Incorporated by reference to Exhibit 4.3 on the Company’s Form 20-F, filed on March 2, 2018)
4.4	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, between Safe Bulkers, Inc. and Polys Hajioannou (Incorporated by reference to Exhibit 4.4 on the Company’s Form 20-F, filed on March 2, 2018)
4.5	Amended and Restated Loan Agreement, dated October 3, 2018, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
8.1	List of Subsidiaries
12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2017 and 2018; (ii) Consolidated Statements of Operations for the years ended December 31, 2016, 2017 and 2018; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2016, 2017 and 2018; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018; and (v) Notes to Consolidated Financial Statements

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 20, 2019

By: /s/ KONSTANTINOS ADAMOPOULOS

Name: Konstantinos Adamopoulos

Title: Chief Financial Officer and Director

SAFEBULKERS	84 - 85

THIS PAGE INTENTIONALLY LEFT BLANK

ANNUAL REPORT
2018

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND 2018	F3

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018	F4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018	F5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018	F6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F7

SAFEBULKERS	86 - F1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2019 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece
March 20, 2019

We have served as the Company’s auditor since 2007.

ANNUAL REPORT 2018

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2017 AND 2018
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2017	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$46,199	$51,879
Time deposits		12,157	29,895
Accounts receivable		10,608	11,142
Due from Manager	3	418	599
Inventories		4,227	4,139
Derivative assets	12	62	—
Accrued revenue	16	2,029	475
Restricted cash		1,660	310
Prepaid expenses and other current assets		1,726	2,823
Total current assets		79,086	101,262
FIXED ASSETS:
Vessels, net	4	942,876	955,291
Advances for vessels	5	3,653	8,596
Total fixed assets		946,529	963,887
OTHER NON CURRENT ASSETS:
Deferred financing costs		—	35
Restricted cash		8,651	10,401
Accrued revenue	16	831	614
Total assets		1,035,097	1,076,199
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	25,588	36,185
Unearned revenue	16	3,540	5,409
Trade accounts payable		4,137	6,106
Accrued liabilities	13	3,666	6,883
Derivative liabilities	12	2	—
Due to Manager		—	23
Total current liabilities		36,933	54,606
Long-term debt, net	6	541,816	538,508
Unearned revenue - Long-term	16	—	253
Total liabilities		578,749	593,367
COMMITMENTS AND CONTINGENCIES	9
MEZZANINE EQUITY
Redeemable non-controlling interest	8	—	16,998
SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 200,000,000 authorized, 101,526,708 and 103,005,748 issued and outstanding at December 31, 2017 and 2018, respectively	7	102	103
Preferred stock, $0.01 par value; 20,000,000 authorized, 379,514 and 0 Series B Preferred Shares, 2,300,000 and 2,300,000 Series C Preferred Shares, 3,200,000 and 3,200,000 Series D Preferred Shares, issued and outstanding at December 31, 2017 and 2018, respectively	7	59	55
Treasury stock, $0.001 par value; 113,076 and 458,088 Common Stock shares repurchased at December 31, 2017 and December 31, 2018, respectively	7	(120)	(737)
Additional paid in capital		361,202	355,134
Retained earnings		95,105	111,279
Total shareholders’ equity		456,348	465,834
Total liabilities, mezzanine equity and shareholders’ equity		$1,035,097	$1,076,199

The accompanying notes are an integral part of these consolidated statements.

SAFEBULKERS	F2 - F3

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. Dollars, except for share and per share data)

	Years Ended December 31,
	Notes	2016	2017	2018
REVENUES:
Revenues	10	$113,959	$154,040	$201,548
Commissions		(4,187)	(6,008)	(8,357)
Net revenues		109,772	148,032	193,191
EXPENSES:
Voyage expenses		(7,679)	(3,932)	(6,378)
Vessel operating expenses	11	(49,519)	(52,794)	(63,512)
Depreciation	4	(49,485)	(51,424)	(48,067)
General and administrative expenses
- Management fee to related parties	3,15	(11,611)	(13,511)	(16,536)
- Company administration expenses	15	(3,770)	(2,607)	(2,706)
Early redelivery cost, net		—	(1,263)	(105)
Other operating income/(expense)		794	(390)	—
Loss on sale of assets	17	(2,750)	(120)	—
Impairment loss	4,12	(17,163)	(91,293)	—
Operating (loss)/income		(31,411)	(69,302)	55,887
OTHER (EXPENSE)/INCOME:
Interest expense	6	(19,576)	(23,224)	(25,713)
Other finance (cost)/income		(1,735)	7,651	(973)
Interest income		515	799	929
(Loss)/gain on derivatives	12	(620)	72	18
Foreign currency (loss)/gain		(76)	1,782	(670)
Amortization and write-off of deferred finance charges		(3,063)	(2,457)	(1,794)
Net (loss)/income		(55,966)	(84,679)	27,684
Less preferred dividend		14,025	12,316	11,384
Less preferred deemed dividend		—	2,146	—
Net (loss)/income available to common shareholders		$(69,991)	$(99,141)	$16,300
(Loss)/earnings per share in U.S. Dollars, basic and diluted	19	$(0.83)	$(0.98)	$0.16
Weighted average number of shares, basic and diluted		84,526 ,411	100,932,876	101,604,339

The accompanying notes are an integral part of these consolidated statements.

ANNUAL REPORT 2018

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. Dollars)

	Common Stock	Treasury Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2016	$83	$—	$71	$369,731	$264,261	$634,146
Net loss	—	—	—	—	(55,966)	(55,966)
Issuance of common stock	16	—	—	16,099	—	16,115
Repurchase of common stock	—	(120)	—	—	—	(120)
Repurchase and cancellation of preferred stock	—	—	(1)	(1,709)	—	(1,710)
Share based compensation	—	—	—	120	—	120
Preferred share dividends declared	—	—	—	—	(14,049)	(14,049)
Balance as of December 31, 2016	$99	$(120)	$70	$384,241	$194,246	$578,536
Net loss	—	—	—	—	(84,679)	(84,679)
Repurchase and cancellation of preferred stock	—	—	—	(114)	—	(114)
Tender offer-redemption of preferred stock	3	—	(11)	(23,045)	(2,146)	(25,199)
Share based compensation	—	—	—	120	—	120
Preferred share dividends declared	—	—	—	—	(12,316)	(12,316)
Balance as of December 31, 2017	$102	$(120)	$59	$361,202	$95,105	$456,348
Net income	—	—	—	—	27,684	27,684
Issuance of common stock	1	—	—	3,296	—	3,297
Repurchase of common stock	—	(617)	—	—	—	(617)
Repurchase and cancellation of preferred stock	—	—	(4)	(9,484)	—	(9,488)
Share based compensation	—	—	—	120	—	120
Preferred share dividends declared	—	—	—	—	(11,510)	(11,510)
Balance as of December 31, 2018	$103	$(737)	$55	$355,134	$111,279	$465,834

The accompanying notes are an integral part of these consolidated statements.

SAFEBULKERS	F4 - F5

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(In thousands of U.S. Dollars)

		December 31,
	2016	2017	2018
Cash Flows from Operating Activities:
Net (loss)/income	(55,966)	(84,679)	27,684
Adjustments to reconcile (net loss)/income to net cash provided by operating activities:
Depreciation	49,485	51,424	48,067
Loss on sale of assets	2,750	120	—
Impairment loss	17,163	91,293	—
Gain on debt extinguishment	—	(8,189)	—
Other non-cash items	—	373	—
Amortization and write-off of deferred finance charges	3,063	2,457	1,794
Unrealized (gain)/loss on derivatives	(411)	(146)	60
Unrealized foreign exchange (gain)/loss	—	(244)	119
Share based compensation	120	120	120
Change in:
Accounts receivable	(1,695)	(2,373)	(534)
Due from Manager	345	25	(23)
Inventories	238	947	88
Accrued revenue	(90)	(1,765)	1,771
Prepaid expenses and other current assets	(340)	293	(1,097)
Due to Manager	—	—	23
Trade accounts payable	(1,679)	(486)	2,630
Accrued liabilities	411	(569)	2,625
Unearned revenue	84	1,500	2,122
Net Cash Provided by Operating Activities	13,478	50,101	85,449
Cash Flows from Investing Activities:
Vessel advances	(58,373)	(59,943)	(45,932)
Proceeds from sale of assets	29,000	20,510	—
Increase in bank time deposits	(51,452)	(37,635)	(60,795)
Maturity of bank time deposits	40,952	37,478	43,057
Net Cash Used in Investing Activities	(39,873)	(39,590)	(63,670)
Cash Flows from Financing Activities:
Proceeds from long-term debt	64,500	115,260	187,513
Principal payments of long-term debt	(148,529)	(122,805)	(179,725)
Dividends paid	(14,049)	(12,316)	(11,387)
Payment of deferred financing costs	(100)	(1,868)	(1,873)
Proceeds on issuance of common stock	16,494	—	—
Payment of common stock offering expenses	(361)	(18)	(3)
Repurchase of common stock	(120)	—	(617)
Repurchase of preferred stock	(1,710)	(114)	(9,488)
Tender offer-redemption of preferred stock	—	(24,890)	—
Payment of tender offer expenses	—	(309)	—
Net Cash Used in Financing Activities	(83,875)	(47,060)	(15,580)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(110,270)	(36,549)	6,199
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	244	(119)
Cash, cash equivalents and restricted cash at beginning of year	203,085	92,815	56,510
Cash, cash equivalents and restricted cash at end of year	92,815	56,510	62,590
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	19,829	22,682	23,849
Non Cash Investing and Financing Activities:
Unpaid financing fees	18	85	540
Part payment of vessel advances through issuance of common stock and preferred stock requirements	—	—	20,175
Unpaid dividend on preferred stock	—	—	123
Unpaid capital expenditure	3,500	210	1,028
Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	81,618	46,199	51,879
Restricted cash – Current assets	1,195	1,660	310
Restricted cash – Non-current assets	10,002	8,651	10,401
Cash, cash equivalents and restricted cash shown in the statement of cash flows	92,815	56,510	62,590

The accompanying notes are an integral part of these consolidated statements.

ANNUAL REPORT 2018

SAFE BULKERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information

Safe Bulkers, Inc. (“Safe Bulkers”) was formed on December 11, 2007, under the laws of the Republic of the Marshall Islands. Safe Bulkers’ common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.”

Polys Hajioannou and his family, by virtue of shares owned indirectly through various private entities are the controlling shareholders of Safe Bulkers and as a result control the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

Since Safe Bulkers’ initial public offering, Safe Bulkers has successfully completed five additional public common stock offerings and three preferred stock offerings.

As of December 31, 2018, Safe Bulkers held 48 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 41 drybulk vessels and were scheduled to acquire one additional newbuild vessel (the “Newbuild”).

Safe Bulkers and its Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company.”

The Company’s principal business is the ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”) and Safe Bulkers Management Limited, a company incorporated under the laws of the Republic of Cyprus (“Safe Bulkers Management,” and, together with Safety Management, the “Managers,” and either of them “the Manager”), related parties both controlled by Polys Hajioannou, provide technical, commercial and administrative management services to the Company.

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, and of its Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)	Paraskevi	Panamax	January 2003
Marindou Shipping Corporation (“Marindou”)(1)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)	Koulitsa	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”)(1)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Inc. (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation (“Gloversix”)(2)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012
Youngone Shipping Inc. (“Youngone”)(2)	Pedhoulas Cherry	Kamsarmax	July 2015
Youngtwo Shipping Inc. (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017
Pinewood Shipping Corporation (“Pinewood”)(2)(7)	Pedhoulas Cedrus	Kamsarmax	June 2018

SAFEBULKERS	F6 - F7

Subsidiary	Vessel Name	Type	Built
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	Troodos Air	Post-Panamax	March 2016
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Shikokuennia Shipping Corporation (“Shikokuennia”)(2)(6)	Mount Troodos	Capesize	November 2009
Monagrouli Shipping Corporation (“Monagrouli”)(2)(9)	TBN - S 1772	Post-Panamax	February 2020
Gloverthree Shipping Corporation (“Gloverthree”)(2)(3)	—	—	—
Staloudi Shipping Corporation (“Staloudi”)(1)(4)	—	—	—
Gloverseven Shipping Corporation (“Gloverseven”)(2)(5)	—	—	—
Kyotofriendo One Shipping Inc. (“Kyotofriendo One”)(2)(8)	—	—	—
Kyotofriendo Two Shipping Inc. (“Kyotofriendo Two”)(2)(7)	—	—	—
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—

(1)	Incorporated under the laws of the Republic of Liberia.
(2)	Incorporated under the laws of the Republic of the Marshall Islands.
(3)	Gloverthree owned the Panamax class vessel Kypros Unity which was sold in March 2016. Refer to Notes 3 and 17.
(4)	Staloudi owned the post-Panamax class vessel Stalo which was sold in March 2016. Refer to Notes 3 and 17.
(5)	Gloverseven had contracted to acquire the Panamax class newbuild vessel with Hull No. 835. The contract was novated in October 2016. Refer to Note 3.
(6)	Shikokuennia had contracted to acquire the post-Panamax class newbuild vessel with Hull No. 1718. The contract was novated in February 2016. Refer to Note 3. Shikokuennia subsequently acquired the secondhand Capesize class vessel Mount Troodos in August 2018.
(7)	On July 29, 2016, the Shipsales Contract relating to Hull No. 1552, initially contracted by Kyotofriendo Two, was novated to Pinewood. Under an agreement with an unaffiliated third party, upon delivery of the vessel, named Pedhoulas Cedrus, to Pinewood in June 2018, 100 shares of Series A Preferred Stock of Pinewood were issued to the unaffiliated third party for proceeds in the equivalent of $16,875 which were used to finance part of the cost of such vessel. Such shares have preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood. Furthermore, under this agreement, Pinewood agreed to (i) pay its own expenses out of its own funds, (ii) keep its assets and funds separate from the assets and funds of the Company, (iii) refrain from holding its assets and/or creditworthiness as being available to satisfy any of the obligations of the Company and (iv) take, or refrain from taking, certain other actions designed to ensure that the assets of Pinewood are not available to creditors of Safe Bulkers or its other subsidiaries.
(8)	Kyotofriendo One had contracted to acquire the Kamsarmax class newbuild vessel with Hull No. 1551, which upon her delivery from the shipyard in January 2017 was sold. Refer to Notes 3 and 17.
(9)	Estimated completion date for newbuild vessel as of December 31, 2018.

ANNUAL REPORT 2018

For the years ended December 31, 2016, 2017 and 2018, the following charterers individually accounted for more than 10% of the Company’s time charter, voyage charter and ballast bonus revenues as follows:

	December 31,
	2016	2017	2018
Glencore Agriculture B.V	10.05%	—%	14.73%
Bunge S.A.	—%	12.72%	13.76%
Global Chartering Ltd	12.49%	—%	—%

2. Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all accounts of the Company. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates may include vessel valuations, the valuation of amounts due from charterers, residual value of vessels and the useful life of vessels. Actual results may differ from these estimates.

Other Comprehensive Income/(Loss): The Company follows the accounting guidance relating to Statement of Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income/(loss) and accordingly comprehensive income/(loss) equals net income/(loss) for the periods presented.

Foreign Currency Translation: The reporting and functional currency of the Company is the U.S. dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transaction. On the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates. Resulting gains or losses from foreign currency transactions are recorded within Foreign currency (loss)/gain in the accompanying consolidated statements of operations in the period in which they arise.

Cash and Cash Equivalents: Cash and cash equivalents consist of current, call, time deposits and certificates of deposit with original maturities of three months or less and which are not restricted for use or withdrawal.

Time Deposits: Time deposits are held with banks with original maturities longer than three months. In the event remaining maturities are shorter than 12 months, such deposits are classified as current assets; if original maturities are longer than 12 months, such deposits are classified as non-current assets.

Restricted Cash: Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation relating to such deposits is expected to be terminated within the next 12 months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

Accounts Receivable: Accounts receivable reflect trade receivables from time or voyage charters and other receivables from operational activities, net of an allowance for doubtful accounts. On each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was recorded for any of the periods presented.

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost and net realizable value. Cost is determined using the first–in, first-out method. Inventories consist of $724 and $0 of bunkers and of $3,503 and $4,139 of lubricants as of December 31, 2017 and 2018, respectively.

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses and financing costs incurred during the construction period for vessels under construction, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage), less accumulated depreciation and impairment, if any. Certain subsequent expenditures for conversions, major improvements and regulatory requirements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Vessels’ Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. The Company estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date they become available for use through their remaining estimated useful life.

Accounting for Special Survey and Drydocking Costs: Special survey and drydocking costs are expensed in the period incurred and are included in vessel operating expenses in the accompanying consolidated statements of operations.

Repairs and Maintenance: Repair and maintenance expenses, including major overhauling and underwater inspection expenses, are expensed when incurred and are included in vessel operating expenses in the accompanying consolidated statements of operations.

Impairment of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in

SAFEBULKERS	F8 - F9

operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its estimated fair value and the difference is recorded as an impairment loss in the consolidated statements of operations.

Assets Held for Sale: The Company may dispose of certain of its vessels when suitable opportunities occur, including prior to the end of their useful lives. The Company classifies assets as being held for sale when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell the asset. These assets are no longer depreciated once they meet the criteria of being held for sale. There were no assets held for sale as of December 31, 2017 and 2018.

Deferred Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method. The unamortized deferred financing costs are presented as a direct deduction from the carrying amount of the related loan and credit facility in the consolidated balance sheet. Deferred financing costs relating to undrawn facilities are presented under non-current assets in the consolidated balance sheet. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs related to credit facilities repaid and terminated is expensed in the same period. Any unamortized balance of costs relating to the credit facilities refinanced is deferred and amortized over the term of the respective refinanced credit facility in the period in which the refinancing occurs, subject to the provisions of the accounting guidance relating to Changes in Line-of-Credit or Revolving-Debt Arrangements.

Derivative Instruments: The Company may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations. When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of operations. For the years ended December 31, 2016, 2017 and 2018, no derivatives were accounted for as accounting hedges.

Financial Instruments: Over-the-counter foreign exchange forward contracts, interest rate derivatives and cash equivalents are recorded at fair value. Other financial instruments, including debt are recorded at amortized cost.

(a)	Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 6. The Company may manage its interest rate risk by entering into interest rate derivative instruments which are described in Note 12. As of December 31, 2018, the Company did not have any interest rate swap agreements in place.
(b)	Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and interest rate derivative instruments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company may limit its exposure by transacting with counterparties with high credit ratings.
(c)	Fair value measurement: In accordance with the requirements of accounting guidance relating to Fair Value Measurement, the Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Treasury stock: The Company records the repurchase of its shares at cost based on the settlement dates of repurchase transactions. These shares are classified as treasury stock, which is a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels.

Vessels are chartered under time charter, where a contract is entered into for the use of a vessel for a specific trip or a specific period of time and at a specified daily charter rate. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are

ANNUAL REPORT 2018

recognized as earned on the straight-line basis over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations. Time charter hire is typically payable 15 or 30 days in advance as determined in the charter party agreement. Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance, bunkers during ballast period and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo). Certain voyage expenses paid by the Company, such as extra war risk insurance may be recovered from the charterer; such amounts recovered are recorded as Other Income within Revenues.

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and hence, the voyage revenues are recognized on a pro rata basis over the duration of the voyage from load port to discharge port. Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses, and are all paid for by the Company. Costs incurred prior to loading which are directly related to the voyage may be deferred if they meet certain conditions, and are amortized over the duration of the voyage from load port to discharge port. Costs incurred during the voyage are expensed as incurred. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by the Company to the charterer when loading or discharging time is less than the stipulated time in the voyage charter and is recognized as incurred. Voyage hire is typically paid upon completion of the performance obligation. During the years ended December 31, 2016, 2017 and 2018, there has only been one instance in each of 2017 and 2018 where a vessel was employed under a voyage charter and in both cases the voyage had began and ended in the same period.

Unearned revenue includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Accrued revenue results from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Commissions (address and brokerage), regardless of charter type, are always paid by the Company, are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying consolidated statements of operations.

Taxes: Entities within the group that are incorporated under the laws of either the Republic of Liberia or the Republic of the Marshall Islands are not subject to Liberian or Marshall Islands income taxes. However, each vessel-owning Subsidiary is subject to registration and tonnage taxes under the laws of the Republic of Cyprus or the Republic of the Marshall Islands depending on where each Company’s vessel is registered. As of January 1, 2013, each vessel managed in Greece is subject to tonnage tax, under the laws of the Republic of Greece. In addition, under the laws of the Republic of Greece, each vessel managed in Greece is also subject to an annual shipping community mandatory financial contribution. These registration, tonnage taxes and financial contributions are recorded within Vessel operating expenses in the accompanying consolidated statements of operations and none are considered income taxes.

Furthermore, each Subsidiary may be subject to a 4.00% U.S. federal tax in respect of its U.S. source shipping income (imposed on gross income without the allowance for any deductions). Such taxes have been recorded within Voyage expenses in the accompanying consolidated statements of operations. If such taxes are recovered; such amounts recovered are recorded within Revenues in the accompanying consolidated statements of operations.

Dividends: Dividends are recorded in the period in which they are declared by the Company’s Board of Directors.

Earnings/(Loss) Per Share: The computation of basic earnings/(loss) per share is based on the weighted average number of common stock outstanding during the year and includes the shares issuable to the audit committee chairman and the independent directors at the end of each year for services rendered. The computation of basic earnings/(loss) per share is calculated after deducting the preferred stock dividends paid and accrued (including any deemed dividend) from net income/(loss) divided by the weighted average number of shares.

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenue and not by the type of vessel or vessel employment for its customers. The Company’s vessels have similar operating and economic characteristics. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

SAFEBULKERS	F10 - F11

Recent Accounting Pronouncements:

Revenue from Contracts with Customers: On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, as amended by ASU 2015-14, which was issued on August 12, 2015, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017 and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this ASU for its Voyage Revenues for its reporting period commencing January 1, 2018 and elected to use the modified retrospective transition method for the implementation of this standard. The implementation of this standard did not have an impact on the Company’s financial statements, as the Company has always recognized voyage revenues on a pro rata basis over the duration of the voyage from load port to discharge port and also did not have any voyages in progress over the year ended December 31, 2017 and 2018. Voyage Revenues represent less than 1% of total revenues.

Leases: In February 2016, the FASB issued ASU 2016-2 (codified as ASC 842), which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842, as amended, subject to certain transition relief options, requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, or allows entities to elect not to recast the comparative periods presented when transitioning to ASC 842 and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. . ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. ASC 842 is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those fiscal periods. Early adoption is permitted for all entities. The Company will adopt ASC 842 for its reporting period commencing January 1, 2019 and has elected not to recast the comparative periods presented when transitioning to ASC 842. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The Company has elected not to separate the lease and non-lease components. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842. Since lessor accounting remains largely unchanged from current U.S. GAAP and the Company’s office operating leases are immaterial, the implementation of this standard will not have a significant impact on the Company’s financial statements , however it will increase the disclosures relating to the Company’s leasing arrangements.

3. Transactions with Related Parties

A. The Managers

The Company enters from time to time into management agreements with the Managers for the provision of executive officers and management services to vessel-owning Subsidiaries. Pursuant to the management agreements, the vessel-owning Subsidiaries enter into separate ship management agreements with either one of the Managers under which chartering, operations, technical and accounting services are provided to the vessels. Pursuant to the management agreements, the Subsidiaries that have entered into agreements to acquire newbuild vessels are required to enter into supervision agreements with either one of the Managers. The Managers under these agreements receive fees (the “Fees”), comprised of ship management fees (the “Ship Management Fees”), supervision fees (the “Supervision Fees”) and sale and purchase commissions (the “Commissions”). The Managers are both related parties that are controlled by Polys Hajioannou.

On May 29, 2018, following the expiration of the old management agreements, Safe Bulkers signed new management agreements with the Managers (the “Management Agreements”). The Management Agreements have an initial term of three years expiring on May 28, 2021 and can be extended for two additional terms of three years each. The fees provided by the Management Agreements are fixed until May 29, 2021 and upon mutual agreement with the Managers, can be adjusted for a subsequent term of three years each time on May 29, 2021 and May 29, 2024.

In accordance with the Management Agreements, the Managers receive:

~	Ship Management Fees comprised of a daily ship management fee of €875 per vessel, payable monthly in arrears to the respective Manager and an annual ship management fee of €3,000,000 payable quarterly in arrears to only one of the Managers;
~	Supervision Fees of $550 with respect to each newbuild for the services rendered by one of the Managers under the supervision agreement, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% is payable upon successful completion of the sea trials of each newbuild; and
~	Commissions equal to 1.00% calculated on the price set forth in the memorandum of agreement or other sale and purchase newbuild contract, or any other vessel bought or sold by the Company, payable upon final delivery of such vessel to the relevant purchaser.

For the period starting January 1, 2016 to May 28, 2018, the old management agreements provided for Ship Management Fees of $975 per day per vessel. Both old and new management agreements provided for the same Supervision Fees and Commissions.

ANNUAL REPORT 2018

The Ship Management Fees are recorded in General and Administrative Expenses (refer to Note 15). The Commissions on purchase and the Supervision Fees are recorded in Advances for vessels (refer to Note 5). The Commissions on sale are recorded in Gain or Loss on sale of assets as the case may be.

The Management Agreements do not include the provision which was included in the old management agreements that to the extent the executive officers are not provided by the Managers but are instead employed by Safe Bulkers, the management fees payable by Safe Bulkers will be reduced in arrears, by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by the Company as a result of such employment. Such costs for the year ended December 31, 2016, amounted to $1,445 and were recorded under Compensation for Directors and Officers within General and Administrative Expenses (refer to Note 15). No such costs were incurred for the years ended December 31, 2017 and 2018, as the executive officers were provided by the Managers.

Amounts due from Manager under the management agreements were $418 and $599 as of December 31, 2017 and 2018, respectively. Amounts due to Manager under the management agreements were $0 and $23 as of December 31, 2017 and 2018, respectively.

The Fees to our Managers comprised the following:

	Year Ended December 31, (In thousands of U.S. Dollars)
	2016	2017	2018
Ship Management Fees	$11,611	$13,511	$16,536
Supervision Fees	1,925	550	275
Commissions	972	700	586

B. Sale of Vessels and Novation of Newbuild Contracts

In December 2015, following the Company’s decision to reduce its capital commitments and improve its liquidity, Polys Hajioannou submitted a proposal to the Company’s Board of Directors, pursuant to which companies controlled by Polys Hajioannou would (a) purchase two vessels of the Company’s operating fleet, the Stalo and the Kypros Unity and (b) novate the contracts of two of the Company’s newbuilds, Hull No. 1718 and Hull No. 1552, respectively. Upon receipt of this proposal, a special committee consisting of the Company’s three independent directors was formed and authorized by the Board of Directors of the Company in order to evaluate the proposal. The special committee was advised by independent counsel. During January 2016, the special committee obtained two appraisals from independent third parties for each of the two vessels and for each of the two newbuildings, and negotiated the terms of the sale of the vessels and the newbuild contract novations. In February 2016, the special committee approved the sale of the Stalo and the Kypros Unity and the novation of the contracts of Hull No. 1718 and Hull No. 1552 to companies controlled by Polys Hajioannou.

The agreed sale price for the Stalo was $9,000 in cash, representing the higher of the two appraisals for that vessel, and the agreed sale price for the Kypros Unity was $20,000 in cash, likewise representing the higher of the two appraisals for that vessel that the special committee had obtained. The sales of the Stalo and Kypros Unity were consummated in March 2016.

The remaining commitment under the newbuild contract for Hull No. 1718 as of December 31, 2016 and as of the day of signing the novation agreement was $28,400, compared to $26,500, representing the higher of the two appraisals obtained by the special committee for such newbuild. The novation of the contract of Hull No. 1718 was executed in February 2016. The novation of the newbuild contract of Hull No. 1552 was not completed. Instead, the Company entered into an agreement to issue to an unaffiliated investor cumulative redeemable preferred shares of Pinewood in connection with the delivery of Pedhoulas Cedrus (Hull No. 1552) in 2018.

In August 2016, following the Company’s decision to further reduce its capital commitments and improve its liquidity, Polys Hajioannou submitted a proposal to the Company’s Board of Directors, pursuant to which companies controlled by Polys Hajioannou would (a) novate the contract of newbuild Hull No. 835 and (b) purchase Hull No. 1551 upon delivery from the shipyard. Upon receipt of this proposal, the Company’s Board of Directors formed a special committee consisting of the Company’s three independent directors in order to evaluate the proposal. The special committee was advised by an independent counsel, obtained two appraisals from independent third party brokers for each newbuild vessel and negotiated the terms of each transaction. The fair value of each vessel was based on the Company’s best estimate of the fair value of each vessel on a charter free basis, and was supported by vessel valuations obtained from independent third party shipbrokers.

The remaining commitments under the newbuild contracts for Hull No. 835 and Hull No. 1551 were $48,155 in the aggregate. The higher of the two appraisals obtained by the special committee from independent third party brokers was $21,500 for Hull No. 835 and $24,500 for Hull No. 1551, or $46,000 in the aggregate.

In September 2016, the special committee approved the novation of contract of Hull No. 835 and the sale of newbuild Hull No. 1551 upon delivery from the shipyard to companies controlled by Polys Hajioannou. The novation agreement for Hull No. 835 and the sale agreement for Hull No. 1551 were both signed in October 2016. The sale of Hull No. 1551 was consummated in January 2017, immediately upon delivery of the newbuild vessel from the shipyard.

The Commission due to the Managers pursuant to the Management Agreements arising from all above transactions were waived. No related party transactions in relation to the sale of vessels or the novation of newbuild contracts occurred during 2018.

SAFEBULKERS	F12 - F13

4. Vessels, Net

Vessels, net are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2017	$1,324,800	$(286,081)	$1,038,719
Transfer from Advances for vessels	67,504	—	67,504
Disposal	(20,630)	—	(20,630)
Impairment loss	(159,805)	68,512	(91,293)
Depreciation expense	—	(51,424)	(51,424)
Balance, December 31, 2017	$1,211,869	$(268,993)	$942,876
Transfer from Advances for vessels	60,482	—	60,482
Depreciation expense	—	(48,067)	(48,067)
Balance, December 31, 2018	$1,272,351	$(317,060)	$955,291

Transfer from Advances for vessels represents advances paid for vessels acquisitions, vessels under construction and vessel improvements in respect of the acquisition of second hand vessels and newbuild vessels which were under construction and delivered to the Company. For the periods presented, the Company accepted delivery of the following vessels:

~	During the year ended December 31, 2017: Pedhoulas Rose, Hull No. 1551 and Agios Spyridonas; and
~	During the year ended December 31, 2018: Pedhoulas Cedrus (ex-Hull No. 1552) and Mount Troodos.

Disposal during the year ended December 31, 2017 relates to Hull No. 1551 (refer to Notes 3 and 17).

At December 31, 2017, the Company identified and recorded an impairment loss of $91,293 in relation to four of its vessels, for which the undiscounted net operating cash flows did not exceed each vessel’s carrying value. The impairment loss is presented under the caption “Impairment loss” in the consolidated statements of operations. Consistent with prior practices, we reviewed all our vessels for impairment and none were found to be impaired at December 31, 2018.

As of December 31, 2018, 39 vessels with a carrying value of $914,804 have been provided as collateral to secure the Company’s bank loans as discussed in Note 6.

5. Advances for Vessels

Advances for vessels are comprised of the following:

Balance, January 1, 2017	$13,007
Additions for advances, including capitalized expenses and interest	58,150
Transferred to vessel cost (refer to Note 4)	(67,504)
Balance, December 31, 2017	$3,653
Additions for advances, including capitalized expenses and interest	65,425
Transferred to vessel cost (refer to Note 4)	(60,482)
Balance, December 31, 2018	$8,596

Advances paid for vessels represent advances paid for vessels acquisitions, vessels under construction and vessel improvements and comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest, certain capitalized expenses and expenditures for major improvements and regulatory compliance. During 2017 and 2018, such payments were made for the following vessels:

~	During the year ended December 31, 2017 acquisition of the vessels: Pedhoulas Rose, Hull No. 1551, Pedhoulas Cedrus (ex-Hull No. 1552), Agios Spyridonas and costs relating to improvements of several vessels.
~	During the year ended December 31, 2018 acquisition of the vessels: Pedhoulas Cedrus (ex-Hull No. 1552), Mount Troodos, Hull No. 1772 and improvements to several vessels.

6. Bank Debt

Bank debt is comprised of the following secured borrowings:

ANNUAL REPORT 2018

				December 31,
Borrower	Commencement	Maturity	2017	2018
Maxdekatria	February 2016	July 2018	$9,167	$—
Glovertwo	February 2016	July 2018	12,833	—
Shikokutessera	February 2016	July 2018	14,667	—
Youngone	September 2015	August 2018	22,733	—
Petra	June 2015	December 2018	18,024	—
Pemer	June 2015	December 2018	18,024	—
Maxtessera	July 2014	November 2018	28,000	—
Shikokuokto	June 2015	December 2018	15,018	—
Safe Bulkers	November 2018	October 2021	—	30,000
Maxtessera	November 2018	October 2022	—	26,000
Maxdeka	August 2011	December 2022	17,044	13,635
Shikokupente	August 2018	August 2023	—	14,930
Shikoku	October 2011	August 2023	22,400	18,667
Shikokuennia	October 2018	October 2023	—	17,730
Petra	November 2018	November 2023	—	9,075
Pemer	November 2018	November 2023	—	9,075
Maxeikosiepta	December 2018	December 2023	—	5,000
Shikokuepta	February 2016	February 2024	22,050	20,417
Maxdekatria	July 2018	February 2024	—	11,750
Glovertwo	July 2018	February 2024	—	13,420
Shikokutessera	July 2018	February 2024	—	14,430
Pentakomo	July 2018	February 2024	—	11,750
Maxeikositria	September 2017	August 2024	12,968	11,930
Maxeikosi	September 2017	August 2024	12,968	11,930
Maxpente	September 2017	August 2024	20,000	17,400
Maxeikositessera	September 2017	August 2024	13,650	12,090
Maxenteka	September 2017	August 2024	15,925	14,332
Maxeikosiexi	September 2015	September 2024	6,063	5,248
Marathassa	September 2015	September 2024	6,545	5,690
Marinouki	September 2015	September 2024	9,904	8,590
Kerasies	September 2015	September 2024	6,918	6,014
Soffive	September 2015	September 2024	10,757	9,305
Eptaprohi	September 2015	September 2024	50,518	43,818
Safe Bulkers	November 2014	September 2024	160,527	118,925
Pelea – Vasstwo	December 2018	December 2024	—	20,075
Maxeikosiena	September 2015	September 2025	21,271	20,314
Gloversix – Shikokuokto	December 2018	December 2025	—	35,000
Youngtwo	January 2017	January 2027	23,817	23,039
Total			571,791	579,579
Current portion of Long-term debt			26,583	37,431
Long-term debt			545,208	542,148
Total debt			571,791	579,579
Current portion of deferred financing costs			995	1,246
Deferred financing costs non-current			3,392	3,640
Total deferred financing costs			4,387	4,886
Total debt			571,791	579,579
Less: Total deferred financing costs			4,387	4,886
Total debt, net of deferred financing costs			567,404	574,693
Less: Current portion of long-term debt, net of current portion of deferred financing costs			25,588	36,185
Long-term debt, net of deferred financing costs, non-current			$541,816	$538,508

SAFEBULKERS	F14 - F15

Each of Maxeikosiena, Youngone and Youngtwo had entered into a sale and leaseback agreement with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. Under these agreements, each vessel was sold and leased back for a period of 10 years, on a net daily bareboat charter rate of $6.50, with a purchase obligation at the end of the 10th year. Furthermore, each Subsidiary holds an option to purchase back the respective vessel after the second year of the bareboat charter, at annual intervals and predetermined purchase prices. In view of the obligation of the Subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction. During the year ended December 31, 2018, the Company exercised the option to purchase back the vessel owned by Youngone.

The above loans and credit facilities bear interest at LIBOR plus a margin, except for each of Maxeikosiena and Youngtwo and for a portion of each of the Maxdeka and Shikoku loan facilities. Maxdeka and Shikoku have entered into loan facilities with government owned export credit institutions, each bearing interest at the Commercial Interest Reference Rate (“CIRR”) published by the Organization for Economic Co-operation and Development, as applicable on the date of the signing of the relevant loan agreements. Each of the Maxeikosiena and Youngtwo loan facilities are deemed to incur interest at a fixed rate calculated so that the initial facility amount be amortized to maturity down to the purchase obligation price of each vessel. The above loans and credit facilities are generally repayable by quarterly principal installments and a balloon payment due on maturity, with the exception of the Maxdeka and Shikoku loan facilities, which are repaid by semi-annual principal installments without a balloon payment due on maturity, and the Maxeikosiena and Youngtwo loan facilities, that are repayable by principal installments every 45 days out of a portion of the bareboat hire payment and a balloon payment due on maturity equal to the purchase obligation. The fair value of debt outstanding on December 31, 2018 amounted to $577,517 when valuing the respective portions of the Maxdeka and Shikoku loan facilities on the basis of the CIRR as of December 2018 and of the Maxeikosiena, Youngone and Youngtwo loan facilities on the basis of the deemed equivalent fixed rate, as applicable on December 31, 2018, which are considered to be Level 2 items in accordance with the fair value hierarchy.

As of December 31, 2018, there was no amount available for drawdown under the above loan agreements. The estimated minimum annual principal payments required to be made after December 31, 2018, based on the loan and credit facility agreements as amended, are as follows:

To December 31,
2019		$37,431
2020		62,864
2021		81,516
2022		83,118
2023		72,280
2024	and thereafter	242,370
Total		$579,579

Total interest incurred on long-term debt for the years ended December 31, 2016, 2017 and 2018 amounted to $20,397, $23,266 and $25,713, respectively, which includes interest capitalized of $821, $42 and $0 for the years ended December 31, 2016, 2017 and 2018, respectively. The average interest rate (including the margin) for all bank loan and credit facilities during the years 2016, 2017 and 2018 was 3.290% p.a., 3.838% p.a. and 4.428% p.a., respectively.

As of December 31, 2018, the foregoing loan and credit facilities were secured as follows:

~	First priority mortgages over the vessels owned by the respective borrowers;
~	For one of the Safe Bulkers credit facilities, first priority mortgages over the vessels Andreas K, Pedhoulas Cherry, Pedhoulas Commander, Martine, Eleni, Kypros Bravery, Kypros Loyalty and Troodos Air;
~	For the other Safe Bulkers credit facility, first priority mortgage over the vessel Maria and second priority mortgages over the vessels Kanaris, Efrossini, Venus Horizon, Pedhoulas Builder and Pedhoulas Fighter;
~	First priority assignment of all insurances and earnings of the mortgaged vessels; and
~	Corporate guarantee from Safe Bulkers in respect of facilities entered into by the Subsidiaries.

Loan and credit facility agreements contain debt covenants including restrictions as to changes in management and ownership of the vessels, entering into certain long-term charters, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, minimum vessel insurance cover ratio requirements, as well as minimum fair vessel value ratio to outstanding loan principal requirements (the “Minimum Value Covenant”). The Minimum Value Covenant must not fall below 120%. The borrowers are permitted to pay dividends to their owners as long as no event of default under the respective loan has occurred or has not been remedied or would occur as a result of the payment of such dividends.

Certain of the loan and credit facility agreements require the respective borrowers to maintain at all times a minimum balance in each vessel operating account, from $150 to $1,000.

The corporate guarantees of the Company include the following financial covenants:

ANNUAL REPORT 2018

~	its total consolidated liabilities divided by its total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets), must not exceed 85% for credit facilities outstanding with commercial financing institutions and 80% for credit facilities outstanding with government owned export credit institutions (the “Consolidated Leverage Covenant”);
~	its total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less its total consolidated liabilities must not be less than $150,000 for credit facilities outstanding with government owned export credit institutions and for credit facilities outstanding with commercial financing institutions (the “Net Worth Covenant”);
~	the ratio of its EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis, for credit facilities, outstanding with commercial financing institutions (the “EBITDA Covenant”);
~	the ratio of its aggregate debt to EBITDA must not exceed 5.5:1 on a trailing 12 months’ basis, applicable as of June 30, 2020 (our next testing date) onwards for credit facilities outstanding with government owned export credit institutions;
~	its consolidated debt must not exceed $580,000 on December 31, 2018, June 30, 2019 and December 31, 2019 for credit facilities outstanding with government owned export credit institutions;
~	payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends; and
~	a minimum of 30% or 35%, as the case may be, of its voting and ownership rights shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and, in the case of one facility, Polys Hajioannou beneficially holds a minimum of 20% of the voting and ownership rights.

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant and Net Worth Covenant do not apply to the Shikokuepta loan facility, and the Minimum Value Covenant and EBITDA Covenant do not apply to the Maxeikosiena and Youngtwo financing agreements.

As of December 31, 2018, the Company was in compliance with all debt covenants in effect with respect to its loans and credit facilities.

7. Share Capital

As of December 31, 2017 and 2018, the Company had 200,000,000 authorized common stock of $0.001 par value, of which 101,526,708 and 103,005,748 were issued and outstanding respectively.

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the Company’s board of directors out of funds legally available for dividends. Upon the Company’s dissolution or liquidation or the sale of all or substantially all of the Company’s assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of the common stock will be entitled to receive pro rata the remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company’s securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which may be issued. The Company’s common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to the Company’s shares in the future. There are no provisions in the Company’s articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

As of December 31, 2017 and 2018, the Company had 20,000,000 authorized preferred stock of $0.01 par value; of which 379,514 and zero Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”), respectively, 2,300,000 and 2,300,000 Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), respectively, 3,200,000 and 3,200,000 Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares,” and, together with the Series B Preferred Shares and the Series C Preferred Shares, the “Preferred Shares”), respectively, were issued and outstanding respectively. In addition, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan.

Holders of Preferred Shares have no voting rights other than the ability (voting together as a class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable, including all of the Preferred Shares), subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) payable on the Company’s Preferred Shares are in arrears and certain other limited protective voting rights. The Company’s Preferred Shares are subordinate to all of existing and future indebtedness.

Common stock

In June 2016, the Company implemented a program for the repurchase of an amount of up to 2,000,000 shares of its common stock. As of December 31, 2017 and 2018, the Company had repurchased 113,076 shares of common stock under this repurchase program, which were held as treasury shares.

SAFEBULKERS	F16 - F17

In December 2016, the Company successfully completed a public offering, whereby 15,640,000 shares of common stock were issued and sold at a price of $1.10 per share. An entity controlled by Polys Hajioannou purchased 2,727,272 shares of common stock in the public offering. The gross proceeds of the public offering were $17,204, net of underwriting discount of $710 and offering expenses of $379.

In November 2018, the Company issued to an unaffiliated third party 1,441,048 shares of common stock to pay the first installment of $3,300 for the purchase price of Hull No. S 1772.

In December 2018, the Company implemented a new program for the repurchase of an amount of up to 3,000,000 of its common stock. As of December 31, 2018, the Company had repurchased 345,012 shares of common stock under the repurchase program, which were held as treasury shares. An additional 1,332,182 shares of common stock were repurchased until February 5, 2019. All 1,790,270 repurchased shares of common stock have been subsequently cancelled in February 2019.

Pursuant to arrangements approved by the Company’s shareholders and the nominating and compensation committee, effective July 1, 2008, in respect of the audit committee chairman and effective January 1, 2010, in respect of the other independent directors of the Company, the audit committee chairman receives the equivalent of $15 every quarter, and the other independent directors each receive the equivalent of $7.50, all payable in arrears in the form of newly-issued Company common stock as part compensation for services rendered as audit committee chairman and independent directors, respectively. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2016, 2017 and 2018, 62,717 shares, 31,286 shares and 18,996 shares, respectively, were issued to the audit committee chairman and 62,717 shares, 31,286 shares and 18,996 shares, respectively, were issued in aggregate to the two other independent directors of the Company.

Preferred stock

In June 2013, the Company successfully completed a public offering, whereby 800,000 shares of Series B Preferred Shares were issued and sold at a price of $25.00 per share, and a private placement, whereby 800,000 shares of Series B Preferred Shares were issued and sold to an entity controlled by Polys Hajioannou, at the public offering price. The net proceeds of the public offering and the private placement were $38,865 net of underwriting discount of $672 and offering expenses of $463. The Series B Preferred Shares were issued for cash and paid cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. At any time on or after June 30, 2016, the Series B Preferred Shares could be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company failed to comply with certain covenants as these terms were defined in the applicable agreement, defaulted on any of its credit facilities, failed to pay four quarterly dividends payable in arrears or if the Series B Preferred Shares were not redeemed at the option of the Company, in whole by July 30, 2018, the dividend rate payable on the Series B Preferred Shares would increase quarterly to a rate that is 1.25 times the dividend rate payable on the Series B Preferred Shares, subject to an aggregate maximum rate per annum of 25% prior to July 30, 2016 and 30% thereafter. The Series B Preferred Shares were not convertible into common stock and were not redeemable at the option of the holder.

In May 2014, the Company successfully completed a public offering, whereby 2,300,000 shares of Series C Preferred shares were issued and sold at a price of $25.00 per share. The net proceeds of the public offering and the private placement were $55,504, net of underwriting discount of $1,744 and offering expenses of $252. The Series C Preferred Shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. At any time on or after May 31, 2019, the Series C Preferred Shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series C Preferred Shares are not convertible into common stock and are not redeemable at the option of the holder.

In June 2014, the Company successfully completed a public offering, whereby 3,200,000 shares of Series D Preferred Shares were issued and sold at a price of $25.00 per share. The net proceeds of the public offering and the private placement were $77,420 net of underwriting discount of $2,369 and offering expenses of $211. The Series D Preferred Shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. At any time on or after June 30, 2019, the Series D Preferred Shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series D Preferred Shares are not convertible into common stock and are not redeemable at the option of the holder.

In December 2015, the Company implemented a program for the repurchase of an amount of up to $20,000 in aggregate of its Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares. Under the statement of designation of the respective series of preferred shares, any such shares repurchased by the Company are cancelled. As of December 31, 2018, the Company had repurchased and cancelled 114,232 Series B Preferred Shares under this repurchase program.

In April 2017, the Company completed an exchange offer for its outstanding Series B Preferred Shares, which had commenced in March 2017. Holders who elected to exchange their Series B Preferred Shares in the exchange offer received, for each such Series B Preferred Share (i) $22.50 in cash and (ii) two newly issued shares of common stock of the Company. Pursuant to the exchange offer, a total of $1,106,254 Series B Preferred Shares were validly tendered and accepted by the Company. The Series B Preferred Shares validly tendered and accepted by the Company represented 74.46% of the 1,485,768 Series B Preferred Shares outstanding at the commencement of the exchange offer. The exchange offer resulted in a cash payment of $24,891 and the issuance of 2,212,508 shares of common stock to holders of validly tendered and accepted Series B Preferred Shares. The difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the fair value of the shares of common stock and the cash payment offered) and (2) the carrying amount of the Series B Preferred

ANNUAL REPORT 2018

Shares before the modification or exchange (net of issuance costs) amounted to $2,146, and was recorded as preferred deemed dividend.

In February 2018, the Company redeemed all 379,514 outstanding Series B Preferred Shares, pursuant to a redemption notice it had issued in January 2018. The Series B Preferred Shares were redeemed at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends to, but excluding the date of redemption (the “Redemption Price”). As a result of the completion of the Redemption, Series B Preferred Shares are no longer deemed outstanding and all rights of the holders of such Series B Preferred Shares have been terminated. Furthermore, the Series B Preferred Shares were delisted from trading on the New York Stock Exchange.

The payment due upon liquidation to holders of any series of the Company’s preferred shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series C Preferred Shares and Series D Preferred Shares as of December 31, 2018 was $58,305 and $81,120, respectively.

8. Mezzanine equity

Mezzanine equity represents the USD equivalent of 100 shares of Series A Cumulative Redeemable Perpetual Preferred Stock (the “Series A Preferred Shares”) of our subsidiary Pinewood issued in June 2018 to an unaffiliated third party investor (the “Investor”) in the amount of JPY1,854,900,000 equivalent to $16,875, plus accrued dividend as of December 31, 2018 of JPY13,792,325 equivalent to $123. These shares were issued as part payment of the cost of the vessel Pedhoulas Cedrus owned by Pinewood.

Such shares have preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood. The Series A Preferred Shares do not entitle the Investor to any voting rights (other than in limited circumstances in the case of certain events of default under the terms of their issuance), and they may be redeemed at the option of Pinewood at any time or at the option of the Investor upon the third anniversary of the issuance date. Such option to redeem the Series A Preferred Shares by the Investor meets the criteria for classification as mezzanine equity. The Investor is entitled to a dividend of 2.95% p.a. from the Series A Preferred Shares. The declaration of such dividend is subject to the discretion of Pinewood’s board of directors and dividends accrue and cumulate irrespective of such declaration. The Investor is entitled to nominate one director to the board of Pinewood, representing a minority of Pinewood’s board of directors.

The payment due upon liquidation to the Investor of Series A Preferred Shares is fixed at the redemption preference of JPY1,854,900,000 plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series A Preferred Shares as of December 31, 2018 was JPY1,868,692,325, equivalent to $16,984.

9. Commitments and Contingencies

(a) Capital expenditure commitments relating to our vessels and vessels under construction are as follows:

Year Ended December 31	Due to Shipyards / Sellers	Due to Manager	Other Commitments	Total
2019	$6,600	$275	$22,475	$29,350
2020	22,935	605	1,753	25,293
2021	—	—	2,152	2,152
2022	—	—	360	360
Total	29,535	880	26,740	57,155

Other commitments represent contracted costs related to the purchase of ballast water treatment systems and sulfur oxide exhaust gas cleaning systems to be installed on a number of our vessels.

(b) Other contingent liabilities

The Company and its Subsidiaries have not been involved in any legal proceedings, that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, shipyards, insurance providers and other claims relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A maximum of $1,000,000 of the liabilities associated with the individual vessel actions, mainly for sea pollution, is covered by P&I Club insurance.

10. Revenues

Revenues are comprised of the following:

SAFEBULKERS	F18 - F19

	Year Ended December 31,
	2016	2017	2018
Time charter revenue	$108,487	$146,533	$191,977
Voyage charter revenue	—	1,095	1,113
Other income	5,472	6,412	8,458
Total	113,959	154,040	201,548

11. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,
	2016	2017	2018
Crew wages and related costs	$29,581	$30,948	$33,340
Insurance	3,452	3,148	3,163
Repairs, maintenance and drydocking costs	2,752	3,729	6,606
Spares, stores and provisions	7,015	9,345	13,855
Lubricants	3,754	3,220	3,901
Taxes	1,347	941	842
Miscellaneous	1,618	1,463	1,805
Total	$49,519	$52,794	$63,512

12. Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash, and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of December 31, 2018. The fair value of the long-term debt is disclosed in Note 6.

Derivative instruments

The Company, from time to time, may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2017 and 2018, the Company had no outstanding derivative instruments relating to currency exchange contracts.

The Company enters, from time to time, into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company’s interest rate swaps did not qualify for hedge accounting. The Company determines the fair market value of the interest rate swaps at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations. As of December 31, 2018 the Company had no outstanding derivative instruments relating to interest rate swaps. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018
Interest Rate	Derivative assets / Current assets	$62	$—	$—	$—
Interest Rate	Derivative liabilities / Current liabilities	—	—	2	—
	Total Derivatives	$62	$—	$2	$—

ANNUAL REPORT 2018

	Amount of (Loss)/Gain Recognized on Derivatives Year Ended December 31,
	2016	2017	2018
Interest Rate Contracts	$(620)	$72	$18
Net (Loss)/Gain Recognized	$(620)	$72	$18

The gain or loss is recognized in the consolidated statement of operations and is presented in Other (Expense)/Income – (Loss)/gain on derivatives.

The Company’s interest rate derivative instruments were pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves and take into account the credit risk of the financial institutions that are counterparties in the interest rate swaps. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2017 and 2018.

	Significant Other Observable Inputs (Level 2) December 31,
	2017	2018
Derivative instruments – asset position	$62	$—
Derivative instruments – liability position	2	—

As of December 31, 2017 and 2018, no fair value measurements for assets or liabilities under Level 3 were recognized in the Company’s consolidated balance sheets.

Interest Rate Derivatives

Details of interest rate swap transactions entered into with certain banks in respect of certain loans and credit facilities as of December 31, 2017 and 2018 are presented in the table below:

				Notional amount
Loan or Credit Facility (1)	Inception	Expiry	Fixed Rate	December 31, 2017	December 31, 2018
Marindou	January 14, 2013	January 16, 2018	1.6000%	$18,109	$—
Petra	January 18, 2013	January 18, 2018	0.9800%	14,000	—
Pemer	June 7, 2013	March 7, 2018	0.9475%	14,000	—
Avstes	July 18, 2013	April 18, 2018	1.3500%	14,000	—
Shikoku	August 28, 2013	August 28, 2018	1.2500%	11,200	—
Total				$71,309	$—

1)	Under the above swap transactions, the relevant bank effected quarterly floating-rate payments to the Company for the relevant amount based on the three-month USD LIBOR, and the Company effected quarterly payments to the bank on the relevant amount at the respective fixed rates.

SAFEBULKERS	F20 - F21

Asset Measured at Fair Value on a Non-Recurring Basis

The following tables summarize the valuation of assets measured at fair value on a non-recurring basis during the year ended December 31, 2017.

	Significant Other Observable Inputs (Level 2)	Loss
	December 31, 2017	December 31, 2017
M/V Panayiota K	$21,600	$29,892
M/V Efrossini	21,375	12,959
M/V Venus History	23,750	19,705
M/V Andreas K	20,450	28,737
Total	$87,175	$91,293

As a result of the impairment analysis performed for the year ended December 31, 2017, four of the Company’s vessels with a carrying amount of $178,468 were written down to their estimated fair value as of December 31, 2017 as determined by the Company based on vessel valuations for the vessels, obtained from independent third party shipbrokers, resulting in an impairment charge of $91,293. This impairment charge is presented in the accompanying consolidated statement of operations under the caption “Impairment loss” for the year ended December 31, 2017. No impairment charge was recorded and no assets were measured at fair value on a non-recurring basis for the year ended December 31, 2018.

13. Accrued Liabilities

Accrued liabilities are comprised of the following:

		December 31,
	2017	2018
Interest on long-term debt	$2,361	$4,225
Vessels’ operating and voyage expenses	1,009	1,808
Commissions	143	139
Interest on derivatives and other finance expenses	65	566
General and administrative expenses	88	145
Total	$3,666	$6,883

14. Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2018, is as follows:

December 31,
2019	$89,240
2020	31,151
2021	31,293
2022	19,405
2023	17,805
Thereafter	69,517
Total	$258,411

Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance. In arriving at the minimum future charter revenues, an estimated off-hire time has been deducted, although such estimate may not be reflective of the actual off-hire in the future.

ANNUAL REPORT 2018

15. General and Administrative Expenses

General and administrative expenses include management fees payable to our Managers and costs in relation to the administration of our company. General and administrative expenses for the years ended December 31, 2016, 2017 and 2018 were as follows:

			December 31,
	2016	2017	2018
Management fees – related parties	$11,611	$13,511	$16,536
Professional fees (legal and accounting)	528	687	833
Compensation for Directors and Officers	1,907	468	477
Listing fees and expenses	107	96	115
Miscellaneous	1,228	1,356	1,281
Total	$15,381	$16,118	$19,242

16. Unearned Revenue /Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue/Accrued Revenue during the periods presented is as follows:

		December 31,
	2017	2018
Unearned Revenue
Cash received in advance of service provided – Current liability	$3,540	$4,925
Deferred revenue resulting from varying charter rates – Current liability	—	484
Deferred revenue resulting from varying charter rates – Non-Current liability	—	253
Total Unearned Revenue	3,540	5,662
Accrued Revenue
Resulting from revenue earned prior to cash being received – Current asset	2,029	475
Resulting from varying charter rates – Non-Current asset	831	614
Total Accrued Revenue	$2,860	$1,089

17. Loss on Sale of Assets

During March 2016, the Company concluded the sale of the vessels Stalo and Kypros Unity to companies controlled by Polys Hajioannou for an aggregate gross consideration of $29,000 in cash, realizing a net loss of $2,750. During January 2017, the Company concluded the sale of the Hull No. 1551 to a company controlled by Polys Hajioannou for an aggregate gross consideration of $20,510 in cash, realizing a net loss of $120. There was no sale of assets for the period ended December 31, 2018.

18. Dividends

During 2017, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series B Preferred Shares, totaling $1,316, of Series C Preferred Shares, totaling $4,600 and of Series D Preferred Shares, totaling $6,400.

During 2018, the Company declared and paid one quarterly dividend of $0.50 per share and one final portion dividend of $0.11667 per share of Series B Preferred Shares, totaling $234, and four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4,600, and of Series D Preferred Shares, totaling $6,400.

During 2018, the Company’s subsidiary Pinewood declared and paid preferred dividends totaling JPY17,090,489.00 equivalent to $153 comprising of its first dividend of JPY32,981.64 per share equivalent to $298.52 per share for the period June 8, 2018 to June 30, 2018, followed by one dividend of JPY137,923.25 per share equivalent to $1,231.37 per share of Series A Preferred Shares for the quarter ended September 30, 2018. In addition during 2018, Pinewood declared a dividend of JPY137,923.25 per share equivalent to $1,226.52 per share of Series A Preferred Shares totaling JPY13,792,325.00 equivalent to $123 for the quarter ended December 31, 2018, presented under the caption “Mezzanine Equity” in the consolidated balance sheets, which was paid in January 2019.

SAFEBULKERS	F22 - F23

19. (Loss)/earnings Per Share

Diluted (loss)/earnings per share is the same as basic (loss)/earnings per share. There are no other potentially dilutive shares. The computation of basic (loss)/earnings per share is presented as follows:

			December 31,
	2016	2017	2018
Net (loss)/income	$(55,966)	$(84,679)	$27,684
Less preferred dividend paid and accrued	14,025	12,316	11,384
Less preferred deemed dividend	—	2,146	—
Net (loss)/income available to common shareholders	(69,991)	(99,141)	16,300
Weighted average number of shares, basic and diluted	84,526,411	100,932,876	101,604,339
(Loss)/earnings per share in U.S. Dollars, basic and diluted	$(0.83)	$(0.98)	$0.16

20 Subsequent Events

(a)	Dividend declaration: On January 11, 2019, the Board of Directors declared a dividend of $0.50 per all classes of preferred shares, totaling $2,750, payable to all shareholders of record as of January 23, 2019, which was paid on January 30, 2019.

Corporate directory_

Stock Listing Safe Bulkers’ common stock is traded on the New York Stock Exchange under the ticker symbol “SB”.

Board of Directors and Management

Polys Hajioannou

Chief Executive Officer, Chairman and Director

Dr. Loukas Barmparis

President, Secretary and Director

Konstantinos Adamopoulos

Chief Financial Officer, Treasurer and Director

Ioannis Foteinos

Chief Operating Officer and Director

Frank Sica

Director

Ole Wikborg

Director

Christos Megalou

Director

Principal Executive Office

Safe Bulkers, Inc.
Apt. D11, Les Acanthes
6, Avenue des Citrinniers
MC98000, Monaco

Contact Details

Tel.: +30 2 111 888 400

+357 25 887 200

E-Mail: directors@safebulkers.com

Website

Information about Safe Bulkers’ fleet, as well as corporate investor information, press releases, stock quotes, and SEC filings may be obtained through our website at www.safebulkers.com

Transfer Agent and Registrar

American Stock Transfer & Trust Company

6201 15th Avenue, Brooklyn,

NY 11219

Tel.: +1 (718) 9218210

Legal Counsel - Capital Markets

Cadwalader, Wickersham & Taft

200 Liberty Street

New York, NY 10281

Tel.: +1 (212) 504 6000

Legal Counsel - Shipping

Norton Rose Fulbright LLP

Building K1

1 Palea Leoforos Posidonos & 3 Moraitini street

175 64 Paleo Faliro ,Greece

Tel.: +30 (210) 947-5300

Independent Auditors

Deloitte Certified Public

Accountants S.A.

Fragoklissias 3a & Granikou str.

Marousi 15125

Athens, Greece

Tel.: + 30 210 678-1100

Investor Relations/Media Contact

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Principal Executive office Apt. D11, Les Acanthes 6, Avenue des Citronniers MC98000, Monaco www. safebulkers.com

This annual report is printed on HOLMENBOOK paper 80gr and complies to the following certifications.

SS 627750 AND EN 16001 are the Swedish and European standards for the introduction of energy management systems.

FSC® – Forest Stewardship Council® is a system for the certifcation of forestry that is supported by several environmental organisations.

PEFC – Programme for the Endorsement of Forest Certifcation schemes is an international system for forest certifcation.